   As filed with the Securities and Exchange Commission on December 30, 2002


================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549

                               -----------------

                                AMENDMENT NO. 2

                                      TO
                                   FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                      OR
[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the fiscal year ended
                                      OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from        to

                    Commission file number

                               -----------------
                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
            (Exact name of Registrant as specified in its charter)
                                Not Applicable
                (Translation of Registrant's Name into English)
                                    Canada
                (Jurisdiction of incorporation or organization)
                         4211 Yonge Street, Suite 300
                       Toronto, Ontario M2P 2A9, Canada
                   (Address of principal executive offices)

                               -----------------
Securities registered or to be registered pursuant to Section 12(b) of the Act.

      Title of each class Name of each exchange on which to be registered
      ------------------- -----------------------------------------------
         Common Shares              The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     None.

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                     None.

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 13(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                     Yes [_]  No [_]  Not applicable [X].
   Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [_]  Item 18 [X]
   (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
   Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                                Yes [_]  No [_]

================================================================================

                               TABLE OF CONTENTS


PART I
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................  1
   Directors and Senior Management.............................................  1
   Advisors....................................................................  1
   Auditors....................................................................  1
OFFER STATISTICS AND EXPECTED TIMETABLE........................................  1
KEY INFORMATION................................................................  2
   Currency and Exchange Rates.................................................  2
   Selected Financial Data.....................................................  2
   Capitalization and Indebtedness.............................................  4
   Reasons for the Offer and Use of Proceeds...................................  4
   Risk Factors................................................................  4
INFORMATION ON THE CORPORATION.................................................  9
   History and Development of the Corporation..................................  9
   Business Overview...........................................................  9
   Organizational Structure.................................................... 32
   Property, Plants and Equipment.............................................. 32
OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................... 32
   Operating Results........................................................... 33
   Liquidity and Capital Resources............................................. 35
   Research and Development.................................................... 36
   Trend Information........................................................... 37
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................... 37
   Directors and Senior Management............................................. 37
   Compensation................................................................ 40
   Board Practices............................................................. 42
   Employees................................................................... 43
   Share Ownership............................................................. 44
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................. 45
   Major shareholders.......................................................... 45
   Related Party Transactions.................................................. 46
   Interests of Experts and Counsel............................................ 46
FINANCIAL INFORMATION.......................................................... 46
   Interim Consolidated Statements and Other Financial Information (Unaudited). 46
   Consolidated Statements and Other Financial Information (Audited)........... 46
   Significant Changes......................................................... 47
THE OFFER AND LISTING.......................................................... 47
   Offer and Listing Details................................................... 47
   Plan of Distribution........................................................ 48
   Markets..................................................................... 48
   Selling Shareholders........................................................ 49
   Dilution.................................................................... 49
   Expenses of the Issue....................................................... 49
ADDITIONAL INFORMATION......................................................... 49
   Share Capital............................................................... 49
   Memorandum and Articles of Association...................................... 51
   Material Contracts.......................................................... 54
   Exchange Controls........................................................... 54
   Taxation.................................................................... 56
   Dividends and Paying Agents................................................. 60
   Statement by Experts........................................................ 60

          Documents on Display....................................... 60
          Subsidiary Information..................................... 60
       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.... 60
          Quantitative and Qualitative Information about Market Risk. 60
       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........ 60
       FINANCIAL STATEMENTS.......................................... 61
       EXHIBITS...................................................... 95

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

   The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Registration Statement on Form 20-F contains such "forward-looking statements". Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance may identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors discussed below under "Risk Factors," among others, could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Registration Statement. The Corporation is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Corporation or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

ITEM 1.  Identity of Directors, Senior Management and Advisers.

  A.  Directors and Senior Management

   The senior managers and directors of IMI International Medical Innovations Inc. ("IMI" or the "Corporation") as of the filing date of this Registration Statement are listed below.

Name                               Position                             Business Address
----                               --------                             ----------------
Senior Management
Dr. H.B. Brent Norton President, Chief Executive Officer IMI International Medical Innovations Inc.
                      and Director                       4211 Yonge Street, Suite 300, Toronto,
                                                         Ontario, M2P 2A9

Ronald G. Hosking     Vice President, Finance and Chief  IMI International Medical Innovations Inc.
                      Financial Officer                  4211 Yonge Street, Suite 300, Toronto,
                                                         Ontario, M2P 2A9

Dr. Michael Evelegh   Executive Vice President, Clinical IMI International Medical Innovations Inc.
                      and Regulatory Affairs             4211 Yonge Street, Suite 300, Toronto,
                                                         Ontario, M2P 2A9
Directors
Stephen A. Wilgar     Chairman of the Board and          c/o IMI International Medical Innovations Inc.
                      Director                           4211 Yonge Street, Suite 300, Toronto,
                                                         Ontario, M2P 2A9

John C. Carroll       Director                           c/o IMI International Medical Innovations Inc.
                                                         4211 Yonge Street, Suite 300, Toronto,
                                                         Ontario, M2P 2A9

Anthony F. Griffiths  Director                           95 Wellington St. W., Suite 800, Toronto,
                                                         Ontario, M5J 2N7

David A. Rosenkrantz  Director                           Patica Corporation,
                                                         105 Adelaide St. W., Suite 904, Toronto,
                                                         Ontario, M5H 1P9

  B.  Advisors

   The Corporation's legal counsel in the United States is Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111. Its legal counsel in Canada is Aird & Berlis LLP, 181 Bay Street, Suite 1800, BCE Place, Toronto, Ontario, Canada M5J 2T9. The Corporation's principal banker is the Royal Bank of Canada, 6880 Financial Drive, 2nd Floor Mezzanine, Mississauga, Ontario, Canada L5N 7Y5.

  C.  Auditors

   The Corporation's auditors since the year ended January 31, 1997, has been Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, P.O. Box 251, 222 Bay Street, Toronto Dominion Centre, Toronto, Ontario, Canada, M5K 1J7.

ITEM 2.  Offer Statistics and Expected Timetable.

   Not Applicable.

ITEM 3.  Key Information.

Currency and Exchange Rates


   All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and
(iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at December 23, 2002 was $0.6449.



                                     2001   2000   1999    1998   1997
                                    ------ ------ ------- ------ -------
       Average..................... .6457  .6732   .6730  .6740   .7221

                                    Nov-02 Oct-02 Sept-02 Aug-02 July-02
                                    ------ ------ ------- ------ -------
       Low......................... .6279  .6252   .6304  .6264   .6297
       High........................ .6451  .6431   .6433  .6442   .6603
       Average..................... .6369  .6332   .6345  .6372   .6470


  A.  Selected Financial Data


   The following table presents selected financial data of the Corporation. This data is derived from the Corporation's consolidated financial statements and the notes to those statements. You should read this data along with "Operating and Financial Review and Prospects" and the Corporation's consolidated financial statements and the notes to those statements included in this Form 20-F. All financial data as of December 31, 2001 and January 31, 2001 and for the 11 month period ended December 31, 2001, and for the years ended January 31, 2001 and January 31, 2000 has been derived from the audited financial statements included in this Form 20-F. Financial data as of January 31, 1999 and 1998 has been derived from the audited financial statements not included in this Form 20-F. All financial data as of September 30, 2002 and for the nine month period ended September 30, 2002 has been derived from the unaudited financial statements included in this Form 20-F.



   The Corporation's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differs in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP"). A detailed description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to the Corporation and a reconciliation to U.S. GAAP is included in note 8 to the audited consolidated financial statements included in this Registration Statement.



                             9 month      9 month      11 month   Fiscal Year Fiscal Year Fiscal Year Fiscal Year
                          period ended  period ended period ended    ended       ended       ended       ended
                          September 30, October 31,    Dec. 31,   January 31, January 31, January 31, January 31,
Canadian GAAP:                2002          2001       2001(1)       2001        2000        1999        1998
--------------            ------------- ------------ ------------ ----------- ----------- ----------- -----------
                           (unaudited)  (unaudited)   (audited)    (audited)   (audited)   (audited)   (audited)
Operating Results
Net sales................         nil           nil          nil         nil         nil         nil        nil
Investment tax credits...  $  144,908    $  110,000   $  131,000  $  115,239  $  381,094  $  209,495   $177,000
Interest income..........  $  186,618    $  334,875   $  386,580  $  522,832  $   38,906  $   51,742   $ 16,274
Net loss.................  $3,081,164    $2,620,958   $3,245,206  $1,833,205  $1,332,447  $1,057,181   $784,072
Net loss per share:
--basic and fully diluted
  loss per share.........  $     0.15    $     0.14   $     0.17  $     0.11  $     0.10  $     0.09   $   0.10

--------
Note:
(1) In 2001, the Corporation changed its financial year end from January 31 to December 31.

   Operating results that would differ under U.S. GAAP are as follows:


                                      9 month         9 month        11 month         Fiscal           Fiscal
                                    period ended    period ended   period ended     Year ended       Year ended
U.S. GAAP:                         Sept. 30, 2002 October 31, 2001 Dec. 31, 2001 January 31, 2001 January 31, 2000
----------                         -------------- ---------------- ------------- ---------------- ----------------
                                    (unaudited)     (unaudited)      (audited)      (audited)        (audited)
Operating Results
Net loss..........................   $3,950,327      $3,585,826     $4,162,580      $5,450,754       $2,416,063
Net loss per share:
--basic and fully diluted loss per
  share...........................   $     0.19      $     0.19     $     0.22      $     0.31       $     0.18



                           As at       As at        As at       As at       As at       As at
Canadian GAAP:           Sept. 30,  December 31, January 31, January 31, January 31, January 31,
GAAP:                      2002         2001        2001        2000        1999        1998
-----                   ----------- ------------ ----------- ----------- ----------- -----------
                        (unaudited)  (audited)    (audited)   (audited)   (audited)   (audited)
Financial Position
Total assets........... $12,185,389 $ 9,343,958  $11,097,548 $ 1,396,211 $ 1,279,547 $1,767,505
Long term debt.........         nil         nil          nil         nil         nil        nil
Shareholders' Equity
Total shareholders'
  equity (net assets).. $11,716,418 $ 8,948,696  $10,605,574 $ 1,134,878 $ 1,081,041 $1,647,170
Capital stock.......... $24,061,376 $18,212,490  $16,934,162 $ 5,630,261 $ 4,243,977 $3,752,925
Weighted average
  number of common
  shares outstanding...  20,523,713  19,097,390   17,376,342  13,204,758  12,085,171  8,105,293
Cash dividends declared
  per share............         Nil         Nil          Nil         Nil         Nil        Nil


   Financial position and shareholders' equity that would differ under U.S. GAAP are as follows:


                                             As at        As at        As at
                                         September 30, December 31, January 31,
 U.S. GAAP:                                  2002          2001        2001
 ----------                              ------------- ------------ -----------
                                          (unaudited)   (audited)    (audited)
 Financial Position
 Total assets...........................  $11,582,987  $ 8,635,250  $10,949,209
 Long term debt.........................          nil          nil          nil
 Shareholders' Equity
 Total shareholders' equity (net assets)  $11,114,016  $ 8,239,988  $10,457,235
 Capital stock..........................  $28,768,988  $22,850,029  $21,521,457

  B.  Capitalization and Indebtedness


   The Corporation has an authorized capital consisting of an unlimited number of common shares, without nominal or par value ("Common Shares"), and an unlimited number of preferred shares, issuable in series, of which 1,104,000 shares have been designated as Preferred Shares, Series I. As of November 30, 2002, the Corporation had 21,154,502 Common Shares outstanding, and no preferred shares outstanding.



   The table below sets forth the total indebtedness and capitalization of the Corporation as of November 30, 2002. You should read this table in conjunction with the audited consolidated financial statements and accompanying notes, included in this Registration Statement.



                                                   Outstanding as at
           Canadian GAAP:                          November 30, 2002
           --------------                         -------------------
           Debt..................................                 Nil
           Shareholders' Equity
              Common Shares......................         $24,050,322
              (Authorized: unlimited)............ (21,154,502 shares)
              Series I Preferred Shares..........                 Nil
              Warrants...........................            $310,000
              Contributed Surplus................             $71,054
              Deficit (as at September 30, 2002).       ($12,654,958)
                                                  -------------------
           Total Capitalization..................         $11,776,418
                                                  ===================


   Total indebtedness and capitalization that would differ under U.S. GAAP are as follows:


                                                   Outstanding as at
           U.S. GAAP:                              November 30, 2002
           ----------                             -------------------
           Debt..................................                 Nil
           Shareholders' Equity
              Common Shares......................         $28,828,988
              (Authorized: unlimited)............ (21,154,502 shares)
              Series I Preferred Shares..........                 Nil
              Warrants...........................            $310,000
              Additional paid-in-capital.........          $1,639,610
              Deferred compensation..............          ($112,675)
              Deficit (as at September 30, 2002).       ($19,491,907)
                                                  -------------------
           Total Capitalization..................         $11,174,016
                                                  ===================


  C.  Reasons for the Offer and Use of Proceeds

   Not Applicable.

  D.  Risk Factors

   An investment in the Common Shares should be considered highly speculative. In addition to other information in this Form 20-F, you should carefully consider the following factors when evaluating the Corporation and its business.

Risks Related to the Corporation's Business



  The Corporation has no experience in marketing products. If the Corporation cannot successfully market and cause consumer acceptance of the Corporation's products, the Corporation will be unable to execute its business plan.

   The Corporation has no experience in marketing its products and intends to seek one or more partners, such as major diagnostic or pharmaceutical companies, to undertake marketing on its behalf. As mentioned above, on May 10, 2002, the Corporation announced that it has signed an agreement with McNeil Consumer Healthcare to market and distribute the Corporation's skin cholesterol test in Canada. There can, however, be no assurance that such efforts will be successful. If the Corporation relies on third parties to market its products, the commercial success of such products may be outside of its control. Moreover, there can be no assurance that providers, payers or patients will accept the Corporation's products, even if the Corporation's products prove to be safe and effective and are allowed for marketing by the Canadian Health Products and Food Branch ("HPB"), the U.S. Food and Drug Administration ("FDA") and other regulatory authorities. The Corporation's ability to achieve significant market share for each of its products could be affected by reimbursement difficulties with government agencies and third party insurers which could hamper the speed with which the Corporation's products are adopted by the medical community and by the public. Market penetration of the Corporation's products will be influenced by factors including the cost-effectiveness and the overall economic benefits that they offer.

  The Corporation relies on third parties to manufacture some of its products and any delay or mistake on the part of such manufacturers could result in cancelled orders and a loss of revenues for the Corporation.

   The Corporation relies on third parties to manufacture and formulate some of its products for clinical trials and for eventual commercial sale. Currently, the Corporation's skin cholesterol test, Cholesterol 1,2,3,(TM) is manufactured by Diagnostic Chemicals Limited (DCL), and X-Rite, Inc. supplies the colour measurement instrument used in connection with the test. The Corporation has not experienced any material problems, such as disruptions of supply, with these manufacturers to date. The Corporation's other products relating to its cancer technologies are all manufactured by the Corporation itself in its laboratory located at McMaster University Medical Center. See "Information on the Corporation--Business Overview."

   The ability to ensure a continued supply of products on a timely basis is not entirely within the control of the Corporation. If the Corporation cannot obtain materials in a timely fashion, the progress of the Corporation's clinical trials and product sales will be negatively impacted.

  The Corporation is not currently generating revenues and if the Corporation is unable to generate revenues and become profitable in the near future, its business will fail.


   To date, the Corporation has not generated revenues to offset its research and development costs and operating costs and accordingly has not made an operating profit. See "Selected Financial Data," "Operating and Financial Review and Prospects" and "Financial Information." The Corporation has historically benefited from the inclusion of government grants and Canadian federal and provincial refundable scientific investment tax credits ("ITCs") in its annual operating results. To date the Corporation has received $63,820 in government grants. ITCs are tax credits that the Corporation receives from the Canadian federal and provincial governments as a result of conducting applied scientific research in Canada. During the years that the Corporation was considered a private company for tax purposes, the ITCs that it received amounted to approximately 30% of the Corporation's expenditures. Upon the listing of IMI's common shares on the Toronto Stock Exchange in August 2000, the Corporation became eligible to receive only provincial tax credit refunds, which currently amount to 7% to 10% of the Corporation's research expenditures. The ITC receivable of approximately $226,000 as of September 30, 2002, is reported as a separate line item on the Corporation's financial statements. The tax credits that the Corporation has earned and which cannot be received in cash, amount to $640,183 and are carried forward to be applied against future income taxes payable. There can be no assurance that grants and ITCs will continue to be available to the Corporation or, if so, at what levels. Also the Corporation may never achieve significant revenues or sufficient profitable operations to realize its ITC's.

  If the Corporation cannot obtain additional financing it needs to support its business growth, the Corporation will be unable to fund its continuing operations in the future.

   Management believes that its current fiscal resources will be sufficient to meet its capital requirements through to at least the end of fiscal 2004. However, the Corporation's future capital requirements will depend on many factors, including revenue from the successful commercial launch of its products continued progress in diagnostic development programs, pre-clinical and clinical evaluation, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider out-licensing its products under collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If such funding is not available, the Corporation may be forced to reduce or eliminate expenditures relating to specific programs relating to the development, testing, production or marketing of its proposed products, or may have to obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. The Corporation may not be able to raise additional capital if its capital resources are exhausted. See "Operating and Financial Review and Prospects."

  The Corporation depends on its patents and proprietory technology. If the Corporation is unable to prevent infringement of its intellectual property or to defend a claim of infringement, its business will be harmed.

   The Corporation's success will depend, in part, on its ability to acquire patents or licences, maintain trade secret protection and operate without infringing the proprietary rights of third parties. The Corporation has filed patent applications in the United States and other jurisdictions. There can be no assurance that the Corporation's outstanding patent applications will be allowed, that the Corporation will gain access to additional proprietary products that are patentable, that issued patents will provide the Corporation with any competitive advantages or will not be challenged by any third parties, or that the patents of others will not have an adverse effect on the ability of the Corporation to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Corporation's products or design around the patented products developed by the Corporation.

  The Corporation is exposed to a risk of product liability, which may divert funding from ongoing operations and harm operating results.

   The sale and use of products under development by the Corporation entails risk of product liability. The Corporation has also agreed to indemnify each of The Cleveland Clinic Foundation, St. Michael's Hospital, St. Paul's Hospital, St. Joseph's Hospital, The Hamilton General Hospital, Parke-Davis (a division of Pfizer), Johns Hopkins University Medical Center and McNeil Consumer Healthcare under their respective clinical trial and/or marketing agreements for such liability.

   The Corporation maintains product liability insurance relating to the clinical trials that it conducts on its technologies, and it believes that such insurance would be reasonably adequate to cover any torts claims that may arise against the Corporation at present. Upon commercialization of its products, the Corporation will expand its insurance coverage to include the commercial sale of the Corporation's products in the relevant territories. In addition, the Corporation maintains property, commercial general liability and tenants legal liability insurance.

   As the Corporation expands, there can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products in clinical trials or for commercial sale. An inability to maintain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim, or finance the costs of a recall of a product, could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

  If the Corporation is unable to acquire future technology necessary for its products, it may be unable to commercialize new products.

   The Corporation's business depends on its ability to identify or negotiate the acquisition of or licenses for future technologies. For example, the Corporation's cancer technologies, are the subject of licenses to use the technologies. The Corporation may not be able to continue to successfully identify, acquire or license technologies in the future.

  The loss of any key employee could impair the Corporation's ability to execute its business plan.

   The Corporation's ability to develop products will depend, to a great extent, on its ability to attract and retain highly qualified personnel. Competition for such personnel is intense. The Corporation is highly dependent on the principal members of its management and scientific staff and the loss of their services might impede the development objectives. The persons working with the Corporation are affected by a number of influences outside of the control of the Corporation. The loss of key employees may affect the speed and success of product development. See "Information on the Corporation--Business Overview."

   To date, the Corporation has not experienced high rates of employee turnover. As an example, the Corporation's President, Executive Vice President of Clinical and Regulatory Affairs and Vice President Finance and CFO, have been employed by the Corporation for 10, 6, and 5 years, respectively, and the members of the Corporation's Board of Directors each have been members of the Board for five years or more. While the Corporation believes that it has had success to date in its employee retention, it may not be able to continue to attract and keep its key employees.

  The Corporation does not anticipate paying dividends on its Common Shares, which may affect investors who require a certain amount of liquidity on their investment.

   The Corporation does not intend to pay dividends on its Common Shares in the foreseeable future, and thus the only return on an investment in the Common Shares will come from an increase, if any, in the price of the Common Shares. Investors who require dividend income should not depend on or expect to receive dividends on the Common Shares.

  Investors may encounter difficulties in enforcing civil liabilities against the Corporation in the United States.

   The Corporation is a Canadian corporation and its subsidiary, IMI International Medical Innovations Inc. (Switzerland) is a Swiss corporation. Substantially all of the assets of the Corporation or its subsidiary are located in either Canada or in Switzerland and similarly, all of the directors and executive officers of the Corporation and a majority of the experts named in this registration statement also reside in Canada. As a result, it may be difficult for an investor to effect service of process within the United States upon the Corporation or its subsidiary or upon such directors, executive officers and experts. Execution by United States courts of any judgment obtained against the Corporation or its directors or executive officers or the experts named in this registration statement in United States courts would be limited to the assets of the Corporation or of such persons, as the case may be, in the United States. There is doubt as to the enforceability in Canada or in Switzerland of United States judgments or liabilities in original actions in Canadian or Swiss courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

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Risks Related to the Corporation's Industry

  Intense competition in the diagnostics industry may harm the Corporation's ability to license and develop its products.

   Technological competition in the diagnostics industry is intense. The Corporation competes with other companies to license and develop products aimed at diagnosing similar conditions. Many of these companies have substantially greater resources than the Corporation. The Corporation may not be able to continue to license the technology that it needs to stay competitive. Further, technological developments by others may render the Corporation's products or technologies non-competitive. See "Information on the Corporation--Business Overview."


  Any inability by the Corporation to develop its products and comply with government regulations may hinder or prevent the development and sale of the Corporation's products.



   Prospects for emerging companies in the human diagnostics industry generally may be regarded as uncertain given the inherent nature of the industry and, accordingly, investments in such companies should be regarded as speculative. To achieve profitable operations, the Corporation, alone or with others, must successfully develop, introduce, secure regulatory clearance for, and market its products. As at the date hereof, only Cholesterol 1,2,3/TM/ has received regulatory clearance from the FDA and HPB, and can be brought to market.



   Securing regulatory clearances for the marketing of diagnostics products from the HPB in Canada and the FDA in the United States can be a long and expensive process which can delay product development. In this regard, the Corporation has identified a United States-based regulatory affairs consultant to advise the Corporation on its regulatory applications. In order to obtain regulatory approval for a particular product, human clinical trials conducted by the Corporation must demonstrate that the product is safe for human use and shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program. No assurances can be provided that any future human trials, if undertaken, will yield favourable results or that regulatory approval will be granted at all. In addition, if regulatory approval for a product is obtained by the Corporation it may only be for limited applications thereby hindering the ability of the Corporation to widely market a product. Such events would have a material adverse effect on the sales and profitability of the Corporation. See "Information on the Corporation--Business Overview."


  Rising health care costs may impair the ability of the Corporation to commercialize its products

   Reimbursement for new products has come under scrutiny in an effort to control rising health care costs. In addition to research into a product's safety and efficacy, research must also be carried out to demonstrate cost-effectiveness for reimbursement purposes. This information is required for either government (Canada or EC) or third party insurer purposes (United States). Failure to achieve enlistment in reimbursement schedules can have a dramatic impact on a product's market penetration in the professional or laboratory market.

   Recent policy initiatives in both the U.S. and Canada have advocated broader screening for the risk of cardiovascular disease and cancer. As a result, medical devices for screening and/or risk assessment for these types of disease may face an increased market potential. The Corporation may need to develop economic studies to demonstrate the cost - effectiveness of their products in identifying the risk of disease at an earlier stage.


  The Corporation's performance and general market volatility may cause the price of the Common Shares to decrease.



   The Common Shares are speculative securities. If the Corporation performs poorly in the marketing, manufacturing or sales of its products, or in other areas of its business as highlighted in this section, that may cause the market price of the Common Shares to decline. In addition, there can be no assurance that an active


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


trading market for the Common Shares will be sustained or that the trading price of the Common Shares will not be subject to significant fluctuations. Accordingly, an investment should be considered only by those investors who are able to make a long term investment and can afford to suffer a total loss of their investment in the Common Shares. An investor should consider the merits of an investment in the Common Shares and should consult professional advisers to assess income tax, legal and other aspects of such an investment.


ITEM 4.  Information on the Corporation.

  A.  History and Development of the Corporation

   The Corporation was originally incorporated as IMI Diagnatech Inc. under the Canada Business Corporations Act on November 9, 1992. On November 3, 1997, the Corporation changed its name to its present name of IMI International Medical Innovations Inc. The Corporation was amalgamated with its wholly-owned subsidiary 2860601 Canada Inc. pursuant to the Canada Business Corporations Act on February 1, 1999. The Corporation has one wholly-owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland. The Corporation's head office and principal place of business is located at 4211 Yonge Street, Suite 300, Toronto, Ontario, Canada M2P 2A9, and its telephone number is 416-222-3449.

   To the knowledge of management of the Corporation, there has been no indication of any public takeover offers by third parties in respect of its shares or by the Corporation in respect of other companies' shares during the last and current fiscal year.

   For information concerning the Corporation's capital expenditures and methods of financing, see "Operating and Financial Review and Prospects."

  B.  Business Overview

   The Corporation is a specialty medical device company that licenses and manages the development and commercialization of innovative predictive medicine technologies useful in a variety of medical disorders. The Corporation focuses its efforts on medical conditions where there is a well-defined need for tests to detect serious or life-threatening diseases which the Corporation believes it can successfully develop and bring to market. The Corporation seeks out proprietary technologies that offer some evidence of efficacy in human testing and significant cost/benefit trade-offs to existing products. The Corporation evaluates each technology, including intellectual property assessments, and conducts competition and market research in order to select those technologies or products which have the greatest potential. In effect, the Corporation invests substantially all of its funds in product development (as opposed to basic research) and clinical trials. By investing in this phase of development, management of the Corporation believes that it can add value for its shareholders and avoid the more expensive and riskier research stage of the product development cycle.

   After identifying and evaluating an appropriate technology, the Corporation purchases or in-licenses the related patents or know-how and arranges for the development and manufacturing of prototypes and defines the manufacturing protocols. Where appropriate, the Corporation conducts clinical trials to obtain regulatory clearance and register the product for sale. At an appropriate point in the development cycle for the technology, the Corporation would seek to out-license its products to major diagnostic, pharmaceutical or consumer goods companies which could be responsible for any or all of the related marketing, sales, manufacturing and distribution. Such companies offer sales forces targeted to clinicians, laboratories and over-the-counter markets, supported by established distribution channels. The Corporation intends to negotiate to receive research and development support, upfront and milestone payments and an on-going royalty interest on the sales of these products.

   The Corporation currently owns patents for a test used to measure skin cholesterol ("Cholesterol 1,2,3/TM/") and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Corporation has licensed a different marker for the detection of prostate cancer, has patents pending for colour measurement in biological reactions and has a right of first refusal on certain genomic-related technologies in the predictive medicine field. The Corporation has also acquired the exclusive rights to a hand held instrument and software for colour measurement for use with Cholesterol 1,2,3/TM/ in point-of-care applications. The Corporation believes that these innovative technologies will fulfil market needs through their ease-of-use and by contributing to cost-effective patient management.

   To acquire these technologies, the Corporation has negotiated agreements with the inventors of the technologies with the objective of building long-term relationships and mutual cooperation. To date, the Corporation has acquired technology rights through a combination of equity participation by the inventors, profit sharing, royalties, limited up-front payments and commitments for funding ongoing product development expenses.

Industry Overview

  The Market for Diagnostics

   According to the American Heart Association (2002 Heart and Stroke Statistical Update), the number of Americans above the age of 65 in 1940 was approximately 8,976,000. Sixty years later, the number of Americans above the age of 65 has increased to approximately 34,670,000. The aging population has caused a dramatic growth in total health care spending. As a result of these increasing expenditures, cost containment strategies are being evaluated and implemented by governments and private payers around the world. The management of the Corporation believes that technologies that help to reduce such health care costs, especially if quality of care is not adversely impacted, should represent a significant market opportunity. Health care cost containment efforts are also shifting treatment focus away from hospitals to less expensive alternate care sites.

   Technological advances have created more effective, easy-to-use devices which have allowed diagnostic testing to be moved closer to the patient, at the point-of-care. This has resulted in the earlier diagnosis and the initiation of therapy at an earlier stage in the healthcare process. Management believes that point-of-care or self-testing is optimal because it permits immediate feedback to the patient or medical practitioner, rather than requiring additional and delayed patient contact to provide and explain test results. It also reduces the need for costly return visits to the doctor and avoids the expense of specimen collection, preservation, transportation, processing and results reporting by laboratories. In addition, hospitals, health maintenance organizations ("HMOs"), health departments and corporations view risk factor screening as an effective way to reduce overall medical costs. As a result, the use of screening and monitoring diagnostics for early intervention, improved treatment and monitoring therapy has become an important component of managed health care. This trend toward the greater use of point-of-care and self-diagnosis began in the early 1980s and is expected to continue. Examples of such tests include those for cholesterol, glucose, cancer, pregnancy, ovulation and various urine components. Management of the Corporation believes that the factors discussed above will lead to increases in the use of devices of the type that the Corporation currently intends to commercialize.

   The medical device and diagnostic industry is dominated by several large companies, including Abbott Laboratories Limited, Bayer Inc., Beckman Coulter Inc., Johnson & Johnson and Roche Diagnostics Systems. Relative to the pharmaceutical industry, product development is generally characterized by lower development costs, shorter regulatory timelines and a shorter time to market. These advantages may be offset by lower margins as compared to the pharmaceutical industry.

  Sales of Home Diagnostics

   Complementing the trend towards increased use of point-of-care diagnostics is the expanding market for self-testing and home-use diagnostic tools which are generally available at pharmacies as over-the-counter products. The growth of this market has been attributed to the following four main factors:

    1. greater awareness of personal wellness and the increasing role by individuals in health maintenance;

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

    2. a health-conscious and aging population which is placing a growing emphasis on preventative care;

    3. technological advances that have improved both the ease-of-use and accuracy of diagnostic products, thereby gaining greater support from medical practitioners; and

    4. expanded services, such as point-of-purchase demonstrations as part of product offerings.

   According to Frost & Sullivan, an international market research and consulting firm headquartered in Mountain View, California, the combination of preventative awareness, healthcare reform and managed care has had a positive impact on the home diagnostics and monitoring products market, providing self-diagnosis and monitoring products that are safe to use. Frost & Sullivan expects that these new emerging diagnostic and monitoring trends will likely help to detect disease early, thereby speeding patient recovery and reducing long-term medical expenses. In the United States, revenues from home diagnostic products and monitoring devices grew at a rate of 11.9% compounded annually from US$1.19 billion in 1994 to US$1.70 billion in 1997 (Frost & Sullivan,
1998). Frost & Sullivan forecast double digit growth through the year 2004, much of which growth is expected to come from easy-to-use, point-of-care diagnostic tests.

  Channels of Distribution

   Until recently, most complex diagnostic procedures were performed in hospitals with in-house laboratories and in centralized clinical laboratories. As a result, sales and distribution efforts by manufacturers of diagnostic products have focused on such laboratories. This market has been, and continues to be, serviced almost entirely by large, integrated manufacturing and distribution companies. These large companies maintain strong sales and marketing departments including salespeople calling directly on physicians' offices. However, technological advances resulting in new and/or improved product offerings are changing the market for diagnostics and devices. This product innovation has allowed for expanded use of complex diagnostic products in doctors' offices, corporate health centres and the home. The result is a greatly expanded set of potential markets with a similarly expanded set of distribution channels.

   Management of the Corporation anticipates that many of the Corporation's products will extend into these new market segments. As such, the Corporation plans to tailor its distribution strategy so as to penetrate target market segments efficiently. With its initial products, the Corporation anticipates establishing strategic alliances with diagnostic, pharmaceutical or consumer goods companies. Such companies would ideally offer conventional diagnostics or medical device distribution networks supplemented by direct selling to select markets such as work sites, community health centres, preventive care facilities, home care, pharmacies and other retail networks. In fact, on May 10, 2002, the Corporation announced its first partnership with McNeil Consumer Healthcare, a Johnson & Johnson company, for the marketing and distribution of the Corporation's test for coronary artery disease (Cholesterol 1,2,3(TM)) in Canada.

Coronary Artery Disease (Cholesterol 1,2,3(TM))

  Pathology

   Cholesterol is transported in the blood by plasma lipoproteins. Four major lipoprotein classes can be identified on the basis of their physiochemical properties: chylomicrons, very low-density lipoproteins ("VLDL"), low density lipoproteins ("LDL") and high-density lipoproteins ("HDL").

   The deposit of cholesterol onto damaged blood vessel walls results in the development of a lesion which eventually reduces both the flexibility of the afflicted blood vessel wall and the intravascular space. The resultant condition is known as an atherosclerotic plaque.

   LDL fractions contain 75% of the blood cholesterol and are associated with deposits on artery walls. In contrast, HDL fractions bind to some of the cholesterol in blood and transport it to the liver where it is metabolized. Thus, elevated LDL, in the absence of elevated HDL, is associated with atherosclerosis whereas elevated levels of HDL alone are associated with lower levels of disease.

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

   Lipoprotein concentrations in the blood can change as a result of normal physiological variation and individual variation averages about 6.1% (United States General Accounting Office: Report to the Chairman, Submitter on Investigations and Oversight, Committee on Science, Space and Technology, House of Representatives; Cholesterol Measurement--Test Accuracy and Factors that Influence Cholesterol Levels, 1994). In order to establish an accurate lipoprotein level, measurements are made using several blood samples taken at varying intervals after fasting. Self-administered tests use finger stick samples and these can be even more variable than measurements in venous samples. Although the United States National Cholesterol Education Program ATP III (the "NCEP") experts' panel (NCEP Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults, (Adult Treatment Panel III) 2001) recommends that all Americans over the age of 20 have their blood cholesterol measured at least once every five years, standard total cholesterol, LDL and HDL determinations may not adequately predict the risk of cardiovascular disease.

   Atherosclerotic plaque results in increased risk for:

  .   coronary artery disease ("CAD"), angina pectoris and sudden cardiac death

  .   stroke

  .   peripheral vascular disease

Accordingly, blood cholesterol is an established measure to help determine an individual's risk for disease.

  Market

   High cholesterol and other lipid disorders are among the world's most widespread chronic health problems. In response to conclusive evidence relating high cholesterol to heart disease, the NCEP was launched by the United States National Institutes of Health (the "NIH") in 1985 as part of a United States nationwide effort to reduce the prevalence of high blood cholesterol. The NIH recommends that the least expensive way to reduce Coronary Heart Disease ("CHD") is through a public health approach which targets the entire population to reduce the major risk factors which include cholesterol from dietary intake. Desirable total cholesterol ("TC") is characterized by the NIH to be below 200 mg/dl, while those with readings of 200-239 mg/dl are designated as having borderline high TC and those over 240 mg/dl have high TC. Most Americans are now aware that high cholesterol levels increase their risk of having heart disease.

   In 1988, the NIH issued guidelines for the screening of all adults over 20 years of age to determine TC levels and proposed more extensive lipid testing and treatment for those found to have high TC. In 1991, screening guidelines were expanded to include children over the age of two with a family history of high TC or CHD.

   NIH guidelines provide that individuals with satisfactory TC values should have their cholesterol tested every five years, individuals with borderline high TC should have a lipid testing repeated annually, and those with high TC should have at least three lipoprotein tests conducted to confirm their values and to help their physician decide what therapy, if any, should be instituted. Individuals receiving diet or drug therapy are typically re-tested every three to six months to track the effectiveness of the therapy.

   Since the inception of the NCEP, the market for cholesterol and other lipid tests has experienced significant growth. A study in the "Morbidity and Mortality Weekly Review", United States Center for Disease Control, September 2000, reported that the percentage of Americans who have had their cholesterol checked increased from 67% in 1991 to 71% in 1999. According to a 2002 report by the American Heart Association, approximately 102 million American adults, representing approximately half the United States adult population, have elevated cholesterol levels and more than 40 million American adults have cholesterol readings over the danger level. Clinical laboratories in the United States now perform approximately 250 million cholesterol tests per year and another 290 million clinical laboratory cholesterol tests are performed in the rest of the world. The estimated cost of cardiovascular disease in the United States in 2001 is U.S. $298 billion, including healthcare expenditures and lost productivity (CDC at a Glance, Preventing Heart Disease and Stroke: Addressing the Nation's Leading Killers 2002).

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  The Opportunity

   Management of the Corporation believes that there is a need for a more reliable and cost effective means of both screening and monitoring patients. Blood cholesterol tests are highly variable in results, relatively expensive to perform and require at least one fasting blood sample from the patient. In response to this opportunity, the Corporation, pursuant to an assignment agreement dated March 3, 1993, as amended May 21, 1997, between the Corporation and the Research Institute of Physico-Chemical Medicine and related share purchase agreements dated May 27, 1998, acquired the patent rights underlying Cholesterol 1,2,3(TM) for the United States, Canada and Western Europe. Since then, the Corporation has expanded the intellectual property covering Cholesterol 1,2,3(TM). See "Coronary Artery Disease (Cholesterol 1,2,3(TM))--Patents."

  The Technology

   Since the mid-1960s, scientists have tried to measure skin cholesterol as a marker for cardiovascular disease ("CVD"), recognizing it had the potential to improve reliability over blood cholesterol test results. Skin contains over 11% of the body's cholesterol and ages in parallel with vascular connective tissue. Thus, as blood vessel walls accumulate cholesterol, it is believed that skin accumulates cholesterol. This has led to the hypothesis that skin may be a better source of estimating atherosclerotic cardiovascular disease than blood. A number of studies carried out in the 1970s and early 1980s, largely in Europe, have provided evidence in support of this hypothesis:

  . skin cholesterol levels were found to be higher in individuals with abnormal coronary angiograms than in those with normal coronary angiograms

  . skin cholesterol levels were found to be elevated in individuals with hyperlipoproteinemia compared to those with normal serum lipid levels

  . skin cholesterol levels were elevated in individuals having coronary bypass surgery compared to age-matched healthy controls

   In most of the prior studies, skin cholesterol was estimated after extraction from tissue using organic solvents from biopsy samples and thus both the sample and the testing methods precluded their use in general clinical practice.

   Cholesterol 1,2,3(TM) is a non-invasive test that evaluates the amount of cholesterol accumulated in a patient's epidermis (skin). The test is conducted in two separate steps on the palm of the hand. In the first step, a chemical binding solution consisting of a cholesterol binding agent and an enzyme, both linked together by a polymer, is placed on the hand for one minute. This solution binds to the skin's cholesterol-rich surface layer. After one minute the excess solution is blotted dry, leaving only that part of the solution which is bound to epidermal cholesterol. In the second step, an indicator solution, containing a dye in a colourless form, is placed on the same area of the hand and reacts when it contacts the enzyme which is bound to epidermal cholesterol. As a result, a colour change reaction is created. After only two minutes this reaction is fully readable by eye or by a numerical result which can be obtained from a hand-held colour measurement instrument.

   The Cholesterol 1,2,3(TM) kit contains three dropper bottles consisting of a binding solution, an indicator solution and a positive control, as well as several adhesive-backed pads. In addition, a patented hand-held instrument (see "Coronary Artery Disease (Cholesterol 1,2,3(TM))--Product Status and Development Plan") which connects to a computer will measure the colour change and provide a quantitative report relating to the level of cholesterol in the skin. Management of the Corporation envisions the use of this device for physicians' offices, clinics and pharmacies and it may be adapted for over-the-counter or home use.

   Initially, Cholesterol 1,2,3(TM) is expected to have a shelf life of at least twelve months. Management of the Corporation believes that this test is inexpensive to produce and will be cost competitive with current alternative tests.

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  Product Status and Development Plan

   The original version of Cholesterol 1,2,3(TM) was successfully tested by its inventors on approximately 3,000 people. Although these evaluations were not sufficiently controlled with regard to manufacturing variances, concentrations and potency, the results suggest a relationship between increased levels of skin cholesterol and CAD. The data, therefore, supports proof of principle, but would not be acceptable for the FDA.

   From 1993 until early 1997, a contract research organization provided the Corporation with the majority of the development work relating to Cholesterol 1,2,3(TM). Among other aspects, this work included assistance in the transfer of technology from the test's inventors, the development of protocols for the synthesis of active ingredients for the test and the development of assays to verify the activity of the ingredients. Validation of the synthesis of the chemicals comprising the binding solution was conducted at McMaster University, Hamilton, Ontario, Canada ("McMaster") pursuant to a research service agreement dated April 10, 1997 between McMaster and the Corporation. This research service agreement expired by its own terms in 2000. The Corporation subsequently entered into another agreement with McMaster, dated October 31, 2000, pursuant to which the Corporation provides research and development funding to McMaster, in an amount of $120,000 per year, for development of the Corporation's products. The Corporation also has the right under this agreement for the use of laboratory facilities at McMaster. The Corporation has granted or will grant warrants to purchase up to 10,000 shares per year, at an exercise price of $4.50 per share, to McMaster under this agreement. See note 4[d][i] to the Financial Statements.

   In accordance with a sponsored research agreement dated October 24, 1997, from November 1997 to December 1998, the Corporation conducted a clinical trial at The Cleveland Clinic Foundation (the "Cleveland Clinic"), Preventive Cardiology and Rehabilitation Section, with Dr. Dennis Sprecher as principal investigator.

   The main objective of the primary study at the Cleveland Clinic was to evaluate Cholesterol 1,2,3's(TM) ability to assess the risk that a person has cardiovascular disease by:

  . determining the relationship between skin cholesterol and serum lipid levels in 200 patients entering the preventive cardiology program; and

  . determining the relationship between skin cholesterol and functional evidence of CAD as demonstrated by cardiac stress testing in the test population (approximately 100 patients each).

   The results of the study were presented at the 31st Annual Oak Ridge Conference in San Jose, California on April 23, 1999. The data showed that skin cholesterol is an independent predictor of cardiovascular disease risk (as measured by stress test outcome).

   A study was conducted at the Cleveland Clinic, and was designed to determine the ability of skin cholesterol to serially monitor 50 patients starting lipid-lowering medications and to test each patient's ability to self-test. The interim results of this study were presented at the annual meeting of The American Association of Clinical Chemistry in New Orleans on July 27, 1999. This data suggested that non-invasive determination of skin cholesterol levels may have utility in monitoring response to cholesterol-lowering medications.

   A follow-on clinical study to determine the effectiveness of measuring skin cholesterol levels to assess CAD, was undertaken at St. Michael's Hospital, The Trillium Health Centre and The Cleveland Clinic with Dr. Dennis Sprecher acting as the lead investigator. The study tested 649 patients to determine skin cholesterol levels with the resulting values being compared to angiography, the standard measure for determining CAD. Interim results were presented at the American Heart Association's Scientific Sessions, New Orleans in November 2000. Final results were presented at the American Heart Association's Arteriosclerosis, Thrombosis, and Vascular Biology Meeting, in Salt Lake City, in April 2002. The study demonstrated that skin cholesterol is independently associated with the presence and extent of CAD based on lesions as determined by angiography.

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

   In addition, a clinical trial was completed in April 2001 at St. Paul's Hospital at the University of British Columbia, Vancouver, British Columbia, comparing skin cholesterol measurements to other measures of CAD risk, including Carotid Sonography, Flow-Mediated Brachial Vasoactivity, and Serum Markers. A manuscript from this trial was published in the June 2002 issue of the American Journal of Cardiology. In addition, a clinical trial with Parke-Davis, a division of Pfizer, is ongoing to measure skin cholesterol as part of a clinical trial for Avisimibe, a new drug for treatment of arteriosclerosis.

   In March 2002, Cholesterol 1,2,3(TM) was added to the Johns Hopkins University site of the Multi-Ethnic Study of Atherosclerosis (MESA), a 6,500 patient multi-site clinical trial. The MESA trial will examine a variety of methods, including skin cholesterol, for identifying sub clinical disease (disease with no overt symptoms) in a diverse patient population of Caucasians, African Americans, Hispanics and Asians.

   On May 14, 1999, the Corporation entered into an agreement (the "X-Rite Agreement") with X-Rite, Inc. ("X-Rite"), a Michigan based corporation, to develop and supply the Corporation with a hand-held instrument (the "X-Rite Instrument") and related software for Cholesterol 1,2,3(TM), for use in a professional setting. The X-Rite Instrument measures the colour of the reagents on the palm of the hand and provides a quantitative skin cholesterol result.

   Pursuant to the terms of the X-Rite Agreement, the Corporation has agreed to purchase all of the Corporation's worldwide requirements for colour measuring devices and related software for use by the Corporation in marketing and selling Cholesterol 1,2,3(TM) Systems (defined in the agreement as the product or system combining the use of Cholesterol 1,2,3(TM) and the X-Rite Instrument) in point-of-care applications applied under the direction or supervision of medical practitioners and clinicians. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the material breach by the other party or, at the option of X-Rite, if a certain minimum number of Cholesterol 1,2,3(TM) Systems are not purchased. Further, under specific conditions, the Corporation may be required to make certain payments to X-Rite if less than a minimum number of X-Rite Instruments have been purchased by the Corporation during a specified period following FDA clearance of Cholesterol 1,2,3(TM).

   The claims that the Corporation will be able to make in the marketing of Cholesterol 1,2,3(TM) will depend on the nature of the clinical trials conducted and the related regulatory requirements in the country where the product is to be sold. The United States represents the largest market for Cholesterol 1,2,3(TM) but also has the strictest regulatory requirements. The Corporation plans to continue clinical trials in the United States and to use data from these studies to obtain product clearance in other countries in which it wishes to have Cholesterol 1,2,3(TM) sold.

   Regulatory clearance has been granted by the HPB for sale of Cholesterol 1,2,3(TM) in Canada and by the FDA for the sale of Cholesterol 1,2,3(TM) in the United States. On September 5, 2002, the Corporation CE-marked Cholesterol 1,2,3(TM), which enables the Corporation to sell this product in Europe as part of a risk assessment for coronary artery disease. The product was registered with the Competent Authority in the U.K. Registrations with Competent Authorities of other European Union Member States are expected to follow after translation of the labeling for Cholesterol 1,2,3(TM) in their respective languages has been completed. See "Information on the Corporation--Business Overview."

   On May 10, 2002, the Corporation announced that it has signed an agreement with McNeil Consumer Healthcare ("McNeil") to market and distribute Cholesterol 1,2,3(TM) in Canada. Pursuant to this agreement, McNeil has exclusive rights, for the Canadian market, to the professional skin cholesterol test system and the future version for home use, both of which will be jointly developed by McNeil and the Corporation. The agreement has a 15 year term, and requires McNeil to purchase the Corporation's Cholesterol 1,2,3(TM) test and pay ongoing royalties to the Corporation on sales, in addition to a series of milestone payments. The Corporation may terminate this agreement if certain minimum levels of sales of the skin cholesterol test are not met.

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   The Corporation has recently developed prototypes for a consumer version of the test for home use and plans to commence pilot trials on these prototypes in the near future.

  Patents

   The Corporation has obtained patents which cover the chemical formulations for the reagents employed in Cholesterol 1,2,3(TM), a method of producing these reagents as well as a method of using the reagents for the visual indication of cholesterol on the skin's surface. A Canadian patent was granted in June 1995, two United States patents were granted in February 1996 and December 1996 and a patent covering most of Western Europe was granted in 1996. In December 1995, an international patent application was filed under the Patent Cooperation Treaty covering a multi-layer, analytical element for use in conjunction with Cholesterol 1,2,3(TM). To date, the Corporation has received a positive response from the International Preliminary Examining Authority with respect to the patentability of such an analytical element, and, in fact, a patent was granted in both Australia and Korea in 1999.

   In May 1998, the Corporation acquired the worldwide patent rights for a method for determining skin cholesterol through the use of biosensor devices. In April, 2002, this patent was granted in the United States. The patent application is currently pending in Europe, Canada and Japan. The Corporation has filed a patent application with regards to the use of spectrophotometric measurement in colour based biochemical and immunological assays. This patent was filed on a worldwide basis. See "Business Overview--Patent and Proprietary Protection".

  Trademarks

   The Corporation filed a trademark application on February 22, 2000 with respect to Cholesterol 1,2,3(TM) with the United States Patent and Trademark Office. The Corporation has received confirmation of this filing and is awaiting the examination of the applications. The Cholesterol 1,2,3 trademark has been granted in Canada as well as in Europe.

  Competition

   The measurement of cholesterol is currently conducted through blood-based analysis. The Corporation is not aware of any other test currently marketed or in development which non-invasively measures skin cholesterol. The Corporation is aware that research has been undertaken using other testing approaches which employ body fluids, saliva and tears. The stage of development of such approaches is unknown. See "Key Information--Risk Factors."

   The cholesterol testing market can be divided into two distinct segments:
(i) the point-of-care and home use segment; and (ii) the clinical laboratory setting. Currently, the majority of cholesterol testing is performed in a clinical setting which includes hospital-based and independent laboratories. These facilities employ sophisticated multi-test analyzers which perform a wide range of blood-based diagnostic tests. These analyzers are manufactured by companies such as Beckman Coulter, Ortho Clinical Diagnostics, Roche Diagnostics Systems, Abbott Laboratories Limited and Bayer, Inc. They must be operated by skilled technicians and, for certain tests, the pre-treatment of the blood samples is required.

   In the point-of-care market, desktop analyzers have been developed, offering a more limited range of tests than clinical analyzers. Dedicated, point-of-care cholesterol testing devices, which offer an even more limited range of test results, are also available. In both cases, these devices offer ease-of-use and immediacy of results as primary advantages over clinical analyzers which are usually distantly located from the patient. These point-of-care diagnostics are all invasive, requiring, at a minimum, a lancet puncture to the finger for blood to conduct the test. Some of the firms involved in the development or marketing of such products include Roche Diagnostics Systems, Lifestream Technologies, Inc. and Cholestech Corporation. Another United States company, Chematics, Inc., is marketing a point-of-care, three minute blood-based test which is available on a mail order basis to professionals.

   The Corporation believes that Cholesterol 1,2,3(TM) will compete effectively in the point-of-care markets based on a combination of accuracy, ease-of-use, non-invasive, immediacy of results and cost effectiveness. Management of the Corporation believes that if the results of the clinical trials confirm the results of the earlier studies, any resulting papers or presentations could play an important role in enhancing the endorsement and adoption of Cholesterol 1,2,3(TM) by the medical community.

  Key Markets

   The Corporation envisions the following markets or marketing strategies may be viable for Cholesterol 1,2,3(TM) upon appropriate regulatory clearances:

  . Physician's office. The non-invasive, low cost and easy-to-use Cholesterol 1,2,3(TM) test may be suitable for use in the physician's office for risk assessment screening and, perhaps, monitoring applications to provide the clinician with valuable additional data in an overall patient workup for CAD risk.

  . Monitoring for drug and dietary therapy. Given the low cost and ease of use of Cholesterol 1,2,3(TM), the test may be used to monitor the progress of therapy. The feedback from the use of this device could play an important role in monitoring the effectiveness of therapy. Thus, pharmaceutical companies may be interested in using or co-marketing this test to ensure patient compliance. (The Corporation is not yet cleared for this use).

  . Pharmacy Market. The test could be offered through retail pharmacies to consumers (over-the- counter). Pharmaceutical companies might be interested in using or co-marketing the test at the pharmacy level as a means of encouraging individuals to see their doctors for cholesterol lowering drug therapies. (The Corporation is currently developing this format).

  . Screening device for coronary stress test. The coronary stress test is both time consuming and expensive; however, it is also generally regarded as the definitive measure of coronary arterial function. Cholesterol 1,2,3(TM) could be used as a preliminary screen to determine the need to conduct expensive coronary stress tests.

   In January 2001, the Corporation received a medical device license for Cholesterol 1,2,3(TM) by Health Canada. The license allows IMI to market and sell Cholesterol 1,2,3(TM) in Canada for risk assessment of coronary artery disease.

   In June 2002 the Corporation received U.S. FDA clearance for sale of Cholesterol 1,2,3(TM) in the United States. Skin cholesterol, as measured by Cholesterol 1,2,3(TM) can be used as part of risk assessment for coronary heart disease in persons with a history of myocardial infarction and/or persons suspected of having significant multi-vessel coronary artery disease
((greater than)50% stenosis in (greater than)1 vessel as diagnosed by coronary angiography) where further diagnostic evaluation is being considered. Test results, when considered in conjunction with clinical evaluation, blood cholesterol tests and other risk factors identified for coronary artery disease, will aid the physician in focusing diagnostic and patient management options.

   In September 2002, the Corporation CE-marked Cholesterol 1,2,3(TM), allowing the product to be sold in Europe as part of risk assessment for coronary artery disease.

Colorectal Cancer Diagnostic Tests (ColorectAlert(TM) and ColoPath(TM))

  Pathology

   Colon and rectal cancer ranks as the third most prevalent cancer in North America and the second most common cause of death due to cancer. Colorectal cancer begins as a benign polyp that subsequently evolves into a malignant lesion. The cancer becomes invasive when it penetrates the wall of the colon or rectum. Spread may be by lymphatics or blood vessels and occasionally along nerves. Untreated colorectal cancer leads to death.

   Colon and rectal cancer is staged by imaging and biopsy studies. According to the Duke's Classification Method, colorectal cancer is categorized into four groups:

      Stage A:  tumour is limited to the wall of the colon or rectum

       Stage B:  tumour has extended to the extracolonic or extrarectal tissue
         but there is no involvement of        regional lymph nodes

      Stage C:  tumour has spread to regional lymph nodes

      Stage D:  tumour has spread to distant organs

   Early stage disease is not associated with symptoms and about 60% of all cases have spread beyond the colon or rectum (Stages C and D) at the time of diagnosis. Common symptoms associated with later stage disease include blood in the stool, abdominal pain, change in bowel habits and unexplained weight loss. Surgery is the current treatment of choice for early stage disease and surgery, chemotherapy and/or radiotherapy may be used to alleviate symptoms in later stage disease. Overall, 50% of the surgically treated patients are cured with early surgical intervention.

   In the absence of effective treatment for advanced stage disease, screening can be important. Screening must identify early stage disease in asymptomatic individuals in order to be effective. According to Cancer Care Ontario, when detected early, colorectal cancer has a 90% cure rate. Currently four methods are used to screen for colorectal cancer:

  .   digital rectal examination

  .   fecal occult blood testing ("FOBT")

  .   sigmoidoscopy

  .   double contrast barium enema ("DCBE")

   DCBE is now recommended by the American Cancer Society as a viable screening alternative for detection of colorectal cancer. Digital rectal examination is a simple and safe procedure but fewer than 10% of colorectal cancers can be detected by this method. Sigmoidoscopy allows for more extensive evaluation of the rectum and sigmoid colon although it has a lower rate of patient acceptability and is more expensive than other methods. FOBT is the most frequently used screening method for colorectal cancer. Most national healthcare organizations in the United States including the American Cancer Society and the United States Preventative Services Task Force have recommended annual fecal occult blood testing for individuals over the age of 50. Although FOBT has been found to reduce death due to eventual cancer, the test does have limitations due to its relatively low levels of sensitivity and specificity.

  Market

   According to the American Cancer Society, there will be an estimated 148,300 new cases of colorectal cancer in the United States in 2002 (American Cancer Society, Cancer Facts and Figures 2002). While there has been some improvement in the five-year survival rate, there has been little change in overall mortality from colorectal cancer in the last 30 years. According to the American Cancer Society (Cancer Facts and Figures, 2002), there will be an estimated 60,000 deaths attributed to colorectal cancer in 2002.

   On average, 13 person years of life are lost for each colorectal cancer death. In addition, treatments such as surgery, colostomies, chemotherapy and radiotherapy can also produce significant illness. Early detection of cancer is a high priority given the high cost of treatment and the costs associated with premature death. The most prevalent test is FOBT but many patients and professionals generally do not want to perform the test because it involves smearing stool samples on a slide and because the test has relatively poor predictive values.

  The Opportunity

   The Corporation's rectal mucous test ("ColorectAlert(TM)") is a patented laboratory based technology which detects a carbohydrate marker believed to be associated with cancerous and pre-cancerous conditions. Dr. A.K.M. Shamsuddin (the "ColorectAlert(TM) Inventor") of Baltimore, Maryland developed this technology at the University of Maryland School of Medicine. Pursuant to agreements (the "ColorectAlert(TM) Licence Agreements" dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Corporation and the ColorectAlert(TM) Inventor, the Corporation acquired a licence for all diagnostic applications and products which incorporate or make use of this technology as well as the licence for three existing United States and Japanese patents. Pursuant to the terms of the ColorectAlert(TM) Licence Agreements, the Corporation is required to make payments upon achieving certain research and development milestones leading up to FDA approval/clearance of this test, and royalty payments based on revenues from sales of this technology. In addition, the Corporation granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 and $4.50 per share to the ColorectAlert(TM) Inventor in connection with the ColorectAlert(TM) License Agreements. The ColorectAlert(TM) Licence Agreements do not provide for a fixed termination date, and may only be terminated by the parties in the event of a material breach by the other party. See note 4[d][i] and note 6 [a][i] to the Financial Statements.

   A second colorectal cancer test, ColoPath(TM), is a patented technology that detects another marker believed to be associated with neoplasia and cancer of the colon or rectum. The marker was developed by Procyon BioPharma Inc. ("Procyon"). The Corporation entered into an agreement with Procyon dated March 19, 2001, as amended (the "Procyon Licence Agreement"), whereby the Corporation licensed the intellectual property, including patent rights and trademarks of ColoPath(TM) and has the right to complete the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPath(TM) technology exclusively on a global basis. Pursuant to the terms of the Procyon Licence Agreement, all new patents will be owned by the Corporation. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucous-based colorectal cancer tests. The Procyon Licence Agreement does not have a fixed termination date, and it may be terminated upon written agreement of the parties, or by December 31, 2003, if the Corporation has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlert(TM) or ColoPath(TM) or met minimum levels of sales of these products. In addition, the Corporation granted warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share to Procyon in connection with this agreement. See note 4[d][i] and note 6[a][i] to the Financial Statements.

  The Technologies

   The ColorectAlert(TM) test detects the presence of a specific sugar in the rectal mucous of individuals expected to have colorectal cancer or precancerous polyps. This sugar is detected by a chemical reaction performed on a test membrane following routine digital rectal examinations and does not require a blood sample. The same technology has been adapted for the detection of lung and breast cancer, and could potentially be adapted for the detection of cervical cancer.

   Tumour markers, or tests such as these, are substances associated with cancers that may be used to aid in he diagnosis of cancer, determine prognosis, detect recurrent disease and monitor response to therapy.

   ColoPath(TM) is a similar assay to ColorectAlert(TM) and may be developed into a stand alone assay or may be used in conjunction with the ColorectAlert(TM) test.

  Product Status and Development Plan

   The Corporation has completed product development of the ColorectAlert(TM) technology and has conducted preclinical trials to validate the ColorectAlert(TM) Inventor's data which had been collected on a few thousand patients. In accordance with a sponsored research agreement dated November 30, 1998, the Corporation completed a prospective clinical trial in December 1999 at St. Michael's Hospital, Wellesley Central Site, Toronto, Ontario, with Dr. N. Marcon as principal investigator. The clinical trial examined ColorectAlert(TM) to determine its added benefit, relative to FOBT and carcinoembryonic antigen (described below), for the early diagnosis of colorectal cancer and precancerous polyps. A total of 600 patients were tested over a twelve month period. The results of the trial indicated that ColorectAlert(TM) was equally sensitive and more specific, on its own, than FOBT testing. These results were presented at the Digestive Disease Week Meeting held on May 22, 2000 in San Diego, California and at the American Association for Clinical Chemistry annual meeting in July 2000 in San Francisco, California. These results support management's beliefs that the test undergoing trials could lead to earlier detection of cancer and greater accuracy in diagnosis.

   Two clinical trials involving 1,250 patients are currently underway at St. Michael's Hospital, Toronto to evaluate ColoPath(TM) and to determine the reproducibility of ColorectAlert(TM) as well as determining the effectiveness of ColorectAlert(TM) in an unprepped bowel.

  Patents

   The Corporation acquired the rights to two United States patents and one Japanese patent for ColorectAlert(TM) as well as the rights to worldwide granted patents for ColoPath(TM). A patent involving the spectrophotometric measurement of colour-based biochemical and immunological assays has been filed, on a worldwide basis, and is applicable for these technologies.

  Competition

   The only FDA approved tumour marker for colorectal cancer is carcinoembryonic antigen ("CEA") and is marketed by several companies. Its sensitivity is dependent on the stage of disease according to the Duke's classification method as follows:

      Stage A:  7%

      Stage B:  21%

      Stage C:  28%

      Stage D:  64%

   In addition, CEA may have value in prompting second look surgery since rising values may be indicative of recurrence. CEA is also useful in monitoring response to chemotherapy.

   To the best of the Corporation's knowledge, there are no other FDA approved tumour markers for colorectal cancer screening although several are believed to be in development.

   FOBT has fair sensitivity (22% for polyps; 50% for cancer) (Clinical Database "Should All People Over the Age of 50 have Regular Fecal Occult-Blood Tests?", April 6, 1998) but poor positive predictive value (2%-17%) ("Fecal Occult Blood Testing for Colorectal Cancer, Can we afford to do this?" Alquist, D.A. Gastroenterol Clin. North. Am., 1997). This poor predictive value leads to unnecessary cost and patient inconvenience and anxiety due to unnecessary colonoscopies. In addition, compliance with fecal occult blood testing procedures (e.g. dietary restrictions) is estimated to be only 35-50% (Clinical Database, April 16, 1998). The Corporation believes that many physicians are dissatisfied by fecal occult blood testing in general and would prefer to have a completely different type of test.

   Sigmoidoscopy examines the lower colon and is expensive (US$100-US$200/test), may cause complications (bowel perforations) and is not well accepted by the patient. Sensitivity varies with the type of instrument and the skill of the physician. The best reported values are 40-65%. Although specificity is good, false positive results do occur when polyps are detected that are unlikely to become malignant during the patient's lifetime.

   Colonoscopy is the most effective test for detecting cancerous and precancerous polyps, as the entire colon can be visualized. However, the use of colonoscopy as a screening technology is extremely limited due to the fact that it is a very invasive and expensive procedure.

   Management of the Corporation is aware of other diagnostic tests under development which may be useful for the detection of all colorectal pathology and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products include Enterix Inc., EXACT Sciences Corporation and E-Z-EM Inc.

  Key Markets

   The ColorectAlert(TM) test, following the appropriate regulatory clearance, could be used in the laboratory and potentially in the physicians' offices. Tumour marker sales were expected to grow at least 5-10% per year through 2000 when they would reach nearly US$860 million (Decision Resources Inc., December
1996).

Lung Cancer Diagnostic Test (LungAlert(TM))

  Pathology

   Lung cancer is the number-one cause of cancer-related death for both men and women in North America. In the majority of cases lung cancer begins in the lining of the bronchi and slowly moves through to the lungs. Initially the cancer does not cause a solid mass tumour and results in few or no symptoms. Almost 90% of lung cancer cases can be directly or partly attributed to smoking.

   There are two main types of lung cancer, Small Cell Lung Cancer ("SCLC") and Non-Small Cell Lung Cancer ("NSCLC"). SCLC can be further subdivided into two stages, limited stage and extensive stage. In limited stage, the tumour is confined to its original area and has not spread to other parts of the body. In extensive stage lung cancer, the tumour has metastasized.

   NSCLC is classified under three subgroups and assigned to one of four stages. The subgroups are:

   Squamous cell carcinoma:      Always associated with smoking. Usually starts
                                 in bronchi.

   Adenocarcinoma:               Begins in mucous glands usually near the
                                 periphery of the lung.

   Large-Cell Undifferentiated:  May appear in any part of the lung. Tends to grow and spread quickly.

   Lung cancer stages are:

   T1: Tumour is smaller than 3 cm and has not spread to the main branches of the bronchus.

   T2: Tumour is larger than 3 cm. Cancer has spread to the main bronchus. Cancer partially clogs airway but does not cause pneumonia.

   T3: Tumour has spread to the chest wall and/or the diaphragm. The cancer is within 2 cm of the trachea. One or both lungs collapse.

   T4: Metastatic spread. Two or more tumour modules are present in the same lobe with malignant pleural effusion.

   Common symptoms of developing lung cancer include an excessive cough, worsening breathlessness, weight loss, and fatigue.

  Lung Cancer Screening

   Lung cancer screening is not currently conducted in any country, with the exception of Japan, due to the poor health economic results of previous screening initiatives. The Japanese government covers cost relating to an annual X-ray and sputum cytology for those in the "high risk" category. This group is defined as individuals over the age of 45 and who have been heavy smokers for the past twenty years or longer.

   Although a number of screening tests are available, they cannot be used cost effectively to identify lung cancer in the early stages. Since, the determination of stage has important therapeutic and prognostic implications, careful initial diagnostic evaluation defining the location and extent of primary tumour is critical for the appropriate care of the individual. In the absence of an effective treatment for advanced stage disease, screening for lung cancer is critical. To be effective, screening must accurately identify early stage disease in asymptomatic individuals. It must be cost effective and socially acceptable to ensure compliance. Presently, there are five diagnostic options available to screen for lung cancer: X-rays, conventional sputum cytology, spiral CT, Positron Emission Tomography and bronchoscopy.

    1. An X-ray is a simple and safe procedure that is very ineffective. Less than 40% of all lung cancers can be detected by this screening method.


    2. Conventional Sputum Cytology has been used for over 50 years; however it is the least sensitive and only able to identify 20% of lung cancer cases.


    3. Spiral CT has been hailed as the technology that holds the greatest promise for cost effectively screening for lung cancer. Although it holds the ability to detect approximately 70% of lung cancers, it has a high cost which translates into $300-$600 per test.

    4. Positron Emission Tomography is the most accurate screening test available at over 90% sensitivity. Since it is extremely expensive at $2,500 per patient, widespread use would be unfeasible.

    5. Bronchoscopy is used as a final diagnostic option prior to surgery. It is highly invasive and results in a 0.2% mortality rate with the majority of patients unable to return to daily routines for several weeks or months.

  Market

   According to the American Cancer Society (Cancer Facts and Figures, 2002), in the United States in 2002 there will be an estimated 169,400 new lung cancer cases and an estimated 154,900 lung cancer deaths. Lung cancer has the second highest incidence in both men and women in North America. More deaths are caused by lung cancer in both men and women in North America than any other cancer. This fact alone demonstrates the need for an effective early screening test for lung cancer.

  The Opportunity

   LungAlert(TM) is based on a modified version of the ColorectAlert(TM) technology, using a sputum sample instead of a rectal mucous sample. See "Information on the Corporation--Business Overview--Colorectal Cancer Diagnostic Tests (ColorectAlert(TM) and ColoPath(TM))--The Opportunity" for licensing and technology information.

  Product Status and Development Plan

   The Corporation has developed a prototype of the LungAlert(TM) technology suitable for clinical evaluation. The Corporation undertook a pilot study to determine if the ColorectAlert(TM) technology could be used as a screening test for lung cancer. 76 patients were tested, consisting of 24 healthy volunteers, 29 individuals with benign lung cancer, and 23 individuals with lung cancer. The study showed a sensitivity of 87% and a specificity of 76% and the results of the study were presented at the American Thoracic Society Meeting in May, 2001. The results were also published in the Journal of Clinical Ligand Assay Society in the spring of 2002.

   In accordance with a sponsored research agreement dated January 25, 2002, the Corporation began a prospective clinical trial involving 500 patients at St. Joseph's Hospital and McMaster University, Hamilton, Ontario, Canada with Dr. P. Gerard Cox and Dr. John Miller as principal investigators. The clinical trial is to determine LungAlert(TM) values in individuals with lung cancer, in individuals with benign lung disease, and in healthy smokers. This study is designed to demonstrate LungAlert's(TM) potential as a screening test for lung cancer.

  Patents

   Patent coverage for LungAlert(TM) is the same as patent coverage for ColorectAlert(TM). See "Information on the Corporation--Business Overview."

  Competition

   To the Corporation's knowledge, there are no FDA-approved tumour markers for lung cancer, although several are believed to be in development.

   Several tests for lung cancer exist but due to their low ability to detect cancer, or their high cost, they are not suitable for cancer screening.

   Management of the Corporation is aware of other diagnostic tests under development that may be useful for the detection of lung cancer and is currently monitoring their progress. Some of the firms involved in the development or marketing of such products are Biomoda Inc. and Xillix Technologies Corp.

  Key Markets

   The LungAlert(TM) test may be suitable for use in both the laboratory and potentially the physician's office with the appropriate regulatory clearance for each use.

Prostate Cancer Diagnostic Test

  Pathology

   Prostate cancer is divided into four stages based on the Jewitt-Whitmore System of cancer staging:

      Stage A:  Very early and without symptoms, detected by accident.

       Stage B:  Confined to the prostate, but can be detected by rectal exam
         or elevated PSA (defined        below) levels.

       Stage C:  Cancer has spread to the outside prostate capsule. This spread
         is localized to the surrounding        tissues or seminal vesicles.

      Stage D:  Metastatic spread.

   Symptoms of prostate cancer include blood in the urine or semen, painful frequent urination, and nagging pain or stiffness in the back or hips. There are currently several methods in use for the screening of prostate cancer including:

  .   Prostate-specific antigen ("PSA")

  .   Digital Rectal Exam ("DRE")

  .   Prostate Ultrasound

   PSA is a blood test used to screen for prostate cancer. Although becoming more prevalent, the test produces many false positives and false negatives. As a result, several refinements have been developed including PSA velocity, free and total PSA, and age-specific PSA. A DRE is performed by a doctor with a gloved finger. Normal prostate tissue is soft, whereas malignant tissue is firm and asymmetrical. This test relies on the physician's ability to feel the differences. As many as one-third of men diagnosed with prostate cancer have had a normal DRE. Prostate Ultrasound is used to visualize the tumour. Not all cancers can be detected using this method, so it is most commonly used in conjunction with a DRE.

  Market

   Approximately 30% of all identified cancers in men are due to prostate cancer. According to the American Cancer Society (Cancer Facts and Figures,
2002), there will be an estimated 189,000 new prostate cancer cases identified in the United States in 2002. Prostate cancer deaths will account for 11% of cancer deaths, or an estimated 30,200 deaths in the United States in 2002.

  The Opportunity

   A prostate cancer test has been patented by Dr. S. Hakky of Largo, Florida. The Corporation entered into an agreement with Dr. Hakky dated August 30, 2000, as amended (the "Hakky Licence Agreement"), whereby the Corporation licensed the patents and assumes responsibility for the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Pursuant to the terms of the Hakky Licence Agreement, all new patents will be owned by the Corporation. Dr. Hakky is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of the prostate cancer test. The Hakky License Agreement does not have a fixed termination date, and may be terminated by either party upon mutual agreement. See also note 6 [a] [i] to the Financial Statements.

  The Technology

   The technology was developed by Dr. Hakky to detect the presence of a prostate-specific protein from a sample of urine or blood.

  Product Status and Development Plan

   The Corporation plans to develop an antibody sandwich-based test suitable for both urine and blood samples. Using this method, two specific antibodies recognizing distinct regions of the protein are produced by immunization. One antibody serves to capture the protein and the second antibody, labelled with a reporter molecule, binds to the captured protein and "reports" its presence. Once the prototype is completed, the Corporation plans to commence a small 'in-house' clinical trial to test the ability of the antibodies to identify samples from subjects with prostate cancer. Based on the outcome of this in-house study, the Corporation may commence a larger clinical trial, with one or more centres specializing in prostate cancer.

  Patents

   The Corporation licensed a United States patent dated September 1998 covering a method for detecting prostatic cancer. The patent covers the test being done on either a blood sample or a urine sample.

  Competition

   PSA is an established and well-used marker for prostate cancer. There is a debate currently taking place on the benefit of the test (Journal of Urology, January 2002).

   To the Corporation's knowledge, there are no other FDA-approved non-invasive tumour markers for prostate cancer although several are believed to be in development.

   Management of the Corporation is aware of other diagnostic tests useful for the detection of prostate cancer and is currently monitoring their progress. One of the firms involved in the development or marketing of such products is Diagnocure Inc.

Other Product Development Programs

   To date, the Corporation has identified a number of other technologies, including several which are under evaluation. The Corporation is currently assessing likely proprietary position and market potential for these technologies as well as evaluating the technological and regulatory obstacles which must be overcome with each technology program.

Patent and Proprietary Protection

   The Corporation seeks to acquire processes and/or products or acquire licences for processes and/or products, which have existing proprietary protection. If patents have not yet issued on a technology, the Corporation will review the patent applications, if any, and examine the patentability of the technology in question, before attempting to acquire the technology. In some cases, the Corporation may actually file patent applications for technologies which it owns or in respect of which it has acquired a licence and then further developed. Such applications may cover composition of matter, the production of active ingredients and their novel applications. The Corporation has acquired, by licence or assignment, rights in patents and applications filed in the United States and internationally. The following table details the Corporation's patent and patent applications:

Patents and Patent Applications


                         Patent No. /                      Expiration
Patent                   Application No. Grant Date        Date           Description
-----------------------------------------------------------------------------------------------------------------

ColorectAlert:
-----------------------------------------------------------------------------------------------------------------

U.S. Patent              5,162,202       November 1992     November 2009  Rectal Mucus Test and Kit for Detecting
                                                                          Cancerous and Precancerous Conditions
-----------------------------------------------------------------------------------------------------------------

U.S. Patent              5,348,860       September 1994    September 2011 Screening Test and Kit for Cancerous
                                                                          and Precancerous Conditions
-----------------------------------------------------------------------------------------------------------------

Japan Patent             2,990,528       October 1999      April 2010     Rectal Mucus Test and Kit for Detecting
                                                                          Cancerous and Precancerous Conditions
-----------------------------------------------------------------------------------------------------------------

WIPO: Patent Application PCT/CA00/00918                                   Spectrophotometric Measurement in
                                                                          Colour-Based Biochemical and
                                                                          Immunological Assays
-----------------------------------------------------------------------------------------------------------------

ColoPath:
-----------------------------------------------------------------------------------------------------------------

U.S. Patent              6,187,591       February 13, 2001 February 2018  Screening Test for Early Detection of
                                                                          Colorectal Cancer
-----------------------------------------------------------------------------------------------------------------

Canada: Patent Pending   2,253,093                                        Screening Test for Early Detection of
                                                                          Colorectal Cancer
-----------------------------------------------------------------------------------------------------------------

                                      Patent No. /                      Expiration
Patent                                Application No. Grant Date        Date           Description
----------------------------------------------------------------------------------------------------------------------------

Japan: Patent Pending                 2000,581456                                      Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Australia: Patent Pending             10227/00                                         Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Brazil: Patent Pending                PI19915005                                       Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Israel: Patent Pending                139545                                           Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Mexico: Patent Pending                012243                                           Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Korea: Patent Pending                 2001-7005707                                     Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

India: Patent Pending                 INPCT/2001/005                                   Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Europe: Patent Pending (Denmark,      99953473.7                                       Screening Test for Early Detection of
Sweden, Finland, Austria, Belgium,                                                     Colorectal Cancer
Greece, Ireland, Luxembourg, Monaco,
Netherlands, Cyprus and Portugal)
----------------------------------------------------------------------------------------------------------------------------

U.S. Patent                           5,416,025       May 16, 1995      May 2012       Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

European Patent                       0731 914        November 23, 1994 November 2014  Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Australian Patent                     687,939         November 23, 1994 November 2014  Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

South African                         94/9290         November 23, 1994 November 2014  Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Canada: Patent Pending                2,176,508                                        Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Japan: Patent Pending                 514,718/95                                       Screening Test for Early Detection of
                                                                                       Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Europe: Patent Pending (France, Great 95901293.1                                       Screening Test for Early Detection of
Britain, Spain, Italy and Germany)                                                     Colorectal Cancer
----------------------------------------------------------------------------------------------------------------------------

Lung Alert:
----------------------------------------------------------------------------------------------------------------------------

U.S. Patent                           5,348,860       September 1994    September 2011 Screening Test and Kit for Cancerous
                                                                                       and Precancerous Conditions
----------------------------------------------------------------------------------------------------------------------------

WIPO: Patent Application              PCT/CA00/00918                                   Spectrophotometric Measurement in
                                                                                       Colour-Based Biochemical and
                                                                                       Immunological Assays
----------------------------------------------------------------------------------------------------------------------------

Prostate Cancer:
----------------------------------------------------------------------------------------------------------------------------

U.S. Patent                           5,801,004       September 1998    September 2015 Method for Detecting Prostatic Cancer
----------------------------------------------------------------------------------------------------------------------------

                                     Patent No. /
Patent                               Application No. Grant Date       Expiration Date   Description
---------------------------------------------------------------------------------------------------------------------------------

Cholesterol 1,2,3:
---------------------------------------------------------------------------------------------------------------------------------

U.S. Patent                          5,489,510       February 6, 1996 February 6, 2013  Method for visual indication of cholesterol on skin surface agents used
                                                                                        therefor and methods for producing
                                                                                        such agents
---------------------------------------------------------------------------------------------------------------------------------

U.S. Patent                          5,587,295       December 24,     December 24, 2013 Method for producing affino-enzymatic
                                                     1996                               compounds and visualizing agent and
                                                                                        application thereof
---------------------------------------------------------------------------------------------------------------------------------

Canadian Patent                      1,335,968       June 20, 1995    June 20, 2012     Method for producing affinity-
                                                                                        enzymatic compounds for visual
                                                                                        indication of cholesterol on skin surface
---------------------------------------------------------------------------------------------------------------------------------

European Patent (Austria, Britain,   0 338 189       April 24, 1996   January 18, 2009  Method of producing affinity-
France, Germany--#58909664.8,                                                           enzymatic compounds for the visual
Italy, Sweden and Switzerland                                                           detection of cholesterol on surface of
                                                                                        the skin of a patient, based on a
                                                                                        detecting agent with an affinity for
                                                                                        cholesterol and a visualization agent
---------------------------------------------------------------------------------------------------------------------------------

Australian Patent                    702663          January 14, 1999 December 14, 2015 Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

Korean Patent                        97-704028       June 29, 1999    December 14, 2015 Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

USA: Patent Pending                  08/849,252                                         Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

Brazil: Patent Pending               PI95/0038-5                                        Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

Canada: Patent Pending               2,207,555                                          Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

China: Patent Pending                95197367.3                                         Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

Europe: Patent Pending               95940097.9                                         Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

Japan: Patent Pending                HE1-8-517984                                       Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

Mexico: Patent Pending               974469                                             Multilayer Analytical Element
---------------------------------------------------------------------------------------------------------------------------------

International Patent - U.S. Patent   6,365,363       April 2, 2002    April 2, 2022     Method of Determining Skin Tissue
                                                                                        Cholesterol
---------------------------------------------------------------------------------------------------------------------------------

International Patent Application for PCT/RU98/00010                                     Method of Determining Skin Tissue
Brazil, Canada, Europe and Japan                                                        Cholesterol
---------------------------------------------------------------------------------------------------------------------------------

WIPO: Patent Application for U.S.,   PCT/CA00/00918                                     Spectrophotometric Measurement in
Europe, Mexico, Australia, Brazil,                                                      Colour-Based Biochemical and
China, India, Japan and Federation                                                      Immunological Assays
of Russia
---------------------------------------------------------------------------------------------------------------------------------

   The Corporation retains independent patent counsel where appropriate. Management of the Corporation believes that the use of outside patent specialists ensures prompt filing of patent applications as well as the ability to access specialists in various areas of patents and patent law to ensure complete patent filing.

   The patent position relating to diagnostics is uncertain and involves many complex legal, scientific and factual questions. While the Corporation intends to protect its valuable proprietary information and believes that certain of its information is novel and patentable, there can be no assurance that: (i) any patent application owned by or licensed to the Corporation will be approved in all countries; (ii) proceedings will not be commenced seeking to challenge the Corporation's patent rights or that such challenges will not be successful; (iii) proceedings taken against a third party for infringement of patent rights will be successful; (iv) processes or products of the Corporation will not infringe upon the patents of third parties; or (v) the scope of patents issued to or licensed by the Corporation will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any litigation may affect the Corporation's efforts to develop, manufacture or market products. The cost of litigation to uphold the validity and prevent infringement of the patents owned by or licensed to the Corporation may be significant.

   Issues may arise with respect to claims of others to rights in the patents or patent applications owned by or licensed to the Corporation. As the industry expands, and more patents are issued, the risk increases that the Corporation's processes and products may give rise to claims that they infringe the patents of others. Actions could be brought against the Corporation or its commercial partners claiming damages or an accounting of profits and seeking to enjoin them from clinically testing, manufacturing and marketing the affected product or process. If any such action were successful, in addition to any potential liability for damages, the Corporation or its commercial partners could be required to obtain a licence in order to continue to manufacture or market the affected product or use the affected process. There can be no assurance that the Corporation or its commercial partners could prevail in any such action or that any licence required under any such patent would be made available or, if available, would be available on acceptable terms. If no licence is available, the Corporation's ability to commercialize its products may be negatively affected. There may be significant litigation in the industry regarding patents and other intellectual property rights and such litigation could consume substantial resources. If required, the Corporation may seek to negotiate licences under competitive or blocking patents which it believes are required for it to commercialize its products.

   Although the scope of patent protection ultimately afforded by the patents and patent applications owned by or licensed to the Corporation is difficult to quantify, management of the Corporation believes that such patents will afford adequate protection for it to ensure exclusivity in the conduct of its business operations as described in this Registration Statement. The Corporation also intends to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. To protect these rights, the Corporation requires all employees and consultants to enter into confidentiality agreements with the Corporation. There can be no assurance, however, that these agreements will provide meaningful protection for the Corporation's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, in the absence of patent protection, the Corporation's business may be adversely affected by competitors who independently develop substantially equivalent technology.

   The Corporation's success depends, in part, on its ability to obtain patents, maintain its trade secrets and operate without infringing the proprietary rights of third parties. See "Key Information--Risk
Factors--Patents and Proprietary Technology".

Competition

   The diagnostics and device industry is dominated by a few major companies which are involved in the research, development, manufacture and marketing of products. Beyond these major players, a number of relatively new firms have been established, with a focus on developing improved products. The industry is characterized by extensive research efforts, technological change and intense competition. Competition can be expected to increase as technological advances are made and new diagnostic tools are developed. Competition in the industry is primarily based on: (i) product performance, including efficacy and safety;
(ii) price; (iii) acceptance by physicians and various payers such as governments and HMOs; (iv) marketing; and (v) distribution. The availability of patent protection in the U.S. and elsewhere, and the ability to obtain governmental approval for testing, manufacturing and marketing, are also important factors.

   Other groups active in this industry include educational institutions and public and private research institutions. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. They are also becoming increasingly competitive in recruiting personnel from the limited supply of highly qualified clinical physicians, academic scientists and other professionals.

   Competitors of the Corporation may: (i) use different technologies or approaches to develop products that are similar to products which the Corporation is seeking to develop; (ii) develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any developed by the Corporation; and (iii) succeed in obtaining regulatory approval of such products before the Corporation obtains approval of its products. There can be no assurance that the Corporation's products will compete successfully or that research and development will not render the Corporation's products obsolete or uneconomical. See "Key Information--Risk Factors--Competition."

   In the long term, the Corporation believes that its ability to compete effectively will be based on its ability to create and maintain scientifically advanced technology, develop superior products, attract and retain scientific personnel with a broad range of technical expertise and capability, obtain proprietary protection for its products and processes, secure the required government approvals on a timely basis, identify and successfully pursue research and development projects for which significant market opportunities exist or are likely to develop, and manufacture and successfully market its products. The competition for personnel is intense and the Corporation cannot guarantee that personnel who are currently working on behalf of the Corporation will remain or that sufficiently qualified employees can be found to replace them. The loss of key employees and/or key contractors may affect the speed and success of product development. See "Key Information--Risk Factors--Dependence on Key Employees."

   Once the products for which the Corporation has received patents are on the market, those products will compete directly with other products that have been developed for the same predictive testing purpose or therapeutic indication. When the patents covering these products expire, the products previously covered by the patents could face competition from generic products, which are usually priced much lower than the original products.

Raw Materials

   Although the Corporation manufactures a few antibodies in its own laboratory, most of the raw materials used in the production of the Corporation's products are generic laboratory materials that are readily available to the Corporation from commercial sources. The prices of these various materials have remained stable over the past five years. Any volatility in the prices of these raw materials would not have a material impact on world markets or on the Corporation due to the widely available nature of these raw materials and the small quantities that are used by the Company at any one time.

Regulatory Requirements

   The Corporation is in the process of developing novel predictive medicine and diagnostic devices. These devices are regulated differently by each country in which the Corporation wishes to have its products sold. The regulations governing the sale and distribution of diagnostic devices and the time taken for this approval process can vary widely. However, it is generally recognized that the requirements for diagnostic products such as those that the Corporation is in the process of developing are less arduous than those for pharmaceuticals.

   The Canadian health care industry is regulated by the HPB. This federal agency has a role similar to that of the FDA and has responsibility for regulating drugs for both human and animal use, cosmetics, medical devices, radiation emitting devices, foods and food additives, chemicals and other products affecting human health. A manufacturer is required to follow specific regulations referred to as current Good Manufacturing Practice

("GMP") regulations in the manufacture of such products. Regulations imposed by federal, provincial, state and local authorities in Canada and the United States as well as their counterparts in other countries, are a significant factor in the conduct of the development, manufacturing and eventual marketing activities for the proposed products. The regulatory processes in the United States, Canada and other countries differ more widely in the approvals of diagnostic devices than for the approval of pharmaceuticals. As the most significant market for the Corporation's products is in the United States, and it is generally accepted that the FDA has the most stringent device approval requirements, a general review of the FDA regulations follows.

   If a device is considered to be substantially equivalent to existing devices already marketed, it may receive a 510(k) clearance. Under this clearance, the FDA will send the manufacturer a market clearance letter called a substantially-equivalent letter. Although this process can be as short as 90 days, it is typical for a 510(k) clearance to take more than 120 days. If a device does not qualify for a 510(k), a premarket approval ("PMA") process may be required. The length of the PMA process depends largely on the nature of the device and the diagnosis undertaken through the use of the device and the resulting impact on clinical trial endpoints and design. Increasingly, the FDA is creating a more user-friendly regulatory environment and, as a result, even the PMA process can proceed expeditiously.

   Many medical devices sold in the United States today have been cleared for commercial distribution and marketing by PMA. A PMA must be submitted to the FDA if a company wants to introduce a device with a new intended use into commercial distribution. Under a PMA, the FDA is notified as to a company's intent to market a device. If the application is accepted, this signifies only acceptance of the application and not a clearance to sell the device. Under the PMA guidelines, the FDA requires the submission and review of valid scientific evidence to determine whether a reasonable assurance exists that the device is safe, effective and has clinical utility. The collection and evaluation of clinical data to demonstrate the safety and efficacy of a medical device are essential for the ultimate approval of that device. Valid scientific evidence as currently defined by the FDA is limited to well-controlled investigations, including (where applicable) blinding and randomization of clinical trials.

   The products that the Corporation is currently developing may ultimately be subject to the demanding and time-consuming PMA approval procedure. The regulations defined by these procedures cover not only the manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labelling, advertising and marketing procedures, but also impose specific requirements regarding the form and content of the development of safety and efficacy data regarding the proposed product. The process of conducting the clinical trials and gathering, compiling and submitting the data required to support a PMA or facility approval is expensive and time-consuming, and there can be no assurance that the FDA will approve a PMA or a manufacturing facility submitted to it in a timely manner, or at all. See "Key Information--Risk Factors--Government Regulation." In order to obtain approval, an applicant must submit, as relevant for the particular product, proof of safety, purity, potency and efficacy. In most cases, such proof entails extensive pre-clinical, clinical and laboratory tests. The testing, preparation of necessary applications and processing of those applications is expensive and time-consuming and may take several years to complete. There is no assurance that the regulator will act favourably or quickly in making such reviews and approving products for sale. Difficulties or unanticipated costs may be encountered by the Corporation in its efforts to secure necessary governmental approval or licences, which could delay or preclude the Corporation from marketing its products. Conditions could also be placed on any such approvals that could restrict the commercial applications of such products. With respect to patented products or technologies, delays imposed by the government approval process materially reduce the period during which the Corporation will have the exclusive right to exploit them. This occurs because patent protection lasts only for a limited time, beginning on the date the patent is first granted (in the case of United States patent applications) or when the patent is first filed (in the case of patent applications filed in the European Community and Canada).

   Among the requirements for product approval is the requirement that prospective manufacturers conform to the FDA's and HPB's current GMP standards which thereafter must be followed at all times. In addition, HPB requires that medical device manufacturers are ISO 13485(8) certified by January 1, 2003 for new license applications and by November 1, 2003 for devices that received clearance before January 1, 2003. In complying with GMP standards, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure technical compliance. Continued compliance is necessary for all products with all requirements of the applicable legislation and the conditions laid out in an approved application, including, but not limited to, product specification, manufacturing process, labelling, promotional material, record keeping and reporting requirements. Failure to comply, or the occurrence of unanticipated adverse effects during commercial marketing, could lead to the need for product recall, or regulator-initiated action such as the suspension of manufacturing or seizure of the product, which could delay further marketing until the products are brought into compliance. The regulator may also request a voluntary recall of a product. The regulator may also require post-marketing testing and surveillance to monitor the record of the product and continued compliance with regulatory requirements.


   The Corporation received HPB clearance for Cholesterol 1,2,3(TM) in 2001, 510(K) clearance from the FDA for Cholesterol 1,2,3(TM) in June 2002 and was CE-marked on September 5, 2002 for European marketing of Cholesterol 1,2,3(TM). The Corporation plans to commercially launch the product in 2003. The other technologies of the Corporation are in various stages of clinical trials in the United States and Canada, and thus the timing for receipt of HPB and FDA clearance is uncertain. Generally, research and clinical data used to receive regulatory approval in one jurisdiction may be used for regulatory submissions in other jurisdictions.

   While the Corporation has had success in receiving HPB and FDA clearance for Cholesterol 1,2,3(TM), the product testing and approval/clearance process for the Corporation's other technologies could take a number of years and involve the expenditure of significant resources. There can be no assurance that clearance will be granted on a timely basis, or at all.

Corporation's Plan of Operation for the Remainder of this Financial Year

  Material Product Research and Development to be Performed:

   The Corporation currently has nine clinical trials in progress: seven covering Cholesterol 1,2,3(TM); two for ColorectAlert(TM) and Colopath(TM); and one for LungAlert(TM). For the remainder of this year, management intends to continue and complete most of these trials and to initiate additional trials in North America.

   The Corporation plans to continue product development of a home test version of Cholesterol 1,2,3(TM) as well as further product development of predictive tests for cancer, including colorectal, lung, breast and prostate cancer.

  Commercialization Activities:

   Pursuant to the marketing and distribution agreement with McNeil Consumer Healthcare announced on May 10, 2002, the Corporation plans to commercially launch in Canada later this year its test for coronary artery disease, presently known as Cholesterol 1,2,3(TM). McNeil Consumer Healthcare will be responsible for all marketing and sales of the product in Canada.

   The Corporation plans to continue to seek agreements for the United States and other countries for the marketing of Cholesterol 1,2,3(TM).

   In addition, the Corporation is seeking marketing partners for its cancer technologies, including ColorectAlert(TM) and LungAlert(TM).

  Other Anticipated Changes in Plant, Equipment or Number of Employees

   The Corporation currently has no major plans to construct, expand or improve its facilities in the near future or to significantly expand its employee base.

  C.  Organizational Structure

   The Corporation carries on its operations in Canada. The Corporation has one wholly owned subsidiary, IMI International Medical Innovations Inc. (Switzerland), a corporation incorporated under the laws of Switzerland.

  D.  Property, Plants and Equipment

   The Corporation currently rents approximately 2,309 square feet of office space at 4211 Yonge Street, Suite 300, Toronto, Ontario, M2P 2A9, Canada, its principal place of business. That lease expires on June 30, 2005. The Corporation also occupies laboratory facilities at McMaster University in Hamilton, Ontario, Canada under an agreement that expires on October 31, 2005.

   All assets are held in the name of the Corporation. The following table details the Corporation's fixed assets as of December 31, 2001:

                                              Accumulated    Net Book
                                   Cost ($) Depreciation ($) Value ($)
                                   -------- ---------------- ---------
          Computer equipment...... 105,598       70,166        35,432
          Furniture and equipment.  55,802       29,448        26,354
          Research instrumentation 284,312      106,646       177,666
          Laboratory equipment....   7,306        4,590         2,716
          Leasehold improvements..   8,705        2,321         6,384
                                   -------      -------       -------
             TOTAL................ 461,723      213,171       248,552
                                   =======      =======       =======

ITEM 5.  Operating and Financial Review and Prospects.


   The following section should be read in conjunction with the Corporation's unaudited financial statements and notes thereto for the nine month period ended September 30, 2002, and its audited financial statements and notes thereto for the 11 month period ended December 31, 2001, and the financial years ended January 31, 2001 and January 31, 2000, which have been prepared in accordance with Canadian GAAP and which are included in Item 18. There are significant differences between Canadian GAAP and U.S. GAAP, which are described and reconciled in note 6 to the unaudited financial statements for the nine-month period ended September 30, 2002 and note 8 to the audited financial statements for the 11-month period ended December 31, 2001. Some of the statements contained in this section constitute forward-looking statements. These statements relate to future events or to the Corporation's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the Corporation's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements express or implied by such forward-looking statements.


Overview

   The Corporation is a predictive medicine company that develops and commercializes rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. To date, the Corporation has developed and/or acquired several technologies, including a test to measure skin cholesterol (Cholesterol 1,2,3(TM)), as well as the technologies for tests to detect the presence of a carbohydrate marker intended for use in colorectal, lung and other cancers. In addition, the Corporation has licensed a different marker for the detection of prostate cancer, has patents pending for colour measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

   The Corporation seeks to find proprietary technologies that have demonstrated some clinical efficacy in human testing and then completes the final development in preparation for clinical trials. The Corporation seeks marketing and sales partnerships with multinational diagnostic, pharmaceutical and consumer goods companies to distribute its products.

   From its inception through December 31, 2001, the Corporation has incurred losses totalling $9,573,794. The Corporation has earned no revenues to date.

   In December 2001, the Corporation changed its year-end from January 31 to December 31. This change resulted in an eleven-month fiscal year ended December 31, 2001.

  A.  Operating Results


  Nine months ended September 30, 2002 Compared to Nine Months Ended October 31, 2001 (unaudited)



   As noted above, in December 2001, the Corporation changed its year-end from January 31 to December 31. Accordingly, for fiscal 2002 the period ended September 30, 2002 has been compared with the previously published period ended October 31, 2001.



   For the three months ended September 30, 2002, IMI reported a net loss of $1,089,167 or $0.05 per share compared with a loss of $896,071 or $0.05 per share for the quarter ended October 31, 2001. For the nine months ended September 30, 2002, the Corporation reported a net loss of $3,081,164 or $0.15 per share, compared with $2,620,958 or $0.14 per share for the nine months ended October 31, 2001.



   Research and development expenditures for the quarter increased to $666,624, compared with $581,446 in 2001. Clinical trial expenses decreased by approximately $90,000 for the quarter (and $337,000 for the nine months), compared with the corresponding periods in 2001. This resulted from reduced clinical activity related to Cholesterol 1,2,3 following the FDA submission in 2001 (and subsequent clearance) and from the reallocation of resources to the development of a consumer version of the test. Management expects that overall clinical trial expenses will start to increase again in the near future in support of the consumer test for Cholesterol 1,2,3 as well as for the cancer technologies. Compensation expense increased by approximately $180,000 during the period resulting, in part, from incentive payments related to achieving regulatory and product development milestones. Total research expenditures for the nine months ended September 30, 2002 amounted to $1,693,223, a slight decrease of 2.7% from $1,740,898 for the period ended October 31, 2001.



   General and administration expenses amounted to $508,979 for the three months ended September 30, 2002, compared to $369,833 in the third quarter last year, an increase of $139,146. Professional fees related to the preparation of the Form 20-F amounted to approximately $40,000 for the quarter compared to nil in 2001. Compensation expense increased by $34,000 for the quarter over the corresponding third quarter in 2001. Travel expense, in support of investor relations and international partnering, also increased by $40,000 during the quarter. Total general and administration expenses for the nine months ended September 30, 2002 amounted to $1,567,016 compared to $1,179,810 in 2001.



   Amortization expenses for the three months and nine months ended September 30, 2002 amounted to $43,317 and $152,451, respectively. For the corresponding periods ending October 31, 2001, amortization amounted to $69,847 and $145,125. There were no capital additions during the most recent quarter.



   Provision for recoveries of provincial scientific research tax credits (ITC's) amounted to $45,000 for the quarter. This compares with $34,000 for the quarter ended October 31, 2001. Total recoveries of ITC's for the nine months ended September 30, 2002 and October 31, 2001 are $144,908 and $110,000 respectively. The current year's amount includes $49,908 received during the period for the fiscal year ended January 31, 2001 that was in excess of the accrual for that year. The tax credit for the fiscal year ended December 31, 2001 of approximately $131,000 is still outstanding and is reported on the balance sheet in Investment Tax Credits Receivable.





   For purposes of U.S. GAAP, the consolidated loss is $3,950,327 for the nine months ended September 30, 2002 compared to $3,585,826 for the nine months ended October 31, 2001. For 2002, acquired technology expense was nil compared to $686,507 in 2001. Acquired technology expense resulted from the purchase of technologies related to the Corporation's research activities in the area of colorectal cancer and other types of cancer. Stock and stock option compensation amounted to $975,469 for the nine months ended September 30, 2002. This included $889,550 relating to 168,100 performance stock options that vested during the period. The performance criteria that were met included regulatory clearance of Cholesterol 1,2,3(TM) and the signing of a marketing partner for the product. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 6, "Reconciliation of Canadian to United States Generally Accepted Accounting Principles".

  11 Months Ended December 31, 2001 Compared to Year Ended January 31, 2001

   The consolidated loss for the 11 months ended December 31, 2001 ("fiscal December 2001") was $3,245,206 ($0.17 per share), compared to $1,833,205 ($0.11 per share) for the year ended January 31, 2001 ("fiscal January 2001"), an increase of $1,412,001. The increased expenditures supported the Corporation's advancement of its technologies through clinical trials.

   Research and development expenses increased by $746,835 to $2,047,116 in fiscal December 2001 from $1,300,281 in fiscal January 2001. Of the total research and development expense, $1,002,929 related to the Corporation's spending on external multi-site clinical trials. This represents an increase of $611,719 from fiscal January 2001. The increase is primarily attributed to clinical trials related to Cholesterol 1,2,3(TM), in preparation for filing with the FDA and to fund ongoing studies. In addition, expenditures to expand the patent protection on the Corporation's intellectual property increased by $99,000. Recoveries from provincial refundable scientific investment tax credits amounted to $131,000 in fiscal December 2001, compared to $115,239 for fiscal January 2001. The Corporation expects to continue its research and development program at moderately increased levels for the near future as it develops new products and expands the clinical applications of its current product lines.



   General and administrative expenses were $1,500,434 for fiscal December 2001, compared to $1,077,028 for fiscal January 2001, an increase of $423,406. This increase was required to support expansion for the Corporation's international business development and related corporate activities and consisted of increases in salaries of approximately $200,000, travel expenses of $52,000, investor and corporate relations of $99,000 and professional fees incurred by its European subsidiary of $71,000.


   Amortization expense amounted to $215,236 for fiscal December 2001, compared to $93,967 for fiscal January 2001. The increase resulted from net additions of $182,125 in capital assets to support the clinical trials plus $686,507 for the purchase of new technologies of which $381,507 was acquired by way of cash consideration and $305,000 through the issuance of warrants. The fair value of the warrants was estimated using the Black-Scholes pricing model. The technologies acquired relate to the Corporation's research activities in the areas of colorectal cancer and other types of cancer. Under U.S. GAAP, the Corporation's acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS No. 2, "Accounting for Research and Development Costs". The Corporation's acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.


   Interest income amounted to $386,580 for fiscal December 2001, compared to $522,832 for fiscal January 2001. The decrease resulted from a gradual lowering of market interest rates throughout the period on slightly lower cash balances and short-term investments.


   For purpose of U.S. GAAP, the consolidated loss is $4,162,580 for fiscal December 2001 compared to $5,450,754 for fiscal January 2001. For fiscal December 2001, acquired technology expense was $686,507, which resulted from the purchase of the previously mentioned cancer technologies, compared to nil in fiscal January 2001 where there were no purchases of acquired technology. Stock and stock option compensation amounted to $357,005 in fiscal December 2001. This included $254,838 relating to 94,125 performance stock options that vested during the period. The performance criteria that were met included submission to the FDA of a scientific manuscript for Cholesterol 1,2,3, the acquisition of a new colorectal cancer technology and various investor relations publications and achievements. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 8, "Reconciliation of Canadian to United States Generally Accepted Accounting Principles."


  Year Ended January 31, 2001 Compared to Year Ended January 31, 2000

   The loss for fiscal January 2001, as mentioned above, was $1,833,205 ($0.11 per share), compared to $1,332,447 ($0.10 per share) for the fiscal year ended January 31, 2000 ("fiscal January 2000"), an increase of $500,758. The increased expenditures supported the Corporation's advancement of its technologies through clinical trials as well as listing on the Toronto Stock Exchange.

   Gross research and development expenses increased by $272,675 from $1,027,606 in 2000 to $1,300,281 in fiscal January 2001. Of the total, spending on external trials for Cholesterol 1,2,3(TM), ColorectAlert(TM) and LungAlert(TM) amounted to $391,210 in fiscal January 2001 compared to $177,665 in fiscal January 2000, an increase of $213,545. In addition, in support of these endeavours, the corporation added three people to the scientific staff. Recoveries from refundable scientific ITCs amounted to $115,239 in fiscal January 2001, which included the provincial tax credit plus an additional $35,239 that was received during the year in excess of the amount accrued for fiscal January 2000. The accrual in 2000 for recoveries from both Canadian federal and provincial governments amounted to $332,000.

   General and administrative expenses were $1,077,028 for fiscal January 2001, compared to $653,122 for fiscal January 2000, an increase of $423,906. This increase was required to support the Toronto Stock Exchange listing and related corporate activities and consisted of professional fees and listing fees of approximately $100,000, $73,000 related to the establishment of a European Subsidiary and professional fees of approximately $30,000 related to technology acquisitions. In addition, increases in investor relations expenses, including the addition of a full time manager, amounted to an increase of approximately $102,000. The Corporation was also required to pay $32,000 in provincial capital tax in fiscal January 2001, compared to nil for fiscal January 2000.

   Amortization expense amounted to $93,967 for fiscal January 2001, compared to $71,719 for fiscal January 2000. The increase related to the $138,430 in capital expenditures during the year, most of which was for additional research instruments and computers for use in the Corporation's clinical trial program. Under U.S. GAAP, the Corporation's acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS No. 2, "Accounting for Research and Development Costs". The Corporation's acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.

   Interest income amounted to $522,832 for the year, compared to $38,906 for fiscal January 2000. The increase resulted from the investment of cash received from the issuance of capital stock during the year.


   For purpose of U.S. GAAP, the consolidated loss is $5,450,754 for fiscal January 2001 compared to $2,416,063 for fiscal January 2000. Stock and stock option compensation amounted to $3,654,634 in fiscal January 2001 compared to $1,129,972 in fiscal January 2000. This amount included $3,564,540 relating to 560,250 performance stock options that vested during the period. The performance criteria that we met included listing on The Toronto Stock Exchange, signing of a strategic partner, Canadian regulatory clearance for Cholesterol 1,2,3 and the acquisition of a new prostate cancer technology. For a detailed reconciliation of consolidated financial results from Canadian GAAP to U.S. GAAP, refer to note 8, "Reconciliation of Canadian to United States Generally Accepted Accounting Principles".


  B.  Liquidity and Capital Resources




   As at September 30, 2002 the Corporation had cash, cash equivalents and short-term investments totaling $10,834,880 ($7,951,179 as at December 31, 2001). The Corporation invests its funds in short-term bankers acceptances and guaranteed investment certificates. The Corporation received $205,581 from the exercise of warrants and options during the period. Cash used to fund the operating activities during the three months ended September 30, 2002 amounted to $1,251,889 compared to $813,898 for the three months ended October 31, 2001. The Corporation has no long-term debt.



   To date, the Corporation has financed its activities through the issuance of shares and the recovery of ITCs. The Corporation believes that its existing cash resources together with the ITCs receivable of $226,000 will be sufficient to meet its current operating and capital requirements through at least December 31, 2004 and that no additional funds would be required to support ongoing product development, research and clinical trials.

  C.  Research and Development

   During fiscal December 2001, the Corporation spent $2,047,116 on Corporation-sponsored research and development activities. During fiscal January 2001 and fiscal January 2000, the Corporation spent $1,300,281 and $1,027,606, respectively, on such activities.


   Below is a summary of the Corporation's products and the related stages of development for each product in clinical development. The information in the columns labeled "Approximate Percentage Completed" and "Estimate of Completion of Phase" contain forward-looking statements regarding timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see "Key Information--Risk Factors" and "Information on the Corporation--Business Overview."



                                                                          Approximate                    Estimate of
                                          Description /      Phase of     Percentage                     Completion
Product                                    Indication       Development    Completed     Collaborator     of Phase
-------                                  ---------------- --------------- ----------- ------------------ -----------
Cholesterol 1,2,3(TM)................... Skin cholesterol Received FDA        100%    The Cleveland         2002
  ( Professional use)                    --risk of        clearance (1st              Clinic Foundation;
                                         cardiovascular   indication)                 McNeil
                                         disease          Pre-Launch in               Consumer
                                                          Canada                      Healthcare

Cholesterol 1,2,3(TM)................... Skin cholesterol Internal            80%     McNeil                2002
  (Home use)                             --risk of        Validation                  Consumer
                                         cardiovascular                               Healthcare
                                         disease

ColorectAlert(TM) & Colopath(TM)........ Colorectal       Clinical Trials     70%     St. Michael's         2003
                                         cancer                                       Hospital

LungAlert(TM)........................... Lung cancer      Pilot Clinical      70%     St. Joseph's          2002
                                                          Trials                      Hospital

Other................................... Breast and       Validation          50%     McMaster              2003
                                         prostate cancers                             University
                                                                                      Medical Centre



   In connection with the Corporation's research agreements and research and development arrangements, the Corporation is committed to make minimum annual payments of $120,000 until October 31, 2005.


   Also see "Information on the Corporation--Business Overview."


   The table below sets out the estimated costs incurred for each of the Corporation's products for the 9 month period ended September 30, 2002, the 11 month period ended December 31, 2001, fiscal January 2001 and fiscal January 2000. In addition, a historical cumulative total of costs incurred since February 1997, per product, has been provided. Prior to February 1997, the Corporation did not track its costs by project.



                                                                                          Historical
                         9 Month         11 Month        Fiscal Year      Fiscal Year     Cumulative
                       Period Ended    Period Ended         Ended            Ended        total since
Product               Sept. 30, 2002 December 31, 2001 January 31, 2001 January 31, 2000 February 1997
-------               -------------- ----------------- ---------------- ---------------- -------------
Cholesterol 1,2,3(TM)    $662,000       $1,297,000         $603,000         $390,000      $3,680,000
ColorectAlert(TM) and
  ColoPath(TM).......    $305,000       $  488,000         $445,000         $401,000      $1,860,000
LungAlert(TM)........    $165,000       $  118,000         $ 50,000               --      $  333,000

   The Corporation expects to generate initial revenues from sales of Cholesterol 1,2,3(TM) in the calendar year 2003. The Corporation anticipates that costs to complete the development and clinical trials of the Cholesterol 1,2,3(TM) (home test) will not exceed $900,000.



   With respect to the Corporation's cancer related products, the Corporation estimates that the costs to complete clinical trials and commercialize the colorectal cancer technology will not exceed $1.8 million. However, given the nature and uncertainty of ultimately receiving regulatory clearance for these cancer related products, the Corporation is unable to reasonably estimate the timing of these projects' completion.




  D.  Trend Information

   See "Information on the Corporation--Business Overview."

ITEM 6.  Directors, Senior Management and Employees.

  A.  Directors and Senior Management.

SENIOR MANAGEMENT

  Brent Norton, MD, MBA, 42, President and CEO, Director

   Dr. Norton founded IMI in 1992 and has led it with a vision to improve the way disease is identified and managed. He has been active in medical practice management and research for more than 15 years. As a physician-entrepreneur, Dr. Norton's cross-functional knowledge and skills enable him to guide the Corporation and its products from the scientific stage through to successful commercialization. Dr. Norton also serves as a Director of the Corporation.

   He completed his medical training at McGill University in Montreal, Quebec, Canada and conducted post-graduate work in biomedical engineering at Ecole Polytechnique in Montreal, Quebec, Canada. Dr. Norton subsequently completed his MBA at the Ivey School of Business, University of Western Ontario, London, Ontario, Canada.

   In addition to leading IMI, Dr. Norton has practiced medicine in the field of sports medicine. He is a member of the Board of Directors of PLC Medical Systems, a Boston-based company specializing in the field of laser heart surgery.

  Michael Evelegh, Ph.D., 50, Executive Vice President, Clinical and Regulatory Affairs

   Dr. Evelegh joined IMI on April 1, 1997 in the position he currently holds as IMI's Executive Vice President, Clinical and Regulatory Affairs. In October of 1997, Mr. Evelegh also held the position of Chief Financial Officer of the Corporation, on an interim basis.

   Dr. Evelegh has nearly 20 years' experience researching and developing human diagnostics, including product development, clinical trials, regulatory submissions and manufacturing. He has successfully guided several high-profile products through to approval by the FDA as both PMA and 510(k) submissions.

   Dr. Evelegh leads IMI's scientific team at the Corporation's laboratory located at McMaster University in Hamilton, Ontario, Canada. He directs a research and development staff that includes Ph.D.-level scientists and technicians. He is also chiefly responsible for evaluating the scientific potential of new technologies for IMI's pipeline.

   Prior to joining IMI Dr. Evelegh was the Director of Research and Development for Biomira Diagnostics Inc., a medical technology company. He also directed research teams at other Canadian biotechnology companies and has been an independent scientific and regulatory consultant. He earned his Ph.D. in Immunology at McMaster University, where he is an Associate Professor in the university's medical school.

  Ron Hosking, 58, Vice President, Finance and CFO

   Mr. Hosking joined IMI on September 25, 1997 in the position he currently holds as IMI's Vice President, Finance and Chief Financial Officer.

   Mr. Hosking's career includes nearly 20 years in the health care industry managing the finances of multinational and early-stage companies. Prior to joining the Corporation, Mr. Hosking was Vice President and Chief Financial Officer of LifeTECH Corporation, a biotechnology corporation, from 1996 to 1997. Prior to that time, Mr. Hosking had been the Vice President and Chief Financial Officer of Biomira Diagnostics, Inc and of Ortho Diagnostics Inc. (a Johnson & Johnson company). He is a Chartered Accountant and completed his B.Comm at the University of Toronto in Toronto, Ontario, Canada.

   Mr. Hosking has been actively involved in industry and professional associations, including tenures as Chairman of the Board of Medical Devices Canada (MEDEC) and President of the Financial Executives International (FEI) Toronto. He is currently a member of the Canadian Investor Relations Institute
(CIRI), the Toronto Biotechnology Initiative (TBI) and the Toronto Board of
Trade.

DIRECTORS

  Stephen A. Wilgar, BA, MBA, 64, Chairman of the Board

   Mr. Wilgar has served as one of the Corporation's directors since March 17, 1993. From May 2001 to June 2002, Mr. Wilgar was also a Director of Dimethaid Research Inc. and from June 1991 to April 2002, he was a Director of Verity International. In addition, he has served as Chairman of AIM Powergen Corp. and MedExtra Corp from January 2002 and December 2001, respectively, to the present. Prior to that, Mr. Wilgar was the President of the SunBlush Technologies Corporation from 1996 to 1999. From 1974 to 1988 he also served as President of Warner-Lambert Canada, Asia, Australia and Latin America. Formerly President of the Canadian Automobile Association, Central Ontario.

  H.B. Brent Norton, MD, MBA, 41, Director

   See description above under "Directors, Senior Management and Employees--Directors and Senior Management--Senior Management."

  John Carroll, BA, MBA, 68, Director

   Mr. Carroll has served as one of the Corporation's directors since June 6, 1994. Mr. Carroll has also served as Director of Clairon Holdings, AXA Insurance Co. Ltd., and Battery Technologies Inc. from 1997, 1991 and 1996, respectively, to the present. Prior to that, he was a Director of Quaker Oats of Canada from 1979 to 1992, a Director of Scott Paper Limited from 1994 to 1996 and an Executive Chairman of Molson Breweries of Canada during the years of 1992 and 1993.

  Anthony F. Griffiths, BA, MBA, 71, Director

   Mr. Griffiths has served as one of the Corporation's directors since July 13, 1995. From 1994 and 1997, respectively, to the present, Mr. Griffiths has served as Director and Chairman of Slater Steel Inc. and Russel Metals Inc. In addition, Mr. Griffiths has been the Director of Vitran Corporation Inc from 1987, ShawCor from 1980, Calian Technology Ltd. from 1993, Leitch Technology Corporation from 1994, Alliance Atlantis Communications Inc. from 1996. He was also a Director of Teklogic International Inc. from December 1998 to September 2000.

  David Rosenkrantz, P. Eng., 44, Director

   Mr. Rosenkrantz has served as one of the Corporation's directors since June 11, 1998. Mr. Rosenkrantz is also the founding partner of Patica Corporation, a merchant banking corporation. In addition, Mr. Rosenkrantz has served as President and Director of Patica Securities Inc. from 1993 to 2002, Chairman and Director of Versent Corporation since 1993, Neuromolecular Inc. since 2001, LymphoSign Inc. since 2000 and Canadian Automotive Repair Finance Corporation since 1999. He was also a Director of Northern Mountain Helicopter Group Inc. from 1996 to August 2000 and Beta Brands Inc. from 1993 to 1995.

SCIENTIFIC ADVISORY BOARD

   The role of the Scientific Advisory Board (the "SAB") is to provide IMI with guidance for new research directions as well as advice on product development plans. The SAB also assists in identifying and defining attractive market niches and in providing industry-related information. The members of the Scientific Advisory Board include:

  Dr. John Bienenstock, FRCP, FRCPC, FRSC

   Dr. Bienenstock was appointed to the SAB in May 1998. He is a Professor, Departments of Medicine and Pathology, Faculty of Health Sciences, McMaster University, Hamilton, Ontario, Canada. Dr. Bienenstock is an internationally renowned physician and scientist and was awarded the Order of Canada in 2002 in recognition of his contribution to medicine.

  Dr. Herbert A. Fritsche, Jr., Ph.D.

   Dr. Fritsche was appointed to the SAB in January 2000. He is the Chief of Clinical Chemistry and Professor of Biochemistry, Department of Pathology and Laboratory Medicine, University of Texas M.D. Anderson Cancer Center, Houston, Texas. He has been with M.D. Anderson Cancer Center for over 30 years and has been the recipient of many awards, including the Distinguished Scientist Award for 1999 by the Clinical Ligand Assay Society.

  Dr. Norman Marcon, M.D., FRCP

   Dr. Marcon was appointed to the SAB in April 2000. He is a Gastroenterologist and Past-Chief, Division of Gastroenterology of St. Michael's Hospital, Toronto, Ontario, Canada. He has been with St. Michael's Hospital since 1972. Dr. Marcon is a Fellow, Royal College of Physicians and Surgeons of Canada and is a recipient of The Ontario Association of Gastroenterology Lifetime Achievement Award. He is also Associate Professor of Medicine, University of Toronto, Toronto, Ontario.

  Dr. Dennis L. Sprecher, MD

   Dr. Sprecher was appointed to the SAB in April 1999. He is the Section Head, Preventive Cardiology & Rehabilitation, The Cleveland Clinic Foundation. He is also Professor, Ohio State University, Department of Internal Medicine. Prior to joining the Cleveland Clinic in 1995, Dr. Sprecher was the Section Head of Preventative Cardiology at the University of Cincinnati, Cincinnati, Ohio.

  B.  Compensation

Summary Compensation Table

   The following table is a summary of the compensation paid by the Corporation to its: (i) President and Chief Executive Officer; (ii) Executive Vice President, Clinical and Regulatory Affairs; (iii) Vice President, Finance and Chief Financial Officer; and (iv) Director, Business Development (collectively, the "Named Executive Officers") for the 11 month period ended December 31, 2001 and the financial years ended January 31, 2001 and January 31, 2000. The Corporation has only four "executive officers" within the meaning of the Securities Act (Ontario) whose compensation must be disclosed for the 11 month period ended December 31, 2001 and the financial year ended January 31, 2001 and three executive officers whose compensation must be disclosed for the financial year ended January 31, 2000.

                                                                             Long-term Compensation
                                                                         ------------------------------
                                               Annual Compensation               Awards         Payouts
                                          ------------------------------ ---------------------- -------
                                                                  Other  Securities  Restricted
                                                                 Annual     Under    Shares or
                                                                 Compen-   Option/   Restricted  LTIP     All other
                             Financial                 Bonus     sation   SARs/(3)/    Share    Payouts    Compen-
Name and Position            Year Ended   Salary($)     ($)        ($)   Granted (#)  Units($)    ($)   sation /(4)/($)
-----------------           ------------- --------- -------      ------- ----------- ---------- ------- -------------
Dr. H.B. Brent
  Norton,.................. Dec. 31, 2001 $206,250       --        --    120,000/--      --       --           --
  President and Chief       Jan. 31, 2001 $156,250       --        --            --      --       --       $2,350
  Executive Officer         Jan. 31, 2000 $150,000  $20,000/(2)/   --     75,000/--      --       --       $6,250

Michael Evelegh,
  Ph.D.,................... Dec. 31, 2001 $183,334       --        --     60,000/--      --       --           --
  Executive Vice
  President, Clinical and   Jan. 31, 2001 $148,666       --        --            --      --       --           --
  Regulatory Affairs        Jan. 31, 2000 $144,000  $20,000/(2)/   --            --      --       --       $6,750

Ronald Hosking,............ Dec. 31, 2001 $110,000       --        --            --      --       --       $6,075
  Vice President,           Jan. 31, 2001 $120,000       --        --            --      --       --       $6,545
  Finance and Chief         Jan. 31, 2000 $120,000  $20,000/(2)/   --            --      --       --       $6,750
  Financial Officer

Timothy Currie,............ Dec. 31, 2001 $110,000       --        --     20,000/--      --       --       $6,750
  Director, Business        Jan. 31, 2001 $ 97,083  $12,500        --     70,000/--      --       --       $6,125
  Development

--------
Notes:
(1) In 2001, the Corporation changed its financial year end from January 31 to December 31.
(2) These bonuses were accrued in the financial years noted but were paid in the following year.
(3) "SAR" means a stock appreciation right. The Corporation has not issued any stock appreciation rights.
(4) This compensation reflects the value of the Common Shares issued by the Corporation to such Named Executive Officers pursuant to the Corporation's employee share purchase plan. The value is based upon the closing price of the Common Shares on the Toronto Stock Exchange on the respective dates of the issuance of such shares. See "Directors, Senior Management and Employees--Employee Share Purchase Plan".

  Option/SAR Grants during the 11 Month Period Ended December 31, 2001

   During the 11 month period ended December 31, 2001, the following incentive stock options were granted to the Named Executive Officers:

                                                                          Market Value
                                                % of Total               of Securities
                                               Options/SARs                Underlying
                                  Securities    Granted to                Options/SARs
                                    Under      Employees in Exercise or  on the Date of
                                 Options/SARs   Financial    Base Price      Grant
Name and Position                 Granted(#)       Year     ($/Security)  ($/Security)  Expiration Date
-----------------               -------------- ------------ ------------ -------------- ----------------
Dr. H. B. Brent Norton.........   120,000/--      32%/--       $3.45         $3.45      February 1, 2006
 Chief Executive Officer

Michael Evelegh, Ph.D.......... 60,000/(1)//--    16%/--       $3.45         $3.45      February 1, 2006
  Vice President Clinical and
  Regulatory Affairs

Timothy Currie................. 20,000/(1)//--    5%/--        $3.45         $3.45       March 1, 2006
 Director, Business Development   10,000/--       3%/--        $3.60         $3.60        March 20, 2006

--------
Note:
(1) A portion of these options will vest annually over five years and a portion will vest upon the occurrence of certain performance related milestones of the Corporation.

  Aggregated Option/SAR Exercises during the 11 Month Period Ended December 31, 2001 and Financial Year-end Option/SAR Values

   The following table sets out (i) the number of Common Shares issued to the Named Executive Officers upon the exercise of options during the 11 month period ended December 31, 2001 and the aggregate value realized upon such exercises; and (ii) the number and value of unexercised options held by the Named Executive Officers as at December 31, 2001:

                                                                                     Value of Unexercised
                                           Securities                                in-the-money Options/
                                            Acquired  Aggregate Unexercised Options/        SARs at
                                               on       Value    SARs at FY-End(#)         FY-End($)
                                            Exercise  Realized      Exercisable/         Exercisable/
Name and Position                             (#)        ($)       Unexercisable       Unexercisable(3)
-----------------                          ---------- --------- -------------------- ---------------------
Dr. H.B. Brent Norton,....................       --        --        195,000/--           $204,250/--
 President and Chief Executive Officer                               195,000/--           $204,250/--

Michael Evelegh, Ph.D.,...................   90,000    60,030     660,000/(1)//--        $2,095,170/--
  Executive Vice President, Clinical and                        255,000/405,000/(2)/  $832,920/$1,262,880
  Regulatory Affairs

Ronald Hosking,...........................       --        --     120,000/(1)//--         $399,000/--
  Vice President, Finance and Chief                              90,000/30,000/(2)/    $301,500/$97,500
  Financial Officer

Timothy Currie,...........................       --        --     100,000/(1)//--         $130,000/--
 Director, Business Development                                  26,000/74,000/(2)/    $28,700/$101,300

--------
Notes:
(1) These options will vest (i) upon the occurrence of certain performance-related milestones of the Corporation relating to the Corporation's core technologies (e.g., launch of clinical trials, FDA clearance of initial claims); (ii) based upon the Corporation's financial performance (e.g., earnings per share targets); and/or (iii) annually over a pre-determined number of years.
(2) These options were not yet exercisable as the milestones or time periods referred to in note (1) above had not yet been attained.
(3) Based upon a closing price of $4.10 for the Common Shares on the Toronto Stock Exchange on December 31, 2001.

  Employee Share Purchase Plan

   The Corporation implemented a share purchase plan (the "Purchase Plan") effective March 22, 1999, as amended, whereby the Corporation will match the value of the Common Shares purchased by its employees and directors in the market by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of (i) 50% of the maximum allowable annual contribution for registered retirement savings plans as established by the Canada Customs Revenue Agency; and (ii) 9% of the participant's annual salary. The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. As of April 30, 2002, the Corporation has issued an aggregate of 77,066 Common Shares under the Purchase Plan to its employees and directors.

  C.  Board Practices

   The Corporation's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operations of the Corporation. The following table lists the directors of the Corporation, the positions they hold with the Corporation and the dates the directors were first elected or appointed:

Name                               Position                            Term
----                               --------                            ----
Dr. H.B. Brent Norton President, Chief Executive Officer President, CEO: 1992-present
                        and Director                     Director: March 17, 1993-present
Stephen A. Wilgar.... Director                           March 17, 1993-present
John C. Carroll...... Director                           June 6, 1994-present
Anthony F. Griffiths. Director                           July 13, 1995-present
David A. Rosenkrantz. Director                           June 11, 1998-present

   The Board of Directors was elected at the annual meeting of shareholders on June 19, 2002, and each director will serve until the next annual meeting of shareholders or until their resignation. During the 11 month period ended December 31, 2001, no cash compensation was paid to the directors of the Corporation in their capacity as directors. The directors of the Corporation are eligible to receive options to purchase Common Shares pursuant to the terms of the Corporation's incentive stock option plan (see "Directors, Senior Management and Employees--Share Ownership--Stock Option Plan"). None of the directors or executive officers of the Corporation have directors' service contracts with the Corporation or its subsidiary providing for benefits upon termination of employment.

   The Corporation has entered into employment agreements with each of the Named Executive Officers other than Timothy Currie. Each of these employment agreements sets out the obligations of such Named Executive Officers to the Corporation and the compensation to be paid to them. These Named Executive Officers' compensation includes a combination of base salary, cash bonus, stock options and other benefits.

   Dr. H.B. Brent Norton entered into an employment agreement with the Corporation on January 1, 2001. Pursuant to the terms of his employment agreement, Dr. Norton receives an annual base salary of two hundred and thirty-six thousand dollars ($236,000), which is reviewed annually and adjusted accordingly. This employment agreement also provides Dr. Norton with the right to receive options and bonuses at the discretion of the Board of Directors, as well as access to the benefit plans which IMI provides to its employees, including extended health, medical and dental insurance.

   Dr. Michael Evelegh entered into an employment agreement with the Corporation on January 1, 2001. Pursuant to the terms of his employment agreement, Dr. Evelegh receives an annual base salary of two hundred and ten thousand dollars ($210,000), which is reviewed annually and adjusted accordingly. This employment agreement also provides Dr. Evelegh with the right to receive options and bonuses at the discretion of the Board of Directors, as well as access to the benefit plans which IMI provides to its employees, including extended health, medical and dental insurance.

   Unless terminated earlier pursuant to the terms of their respective agreements, Dr. Norton's and Dr. Evelegh's employment with the Corporation shall continue indefinitely. If either the employment of Dr. Norton or Dr. Evelegh is terminated by the Corporation without cause or, at the option of each of Dr. Norton or Dr. Evelegh, terminated in the event of a "change of control" (as such term is defined in their respective employment agreements) of the Corporation, then: (1) each is entitled to a cash payment equal to a percentage of their respective annual base salary as of that date; and (2) all of their options shall immediately vest and shall be exercisable or convertible for a period of 60 days after such termination. In addition, should Dr. Norton or Dr Evelegh voluntarily resign or be terminated by the Corporation for cause or without cause, each of them is subject to a non-compete period of 2 years and 1 year, respectively.

   Ron Hosking entered into an employment agreement with the Corporation on February 4, 1998. Pursuant to the terms of his employment agreement, Mr. Hosking receives an annual base salary of one hundred and twenty-six thousand dollars ($126,000), which is reviewed annually and adjusted accordingly. This employment agreement also provides Mr. Hosking with the right to receive options and bonuses at the discretion of the Board of Directors, as well as access to the benefit plans which IMI provides to its employees, including extended health, medical and dental insurance.

   Unless terminated earlier pursuant to his employment agreement, Ron Hosking's employment shall continue until January 12, 2003, at which time it may be renewed for successive one-year periods. Should Mr. Hosking's employment be terminated by the Corporation without cause, then: (1) he is entitled to a cash payment equal to a percentage of his annual base salary as of that date; and (2) all of his options shall immediately vest and shall be exercisable or convertible for a period of 30 days after such termination. Mr. Hosking has also agreed not to compete with the Corporation for one year in the event that he is terminated for cause.

   The compensation committee of the Corporation's Board of Directors is made up of John C. Carroll, Anthony F. Griffiths, David A. Rosenkrantz and Stephen
A. Wilgar, all of which are outside directors. The compensation committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the compensation committee is to ensure that the compensation provided to the Named Executive Officers and the Corporation's other senior officers is determined with regard to the Corporation's business strategies and objectives, such that the financial interest of the senior officers is matched with the financial interest of shareholders. They also ensure that the Named Executive Officers and the Corporation's senior officers are paid fairly and commensurably with their contributions to furthering the Corporation's strategic direction and objectives. The Corporation also grants stock options to its officers, directors and employees from time to time in accordance with the Corporation's stock option plan.

   The audit committee of the Corporation, composed entirely of outside directors, is made up of Stephen A. Wilgar, John C. Carroll, Anthony F. Griffiths and David A. Rosenkrantz, each of which meets the independence requirements of the listing standards of the American Stock Exchange, Inc. The audit committee has primary responsibility for ensuring the integrity of the Corporation's financial reporting, risk management and internal controls. The audit committee has unrestricted access to the Corporation's personnel and documents and has direct communication channels with the Corporation's external auditors in order to discuss audit and related matters whenever appropriate. The audit committee receives and reviews the annual and financial statements of the Corporation and makes recommendations thereon to the Board of Directors prior to their approval by the Board of Directors. The audit committee also reviews the scope and planning of the external audit, the form of audit report, and any correspondence from or comments by the external auditors regarding financial reporting and internal controls. Moreover, the audit committee is responsible for correcting weaknesses identified by the external auditors with respect to the internal control systems and for ensuring that the recommended corrections have been implemented.

  D.  Employees

   The Corporation currently employs sixteen full-time employees, nine of whom are located at its head office in Toronto, Ontario, Canada, and seven at its research laboratory in Hamilton, Ontario, Canada. In addition, the Corporation has contractual arrangements with a number of research scientists and organizations which provide staff and related services. These contracts provide flexible and directed research staff to the Corporation on an as-needed basis.

  E.  Share Ownership

   The following table shows the number of Common Shares and options to purchase Common Shares beneficially owned by each director and the Named Executive Officers as of April 30, 2002.

                                            % of
                           Common       Outstanding
                        Shares held        Common
                          directly      Shares as of    Options   Exercise
Name                  and beneficially April 30, 2002 outstanding  Price     Expiration date
----                  ---------------- -------------- ----------- --------   ---------------
Dr. H.B. Brent Norton    2,656,601          12.7%        75,000    $2.15         Sept. 13, 2004
                                                        120,000    $3.45         Feb. 1, 2006
                                                        120,000    $4.00         Jan. 16, 2007

Michael Evelegh, Ph.D      440,561           2.1%       420,000    $0.67         Oct. 31, 2002
                                                         60,000    $3.50         Feb. 1, 2006
                                                         60,000    $4.00         Jan. 16, 2007

Ronald G. Hosking....      160,238           0.8%        60,000    $0.75         Oct. 31, 2002
                                                         60,000    $0.75         Feb. 1, 2003
                                                         36,000    $4.00         Jan. 16, 2007

Timothy Currie.......        7,000           0.0%        70,000    $2.50         Feb. 1, 2006
                                                         20,000    $3.45         March 1, 2006
                                                         10,000    $3.60         March 20, 2006
                                                         36,000    $4.00         Jan. 16, 2007

Stephen A. Wilgar....      245,597           1.2%        18,000    $2.65         Sept. 30, 2002
                                                         20,000    $2.65         Feb. 3, 2003
                                                         20,000    $3.80         July 26, 2003
                                                         20,000    $4.74         July 10, 2004

John C. Carroll......      240,954           1.2%        18,000    $2.65         Sept. 30, 2002
                                                         10,000    $2.65         Feb. 3, 2003
                                                         10,000    $3.80         July 26, 2003
                                                         10,000    $4.74         July 10, 2004

Anthony F. Griffiths.      482,500           2.3%        18,000    $2.65         Sept. 30, 2002
                                                         10,000    $2.65         Feb. 3, 2003
                                                         10,000    $3.80         July 26, 2003
                                                         10,000    $4.74         July 10, 2004

David A. Rosenkrantz.      452,877           2.2%        18,000    $2.65         Sept. 30, 2002
                                                         10,000    $2.65         Feb. 3, 2003
                                                         10,000    $3.80         July 26, 2003
                                                         10,000    $4.74         July 10, 2004

  Employee Share Purchase Plan

   See description above under "Directors, Senior Management and Employees--Compensation--Employee Share Purchase Plan."

  Stock Option Plan

   The Corporation established an incentive stock option plan (the "Plan") on June 11, 1998, as amended, in order to encourage directors, senior officers, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation and to provide an incentive to such persons related to the performance of the Corporation.

   Under the Plan, which is administered by the Board of Directors of the Corporation, options to acquire Common Shares may be granted to persons, firms or companies who are employees, senior officers, directors or consultants of the Corporation or any subsidiary of the Corporation. Currently, the number of Common Shares reserved for issuance from time to time under the Plan shall not exceed 3,000,000 Common Shares.

   The directors of the Corporation may from time to time grant options to eligible optionees. At the time an option is granted, the directors shall determine the number of Common Shares issuable under the option, the date when the option is to become effective and, subject to the other provisions of the Plan and subject to applicable laws and regulations, all other terms and conditions of the option. No one optionee may, at any time, receive options entitling the optionee to purchase more than 5% of the outstanding Common Shares, calculated on an undiluted basis, less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism. In addition, the maximum number of Common Shares which may be reserved for issuance to Insiders (which term is defined in the Plan as an "insider" or "associate" of an insider, as such terms are defined in the Securities Act (Ontario)) or which may be issued to an Insider within a one-year period shall be 10% of the issued and outstanding number of Common Shares.

   The exercise price of each option shall be determined in the discretion of the directors of the Corporation at the time of the granting of the option, provided that any exercise price may not be less than the market price (being the closing price of the Common Shares as reported by the Toronto Stock Exchange) of the Common Shares at the time of grant.

   All options shall be for a term and exercisable from time to time as determined in the discretion of the directors of the Corporation at the time of the grant, provided that no option shall have a term exceeding ten years. Options are not assignable by the optionees except for a limited right of assignment to allow the exercise of options by an optionee's legal representative in the event of death or incapacity.

   The Plan provides that the Corporation may arrange for the Corporation or any subsidiary thereof to make loans or provide guarantees for loans by financial institutions to assist eligible optionees to purchase Common Shares upon the exercise of options. Any such loans granted by the Corporation or any subsidiary thereof shall be full recourse to the optionee and shall be secured by the Common Shares so purchased.

ITEM 7.  Major Shareholders And Related Party Transactions.

  A.  Major shareholders

   To the knowledge of the directors and senior officers of the Corporation, as at the date of this Registration Statement, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Corporation carrying more than 5% of the voting rights of the total issued and outstanding shares of the Corporation is as follows:

                                           Number of Voting
                                           Securities Owned
                                         -------------------
                                          Common   Percentage
                   Name                   Shares    of Class
                   ----                  --------- ----------
                   Dr. H.B. Brent Norton 2,656,601    12.7%

   Dr. Norton does not have different voting rights from any other stockholder of the Corporation.

   As of April 2, 2002, 22 of the record holders of the Common Shares are citizens or residents of the United States, or corporations created or organized in or under the laws of the United States, representing ownership of approximately 4.4% of the total outstanding Common Shares.

  B.  Related Party Transactions

  Shareholder Loans

   The following loans have been made to the Named Executive Officers of the Corporation for the purchase of shares in the Corporation. Each loan bears interest at the rate of interest prescribed by the Canada Customs and Revenue Agency for employee loans. The interest on these loans is payable annually whereas the principal thereof is payable upon demand.


                                                                   Total
                                                                Outstanding
                                                              as of Sept. 30,
   Name                     Date   Principal ($) Interest ($)     2002($)
   ----                   -------- ------------- ------------ ---------------
   Dr. H.B. Brent Norton. Nov-1998   20,010.00       745.58      20,755.58
   Ronald G. Hosking..... Nov-1998   10,005.00       372.79      10,377.79
   Michael Evelegh, Ph.D. Dec-2001   60,030.00     2,236.73      62,266.73
                          Mar-2002  120,000.00     3,289.04     123,189.04
                                    ----------     --------     ----------
   Total.................           210,045.00     6,544.14     216,589.14
                                    ==========     ========     ==========


  C.  Interests of Experts and Counsel

   Not Applicable.

ITEM 8.  Financial Information.


  A. Interim Consolidated Financial Statements and Other Financial Information (Unaudited)



   Refer to Item 18, which contains the following interim financial statements:



  .   Consolidated Balance Sheets



  .   Consolidated Statements of Loss and Deficit



  .   Consolidated Statements of Cash Flows



  .   Notes to Consolidated Financial Statements



  B.  Consolidated Statements and Other Financial Information (Audited)


   Refer to Item 18, which contains the following financial statements:

  .   Consolidated Balance Sheets

  .   Consolidated Statements of Loss and Deficit

  .   Consolidated Statements of Cash Flows

  .   Notes to Consolidated Financial Statements

   To date the Corporation has not declared any dividends on its shares. The Board of Directors of the Corporation does not currently anticipate paying any dividends on its Common Shares in the foreseeable future but intends to retain earnings to finance the growth and development of the business of the Corporation. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Corporation and will depend upon the Corporation's financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Corporation deems relevant.

  C.  Significant Changes


   On April 2, 2002, the Corporation completed a private placement of 1,200,000 Common Shares at a price of $5.00 per share, on a bought deal basis, for net proceeds of approximately $5,432,000.

   On May 10, 2002, the Corporation announced an agreement with McNeil Consumer Healthcare, a Johnson & Johnson company, for the marketing and distribution of its test for coronary artery disease, presently known as Cholesterol 1,2,3(TM), in Canada. None of the Corporation's products have been introduced into the market.

ITEM 9.  The Offer And Listing.

  A.  Offer and Listing Details

    1. Indicate the expected price at which the securities will be offered or the method of determining the price, and the amount of any expenses specifically charged to the subscriber or purchaser.

       Not Applicable.

    2. If there is not an established market for the securities, the document shall contain information regarding the manner of determination of the offering price as well as of the exercise price of warrants and the conversion price of convertible securities, including who established the price or who is formally responsible for the determination of the price, the various factors considered in such determination and the parameters or elements used as a basis for establishing the price.

       Not Applicable.

    3. If the company's shareholders have pre-emptive purchase rights and where the exercise of the right of pre-emption of shareholders is restricted or withdrawn, the company shall indicate the basis for the issue price if the issue is for cash, together with the reasons for such restriction or withdrawal and the beneficiaries of such restriction or withdrawal if intended to benefit specific persons.

       Not Applicable.

    4. The following table sets forth information regarding the price history of the Common Shares on the Toronto Stock Exchange for the periods indicated.

      (a) for the five most recent full financial years: the annual high and low market prices:

                              Fiscal year ended:


                                                        Nov-
                          Dec-01 Jan-01 Jan-00 Jan-99 97/Jan-98
                          ------ ------ ------ ------ ---------
                 High ($)  6.00   7.00   3.10   1.85    1.25
                 Low ($).  3.09   2.55   0.60   0.75    0.70


      (b) for the most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

                                Quarter ended:


           Q3/02    Q2/02   Q1/02   Q4/01   Q3/01   Q2/01    Q1/01   Q4/00   Q3/00   Q2/00
         --------- ------- ------- ------- ------- -------- ------- ------- ------- --------
         Jul-Sept. Apr-Jun Jan-Mar Nov-Dec Aug-Oct May-July Feb-Apr Nov-Jan Aug-Oct May-July
         --------- ------- ------- ------- ------- -------- ------- ------- ------- --------
High ($)   5.80     7.15    6.10    4.76    4.50     6.00    4.25    4.90    5.70     4.75
Low ($).   3.50     4.75    3.65    3.10    3.20     3.50    3.09    3.00    3.45     3.50

      (c) for the most recent six months: the high and low market prices for each month:


                      Nov-02 Oct-02 Sept-02 Aug-02 July-02 June-02
                      ------ ------ ------- ------ ------- -------
             High ($)  2.99   3.85   4.25    4.60   5.80    7.00
             Low ($).  2.56   2.26   3.50    3.75   3.80    5.26


      (d) for pre-emptive issues, the market prices for the first trading day in the most recent six months, for the last trading day before the announcement of the offering and (if different) for the latest practicable date prior to publication of the document.

      Not Applicable.

    5. State the type and class of securities being offered or listed and furnish the following information:

   Common Shares, no par value.

      (a) Indicate whether the shares are registered shares or bearer shares and provide the number of shares to be issued and to be made available to the market for each kind of share. The nominal par or equivalent value should be given on a per share basis and, where applicable, a statement of the minimum offer price. Describe the coupons attached, if applicable.

      The Common Shares are registered shares on the books of its transfer agent. The Common Shares have no par or other stated value.

      (b) Describe arrangements for transfer and any restrictions on the free transferability of the shares.

      Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3, is the transfer agent for the Corporation's Common Shares. There are no transfer restrictions apart the requirement that any transfers comply with applicable securities laws and the rules of applicable securities exchanges.

    6. If the rights evidenced by the securities being offered or listed are or may be materially limited or qualified by the rights evidenced by any other class of securities or by the provisions of any contract or other documents, include information regarding such limitation or qualification and its effect on the rights evidenced by the securities to be listed or offered.

      Not Applicable.

    7. With respect to securities other than common or ordinary shares to be listed or offered, outline briefly the rights evidenced thereby.

      Not Applicable.

  B.  Plan of Distribution

   Not Applicable.

  C.  Markets

   The Corporation's Common Shares are traded on the Toronto Stock Exchange under the symbol "IMI."

   The Corporation intends to apply to list its Common Shares for trading on the American Stock Exchange ("AMEX"). For companies without pre-tax income, the AMEX listing guidelines require that the company have a public float with a market value of US$15 million, a minimum share price of US$3 dollars, and US$4 million in stockholder's equity. Although IMI currently meets the AMEX listing guidelines, the market price of the Corporation's stock on the Toronto Stock Exchange this year has fallen below the US$3 threshold. Concurrently with the filing of this Registration Statement, the Corporation will also be submitting its listing application with AMEX. There can be no guaranty that the Corporation's application to list on the AMEX will be accepted. Furthermore, even if successful, the Corporation will be required to maintain the AMEX's minimum continued listing standards, and may be de-listed from the AMEX if the Corporation fails to meet those standards.

  D.  Selling Shareholders

   Not Applicable.

  E.  Dilution

   Not Applicable.

  F.  Expenses of the Issue

   Not Applicable.

ITEM 10.  Additional Information.

  A.  Share Capital


   The Corporation's capital stock consists of an unlimited number of Common Shares authorized, without nominal or par value, and an unlimited number of preferred shares, issuable in series, of which 1,104,000 preferred shares have been designated as Preferred Shares, Series I. As of November 30, 2002, there were 21,154,502 Common Shares outstanding, which are all fully paid. There were no Preferred Shares outstanding. As of December 31, 2001, there were 19,565,394 outstanding Common Shares, and as of January 31, 2001, there were 18,655,199 outstanding Common Shares.


  Private Placements

   (i) Subsequent Event

   On April 2, 2002, the Corporation sold by way of private placement 1,200,000 Common Shares at a price of $5.00 per share. In connection with this offering, the Corporation granted to the underwriter compensation options to purchase up to an aggregate of 120,000 Common Shares at an exercise price of $5.50 per share at any time on or before April 2, 2003.

  (ii) Year Ended January 31, 2001

   During the year ended January 31, 2001, the Corporation issued, by way of private placement, 3,157,895 Special Warrants at a price of $3.80 per Special Warrant for gross proceeds of $12,000,000 less issue costs of $865,099 [net $11,134,901]. Each Special Warrant entitled the holder thereof to acquire one Common Share and one-half common share purchase warrant. All Special Warrants were exercised during the year ended January 31, 2001.

   Pursuant to the final prospectus qualifying the Common Shares and common share purchase warrants, the Corporation issued 3,157,895 Common Shares and 1,578,947 common share purchase warrants. Each common share purchase warrant entitled the holder to acquire one Common Share at a price of $4.50 per share and expired on May 30, 2001. In connection with this offering, the Corporation granted to the agent and sub-agent compensation options to purchase up to an aggregate of 315,790 Common Shares at an exercise price of $4.50 per share at any time on or before May 30, 2001. During the period ended December 31, 2001 all remaining Special Warrants expired. Accordingly, as at December 31, 2001, none of the purchase warrants and broker's warrants remained outstanding.

  Warrants

   (i) 11-month period ended December 31, 2001

   During the 11-month period ended December 31, 2001, pursuant to a license agreement, the Corporation granted warrants to purchase up to 75,000 Common Shares at an exercise price of $4.50 which have an estimated fair value of $108,000. The warrants are exercisable as follows: (i) 37,500 Common Shares at any time after March 2002 and prior to March 2004, and (ii) 37,500 Common Shares at any time after March 2003 and prior to March 2004. Pursuant to another license agreement, the Corporation granted warrants to purchase up to 100,000 Common Shares at exercise prices from $3.50 to $4.50, which have an estimated fair value of $197,000, and expire in 2006.

   During the 11-month period ended December 31, 2001, the Corporation issued 10,000 warrants pursuant to a research collaboration agreement at an estimated fair value of $5,200. Under the terms of the agreement, the Corporation granted warrants to purchase up to 50,000 Common Shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants. During the year ended January 31, 2001, the Corporation issued 10,000 of these warrants, which expired unexercised on October 31, 2001.

   For purpose of valuation, the Corporation has applied the Black-Scholes pricing model to determine the estimated fair value of the warrants. The approximate assumptions used to calculate the fair values of the warrants are as follows: expected volatility of 57.0%, risk-free interest rate of 4.3%, and expected warrant life of 4 years.

   During the 11-month period ended December 31, 2001, 753,358 Common Shares were issued for total proceeds of $1,147,611 in connection with compensation options granted during the years ended January 31, 2001 and 2000 to the agent of the Corporation's prior private placements and with previously issued purchase warrants.

  (ii) Year ended January 31, 2001

   During the year ended January 31, 2001, 180,000 Common Shares were issued for total proceeds of $150,000 in connection with (i) compensation options granted during fiscal 2000 to the agent of the Corporation's prior private placements; (ii) purchase warrants issued during fiscal 2000; and (iii) options granted during fiscal 1998 pursuant to a fiscal advisory agreement.

  Stock Option Plan

   Prior to May 1, 1998, the Corporation had outstanding options to its employees, directors and consultants to purchase up to 2,374,500 Common Shares. As at December 31, 2001, 740,000 of these options remain outstanding. Under the Plan, the Corporation may issue options to purchase up to 1,300,000 Common Shares. As at December 31, 2001, 921,750 options had been granted, of which 857,000 remain outstanding under this Plan, with exercise prices ranging from $1.00 to $4.74 and the remaining 378,250 are eligible to be granted. The exercise price of each option granted may not be less than the market price of the Corporation's Common Shares at the time of the grant and no option may have a term exceeding 10 years.

  Employee share purchase plan

   Pursuant to the terms of the employee share purchase plan (the "Purchase Plan"), the Corporation will match the value of the Common Shares purchased by its employees or directors by issuing from treasury an equal number of Common Shares, up to a maximum value of the lesser of $6,750 or 9% of the participant's annual salary. The maximum number of Common Shares which may be issued by the Corporation pursuant to the Purchase Plan is 350,000. Under the Purchase Plan, the Corporation issued 12,087 Common Shares to employees and directors during the 11-month period ended December 31, 2001 and 6,955 Common Shares during the year ended January 31, 2001.

  B.  Memorandum and Articles of Association

   The Corporation's articles of amalgamation (the "Articles") and By-laws are attached hereto as noted in Item 19.

   The Corporation is an amalgamated corporation pursuant to the Canada Business Corporation Act (the "Act"). The Corporation's Articles do not contain any limitations on the Corporation's objects or purposes.

   The following is a summary of certain provisions of the Act and the Corporation's Articles and By-laws:

  Directors' Responsibilities in Matters in Which the Director is Materially Interested

   The Corporation's By-laws and the Act require any of the Corporation's directors who are directly or indirectly interested in a material contract or transaction or proposed material contract or transaction with it to disclose the nature and extent of their interest. Pursuant to the Corporation's By-laws and the Act, in the case of a proposed contract or transaction, the declaration must be made at the meeting of the Corporation's Board of Directors at which the question of entering into the contract is first taken into consideration, or if the director was not then interested, at the first meeting after he becomes so interested. In the case where any of the Corporation's directors becomes interested in a contract or transaction after it is made, the declaration must be made at the first meeting of the Corporation's directors held after they have become interested. In the case where a proposed contract or transaction is one that would not require approval by the directors or shareholders, the director shall disclose in writing to the Corporation or request to have entered in the minutes of the meeting of the directors his interest, promptly, after the director becomes aware of the proposed contract or transaction or becomes aware of the contract or transaction.

  Directors' Power to Vote on Compensation to Themselves

   Subject to the Articles, the By-laws provide that the directors may fix the compensation of the directors of the Corporation.

  Directors' Borrowing Powers

   Under the Corporation's By-laws and the Act, the Corporation's directors may, without authorization of the shareholders,

   (a) borrow money upon the credit of the Corporation;

   (b) issue, reissue, sell or pledge debt obligations of the Corporation;

   (c) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

   (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

  Retirement of Directors Under an Age Limit Requirement

   The Corporation's Articles and By-laws do not require directors to retire pursuant to an age requirement.

  Number of Shares Required for a Director's Qualification

   The Corporation's Articles and By-laws do not provide for a requirement of ownership of shares for a director's qualification.

  Fiduciary Duties of Directors and Officers

   Directors and officers of a corporation governed by the Act have fiduciary obligations to their corporation. Under the Act, directors and officers must act honestly and in good faith with a view to the best interests of the corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in a comparable circumstance. Subject to the terms of any unanimous shareholders agreement relieving the directors and officers of their ability to manage the affairs of a corporation (the Corporation has not entered into such an agreement), the Act further provides that a director or officer cannot contract out of liability for a breach of such obligations.

  Liability of Directors

   The Act imposes joint and several personal liability upon directors who vote for or consent to a resolution authorizing actions that are in violation of provisions of the Act relating to the issuance of shares, the purchase, redemption or other acquisition of shares, the commissions paid on the sale of shares, the payment of dividends, the payment of a director's indemnity or payments made to a shareholder.

  Rights and Preferences of Common Shares

   The Corporation's Articles permit but do not require the Board of Directors to declare and pay dividends with respect to the Common Shares. Each holder of Common Shares is entitled to one vote per share on all matters coming for a vote before the shareholders. There is no cumulative voting. All holders of Common Shares are entitled, subject to the rights of holders of shares of any class ranking prior to the Common Shares, to share equally in any surplus in the event of a liquidation, dissolution or winding-up of the Corporation. There are no provisions calling for the redemption of Common Shares, establishing any sinking fund, or establishing any obligation to participate in further capital calls by the Corporation. There is no provision discriminating against existing or prospective holders of Common Shares as a result of such shareholder owning a substantial number of shares.

  Rights and Preferences of Preferred Shares

   The Corporation's Articles authorize an unlimited number of preferred shares, issuable in series, of which 1,104,000 shares have been designated as Preferred Shares, Series I. Currently, no preferred shares are issued or outstanding. Prior to the issue of preferred shares of any series, the directors shall determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including: dividends, cumulative voting, redemption or conversion. In the event of a liquidation, dissolution or winding-up of the Corporation, the preferred shares of each series rank at a parity with the preferred shares of every other series and are entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares with respect to the payment of any dividends and distribution of any surplus.

  Creation of New Securities

   The Act provides a holder of shares of any class or series the right to vote on any proposal to create a new class or series and the rights, privileges, restrictions and conditions attached thereto upon amendments to the Corporation's Articles.

  General Meetings

   Subject to the Act, the Corporation must hold an ordinary general meeting not later than 15 months after the most recent annual meeting.

   Subject to the provisions of the Act, a special meeting of shareholders may be called at any time and may be held in conjunction with the annual meeting of shareholders.

   The Act provides that at least 21 days' notice and not more than 50 days' notice of every general meeting specifying the day, hour and place of the meeting, and, when special business is to be considered, the general nature of such business and the text of any special resolution to be submitted to the meeting must be given to the Corporation's shareholders entitled to be present at the meeting by notice given as permitted by the Corporation's Articles. In addition, in accordance with Section 703 of the AMEX Company Guide, the Corporation will not close its transfer books if and so long as the Common Shares are listed for trading on AMEX.

   No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of business. A quorum for the transaction of business at a general meeting shall be two persons present in person or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting. However, if and so long as the Common Shares are listed on the AMEX, the Corporation will comply with the requirement of Section 123 of the AMEX Company Guide that a quorum be comprised of not less than 33 1/3% of the issued Common Shares.

  Limitations on the Right to Own Securities

   The Corporation's Articles do not provide for any limitations on the rights to own securities.

  Change in Control Provisions

   The Corporation's Articles do not contain any change in control limitations with respect to a merger, acquisition, or corporate restructuring.

  Shareholder Ownership Disclosure

   The Corporation's By-laws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

  Changes in the Corporation's Capital

   The Corporation's Articles do not contain any provisions governing changes in stated capital.

  Right of Shareholders to Inspect Records

   Shareholders of the Corporation and their personal representatives are entitled under the Act to examine the Articles and By-laws of the Corporation and minutes of meetings and resolutions of shareholders during the usual business hours of the Corporation and to take extracts of those documents free of charge. Upon payment of a reasonable fee, shareholders and their personal representatives may also obtain from the Corporation's transfer agent a list of the Corporation's registered shareholders, including the number of shares held and the address of each shareholder.

  Shareholder Actions by Written Consent

   Under the Act, in lieu of approving matters by vote at a meeting of shareholders, the shareholders may approve matters by unanimous written resolution of the shareholders entitled to vote on the particular matter.

  Shareholders' Ability to Requisition a Meeting

   Under the Act, holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at a meeting may requisition the directors of the Corporation to call a meeting of the shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the Act for making such a requisition, and unless the meeting is being requisitioned for certain improper purposes outlined in the Act, the directors of the Corporation must call a shareholders meeting. If the directors do not call a meeting of the shareholders within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting. Unless the shareholders otherwise resolve, the Corporation shall reimburse the shareholders for the reasonable expenses incurred by them in requisitioning, calling and holding the meeting.

  Adoption of Shareholder Rights Plans

   Neither the Articles nor By-laws of the Corporation preclude the adoption of a shareholder rights plan (also known as a "poison pill") that could potentially prevent or delay a take-over bid of the Corporation. The adoption of such a plan, however, does not lessen the fiduciary duty of the directors of the Corporation to act honestly and in good faith with a view to the best interests of the Corporation. The Corporation does not currently have a shareholder rights plan.

   Under the rules and policies of the Toronto Stock Exchange, shareholders of the Corporation are required to ratify a shareholder rights plan within six months of its adoption. Further, in certain circumstances, Canadian securities regulators may impose a cease trade order with respect to a shareholder rights plan if it determines that such a plan will deprive shareholders of the ability to make a decision regarding a take-over bid or will frustrate an open take-over bid process.

  Derivative Actions

   The Act provides that a shareholder of the Corporation may apply to court for permission to commence an action in the name and on behalf of the Corporation or any of its subsidiaries, or to intervene in an action to which any such entity is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the Corporation or its subsidiary. No action will be brought and no intervention in an action may be made unless the court is satisfied that the shareholder has given notice to the directors of the Corporation or its subsidiary of the shareholder's intention to apply to the court if the directors of the Corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; the shareholder is acting in good faith; and it appears to be in the interests of the Corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. The Act provides that the court in a derivative action may make any order that it thinks fit.

  C.  Material Contracts

   The Corporation is not a party to any material contracts outside of the ordinary course of business.

  D.  Exchange Controls

   There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held by such persons in the Corporation. There are also no such limitations imposed by the Corporation's Articles and By-laws with respect to the Common Shares.

  Investment Canada Act

   Under the Investment Canada Act, the acquisition of control by a "non-Canadian" of a Canadian business which carries on most types of business activities (including the business activity carried on by the Corporation) is subject to review in certain circumstances by the Investment Review Division of Industry Canada ("Industry Canada"), a Canadian federal government department, and will not be allowed unless the investment is found by the Minister responsible for Industry Canada likely to be of "net benefit" to Canada. On the other hand, the acquisition of control of a Canadian business which carries on a specific type of business activity, as prescribed, that is related to Canada's cultural heritage or national identity by a non-Canadian is subject to review in certain circumstances by the Department of Canadian Heritage.

   Subject to the provisions relating to so-called WTO transactions as described below, an acquisition of control will be reviewable by Industry Canada if the "value of the assets" of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a "direct" acquisition; (2) $50 million or more in the case of an "indirect" acquisition, which is a transaction involving the acquisition of the shares of a corporation incorporated outside Canada which owns subsidiaries in Canada; or (3) $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of the assets of all entities acquired, if the acquisition is effected through the acquisition of control of a foreign corporation.

   These thresholds have been increased respecting the acquisition of control of a Canadian business (1) by investors which are ultimately controlled by nationals of countries which are members of the World Trade Organization ("WTO"), including Americans; or (2) which is a WTO member-controlled (other than Canadian controlled) Canadian business (either, a "WTO transaction"). A direct acquisition in WTO transactions is reviewable only if it involves the direct acquisition of a Canadian business where the value of the assets is $218 million or more for transactions closing in 2002 (this figure is adjusted annually to reflect the increase in the Canadian nominal gross domestic product at market prices). Indirect acquisitions in WTO transactions are not reviewable unless the value of the Canadian assets acquired constitutes more than 50% of the value of the assets of all entities acquired, in which case the $218 million threshold applies.

   These increased thresholds applicable in WTO transactions do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation services or culture businesses.

   Even if such acquisition of control is not so reviewable, a non-Canadian must still give notice to Industry Canada of the acquisition of control of a Canadian business within 30 days after its completion.

  Competition Act (Canada)

   Under the Competition Act, certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notification, the Commissioner may convert the filing to a long-form, thereby restarting the clock once the parties submit their filing.

   A proposed transaction is subject to pre-notification if two thresholds are exceeded. First, the parties and their affiliates must have assets in Canada or gross revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties to a transaction involving a corporation which carries on an "operating business" in Canada must then pre-notify if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets in Canada or the gross revenues from sales in or from Canada generated from those assets exceed $35 million (the "$35 million threshold"); (2) in the case of an acquisition of shares of a corporation in Canada or which controls a corporation in Canada where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person or persons making the acquisition already own 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a corporation of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the person or persons making the acquisition own 35% or more of the voting shares of the subject corporation prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

   Finally, all merger transactions, regardless of whether they are subject to pre-notification, are subject to the substantive provisions of the Competition Act, namely whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market in Canada.

  E.  Taxation

   This section summarizes the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of the Common Shares. Nothing contained herein shall be construed as tax advice; you must rely only on the advise of your own tax advisor. The Corporation makes no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to the Common Shares applies to the beneficial owners who are individuals, corporations, trusts and estates which:

  . for purposes of the U.S. Internal Revenue Code of 1986, as amended, through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada)(the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States respectively, at all relevant times;

  . hold Common Shares as capital assets for purposes of the Code and capital property for the purposes of the Income Tax Act;

  . deal at arm's length with, and are not affiliated with, the Corporation for purposes of the Income Tax Act; and

  . do not and will not use or hold the Common Shares in carrying on a business in Canada.

Persons who satisfy the above conditions are referred to as "Unconnected U.S. Shareholders."

   The tax consequences of an investment in Common Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. This Registration Statement does not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

   This discussion is based upon the following, all as currently in effect:

  .   the Income Tax Act and regulations under the Income Tax Act;

  .   the Code and Treasury regulations under the Code;

  .   the Canada-United States Income Tax Convention (1980);

  . the administrative policies and practices published by the Canada Customs and Revenue Agency, formerly Revenue Canada;

  . all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

  . the administrative policies published by the U.S. Internal Revenue Service; and

  .   judicial decisions.

   All of the foregoing are subject to change either prospectively or retroactively. This summary does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

   This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. No account has been taken of your particular circumstances and this summary does not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a "straddle," "hedge" or "conversion transaction," and Unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own Common Shares through a partnership or other pass through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

  Material U.S. Federal Income Tax Considerations

   Subject to the discussion below regarding Foreign Person Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of ownership and disposition of the Common Shares.

   As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by the Corporation to the extent of the Corporation's current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by the Corporation, see "Material Canadian Federal Income Tax Considerations,") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by the Corporation on the Common Shares exceed the Corporation's current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

   Dividends paid by the Corporation generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. tax payer.

   Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

   Dividends paid by the Corporation on the Common Shares generally will not be eligible for the "dividend received" deduction.

   If you sell the Common Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

   Dividends paid by the Corporation on the Common Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

  Foreign Personal Holding Company Rules

   Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). The Corporation would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

  . five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of the Corporation's stock entitled to vote or the total value of the Corporation's stock; and

  . at least 60% of the Corporation's gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

   The Corporation believes that they are not a FPHC. However, the Corporation cannot assure you that the Corporation will not be classified as a FPHC in the future.

  Personal Holding Company Rules

   The Corporation will not be classified as a personal holding company (a "PHC") for U.S. federal income tax purposes unless any time during the last half of the Corporation's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of the Corporation's stock by value, and at least 60% of the Corporation's ordinary gross income for the taxable year is "personal holding company" (generally passive income such as dividends and interest). The Corporation should not meet the PHC tests, and even if the Corporation were to become a PHC, it does not expect to have material undistributed PHC income. However, the Corporation cannot assure you that it will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in its shareholder base and income or other circumstances that could change the application of the PHC rules to the Corporation. In addition, if the Corporation should become a PHC, the Corporation cannot assure you that the amount of its PHC income will be immaterial.

  Passive Foreign Investment Company Rules

   The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. The Corporation could be classified as a PFIC if, after the application of certain "look through" rules for any taxable year, either:

  . 75% or more of the Corporation's gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

  . the average quarterly percentage, by fair market value of the Corporation's assets that produce or are held for the production of "passive income," is 50% or more of the fair market value of all the Corporation's assets.

To the extent the Corporation owns at least 25% by value of the stock of another corporation, the Corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such corporation, and as receiving directly its proportionate share of the income of such corporation.

   Distributions which constitute "excess distributions" from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation is a PFIC would be treated as ordinary income in the current taxable year and (3) the amount to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares were owned.

   Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under
Section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, the Corporation believes that the Corporation's shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

   The Corporation believes that it will not be a PFIC for the current fiscal year and it does not expect to become a PFIC in future years. Whether the Corporation is a PFIC in any year, the tax consequences relating to PFIC status will depend on the composition of the Corporation's income and assets, including cash. You should be aware, however, that if the Corporation is or becomes a PFIC, the Corporation may not be able or willing to satisfy record-keeping requirements that would enable you to make a "qualified electing fund" election.

   You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

  Controlled Foreign Corporation Rules

   If more than 50% of the voting power or total value of all classes of the Corporation's shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of the Corporation's shares, the Corporation could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of the Corporation "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of the Corporation's earnings and profits attributable to the shares sold or exchanged.

   The Corporation believes that it is not a CFC. However, the Corporation cannot assure you that the Corporation will not become a CFC in the future.

  Material Canadian Federal Income Tax Considerations

   This section summarizes the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the Common Shares.

   Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the AMEX, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm's length owned or had rights to acquire 25% or more of the Corporation's issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

   Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of the Corporation's voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies ("LLCs") will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate.

   Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the Common Shares held at that time for proceeds of disposition generally equal to the fair market value of the Common Shares immediately before your death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

  F.  Dividends and Paying Agents

   Not Applicable

  G.  Statement by Experts

   Not Applicable

  H.  Documents on Display

   Upon the effectiveness of this filing, the Corporation will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Corporation will thereafter file reports and other information with the SEC. You may read and copy any of the Corporation's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   The Corporation is required to file reports and other information with the securities commissions in the Canadian provinces of Ontario and Quebec. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with such provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

   As a foreign private issuer, the Corporation is exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. The Corporation has included in this report certain information disclosed in the Corporation's Proxy Statement prepared under Canadian securities rules.

   The Corporation will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Corporation at the following address: 4211 Yonge Street, Suite 300, Toronto, Ontario, Canada M2P 2A9.

  I.  Subsidiary Information

   Not Applicable.

ITEM 11.  Quantitative And Qualitative Disclosures About Market Risk.

  Quantitative and Qualitative Information about Market Risk

   The Corporation holds no material financial instruments for trading purposes. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item.

ITEM 12.  Description Of Securities Other Than Equity Securities.

   Not Applicable.

                                   PART III.

ITEM 17.  Financial Statements.

   Not Applicable.



ITEM 18.  Financial Statements.


                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.


                     Incorporated under the laws of Canada



                          CONSOLIDATED BALANCE SHEETS


                As at September 30, 2002 and December 31, 2001



                                               September 30  December 31
                                                   2002         2001
                                               (Unaudited)    (Audited)
                                               ------------  -----------
                       ASSETS
      Current
      Cash and cash equivalents............... $  1,154,206  $   593,379
      Short-term investments..................    9,680,674    7,357,800
      Prepaid expenses and other receivables..      302,879      224,519
      Investment tax credits receivable.......      226,000      211,000
                                               ------------  -----------
      Total current assets....................   11,363,759    8,386,698
                                               ------------  -----------
      Capital assets, net.....................      219,228      248,552
      Acquired technology, net................      602,402      708,708
                                               ------------  -----------
                                               $ 12,185,389  $ 9,343,958
                                               ============  ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY
      Current
      Accounts payable and accrued liabilities $    450,383  $   358,674
      Advance collaboration funding...........       18,588       36,588
                                               ------------  -----------
      Total current liabilities...............      468,971      395,262
                                               ------------  -----------
      Shareholders' equity
      Capital Stock...........................   24,061,376   18,212,490
      Warrants................................      310,000      310,000
      Deficit.................................  (12,654,958)  (9,573,794)
                                               ------------  -----------
      Total shareholders' equity..............   11,716,418    8,948,696
                                               ------------  -----------
                                               $ 12,185,389  $ 9,343,958
                                               ============  ===========




                            See accompanying notes

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.



                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT



                                             Three months ended         Nine months ended
                                         -------------------------  -------------------------
                                         September 30  October 31   September 30  October 31
                                             2002         2001          2002         2001
                                         ------------  -----------  ------------  -----------
                                         (Unaudited)   (Unaudited)  (Unaudited)   (Unaudited)
Expenses
Research and development................ $    666,624  $   581,446  $  1,693,223  $ 1,740,898
General and administration..............      508,979      369,833     1,567,016    1,179,810
Amortization............................       43,317       69,847       152,451      145,125
                                         ------------  -----------  ------------  -----------
                                            1,218,920    1,021,126     3,412,690    3,065,833
                                         ------------  -----------  ------------  -----------
Recoveries and Other Income
Investment tax credits..................       45,000       34,000       144,908      110,000
Interest................................       84,753       91,055       186,618      334,875
                                         ------------  -----------  ------------  -----------
                                              129,753      125,055       331,526      444,875
                                         ------------  -----------  ------------  -----------
Net loss for the period.................   (1,089,167)    (896,071)   (3,081,164)  (2,620,958)
Deficit, beginning of period............  (11,565,791)  (8,053,475)   (9,573,794)  (6,328,588)
                                         ------------  -----------  ------------  -----------
Deficit, end of period.................. $(12,654,958) $(8,949,546) $(12,654,958) $(8,949,546)
                                         ============  ===========  ============  ===========
Basic and fully diluted loss per share.. $      (0.05) $     (0.05) $      (0.15) $     (0.14)
                                         ============  ===========  ============  ===========
Weighted average number of common shares
  outstanding...........................   21,002,383   19,477,970    20,523,713   19,013,843
                                         ============  ===========  ============  ===========




                            See accompanying notes

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                        Three months ended        Nine months ended
                                                     -----------------------  ------------------------
                                                     September 30 October 31  September 30 October 31
                                                         2002        2001         2002        2001
                                                     ------------ ----------- ------------ -----------
                                                     (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)
Operating Activities
Net loss for the period............................. $(1,089,167) $ (896,071) $(3,081,164) $(2,620,958)
Add item not involving cash
   Amortization.....................................      43,317      69,847      152,451      145,125
                                                     -----------  ----------  -----------  -----------
                                                      (1,045,850)   (826,224)  (2,928,713)  (2,475,833)
Net changes in non-cash working capital balances
  related to operations.............................    (206,039)     12,326     (139,651)    (355,147)
                                                     -----------  ----------  -----------  -----------
Cash used in operating activities...................  (1,251,889)   (813,898)  (3,068,364)  (2,830,980)
                                                     -----------  ----------  -----------  -----------

Investing Activities
Short term investments..............................     923,756     808,056   (2,322,874)     642,836
Purchase of acquired technology.....................          --    (256,507)          --     (381,507)
Purchase of capital assets..........................          --        (803)     (16,821)    (185,515)
                                                     -----------  ----------  -----------  -----------
Cash used in investing activities...................     923,756     550,746   (2,339,695)      75,814
                                                     -----------  ----------  -----------  -----------

Financing Activities
Issuance of capital stock, net......................     205,581      36,688    5,968,886    1,212,299
                                                     -----------  ----------  -----------  -----------
Cash provided by financing activities...............     205,581      36,688    5,968,886    1,212,299
                                                     -----------  ----------  -----------  -----------
Net increase (decrease) in cash and cash equivalents
  during the period.................................    (122,552)   (226,464)     560,827   (1,542,867)
Cash and cash equivalents
   Beginning of period..............................   1,276,758   1,249,131      593,379    2,565,534
                                                     -----------  ----------  -----------  -----------
   End of period.................................... $ 1,154,206  $1,022,667  $ 1,154,206  $ 1,022,667
                                                     ===========  ==========  ===========  ===========
Represented by
Cash................................................ $    12,646  $  229,211  $    12,646  $   229,211
Cash equivalents....................................   1,141,560     793,456    1,141,560      793,456
                                                     -----------  ----------  -----------  -----------
                                                     $ 1,154,206  $1,022,667  $ 1,154,206  $ 1,022,667
                                                     ===========  ==========  ===========  ===========



                            See accompanying notes

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                              September 30, 2002



   Information as of September 30, 2002 and for the three and nine months ended September 30, 2002 and October 31, 2001, respectively, is unaudited.



1.  NATURE OF THE COMPANY AND BASIS OF PRESENTATION



   IMI International Medical Innovations Inc. [the "Company"] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.



   The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker for use in colorectal, lung and other cancers. In addition, the Company has licensed a different marker for the detection of prostate cancer, has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.



   In 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the preparation of interim financial statements.



   In December of 2001, the Company changed its yearend from January 31 to December 31, therefore the consolidated statements of loss and deficit and the consolidated statements of cash flows present the three and nine months periods ended September 30, 2002 and the three and nine months periods ended October 31, 2001.



2.  ACCOUNTING POLICIES



   The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements, with the exception of stock-based compensation, as discussed in note 3. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto for fiscal year (11 months) ended December 31, 2001. Where appropriate, these financial statements include estimates based on management's judgment.



3.  STOCK-BASED COMPENSATION



   On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.



   Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                              September 30, 2002



   The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method.





                                                      Three months ended Nine months ended
                                                      September 30, 2002 September 30, 2002
                                                              $                  $
                                                      ------------------ ------------------
Net loss as reported.................................     (1,089,167)        (3,081,164)
Estimated stock-based compensation costs.............        (53,829)          (146,846)
                                                          ----------         ----------
Pro forma net loss...................................     (1,142,996)        (3,228,010)
                                                          ----------         ----------
Pro forma basic and diluted net loss per common share          (0.05)             (0.16)



   The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the nine month period ended September 30, 2002: risk free interest rate of 4.2%, expected dividend yield of nil, expected volatility of 61.6% and expected option life of 5 years. There were no options granted during the three months ended September 30, 2002. The weighted-average fair value of the options granted during the nine months ended September 30, 2002 was approximately $4.10. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the fiscal year ended December 31, 2001.



   The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.



4.  SHARE CAPITAL



a)  Authorized



   The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.



b)  Issued and outstanding shares



                                                         Contributed
                                            Stated Value   surplus     Total
Common shares                     Number #       $            $          $
-------------                    ---------- ------------ ----------- ----------
Balance, December 31, 2001...... 19,565,394  18,141,436    71,054    18,212,490
Issued on exercise of options...    220,000     160,000        --       160,000
Issued under share purchase plan      2,250          --        --            --
                                 ----------  ----------    ------    ----------
Balance, March 31, 2002......... 19,787,644  18,301,346    71,054    18,372,490
Issued under Special Warrants...  1,200,000   5,470,595        --     5,470,595
Issued on exercise of options...      5,000      12,500     -- --        12,500
                                 ----------  ----------    ------    ----------
Balance, June 30, 2002.......... 20,992,644  23,784,531    71,054    23,855,585
Issued under Special Warrants...      2,101      12,500        --        12,500
Issued under share purchase plan      7,157       -- --        --            --
Issued on exercise of options...     72,600     193,291     -- --       193,291
                                 ----------  ----------    ------    ----------
Balance, September 30, 2002..... 21,074,502  23,990,322    71,054    24,061,376
                                 ==========  ==========    ======    ==========

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                              September 30, 2002




c)  Options



            Weighted Average
                                                   Weighted Average
                                          Shares    Exercise Price
                                            #             $
                                        ---------  ----------------
            Balance, December 31, 2001. 1,597,000        1.98
            Granted....................   399,500        4.00
            Exercised..................  (220,000)       0.73
            Expired....................    (5,000)       1.00
                                        ---------        ----
            Balance, March 31, 2002.... 1,771,500        2.37
            Granted....................    20,000        6.05
            Exercised..................    (5,000)       2.50
                                        ---------        ----
            Balance, June 30, 2002..... 1,786,500        2.41
            Granted....................   (72,600)       2.66
            Exercised..................    (5,400)       4.15
                                        ---------        ----
            Balance, September 30, 2002 1,708,500        2.39
                                        =========        ====



   On April 2, 2002 the Company completed a private placement of 1.2 million common shares at a price of $5.00 per share, for net proceeds of $5,484,638. In connection with this offering the Company granted to the agent compensation options to purchase up to 120,000 common shares at an exercise price of $5.50 per share on or before April 2, 2003.



5.  CONSOLIDATED STATEMENTS OF CASH FLOWS



   Changes in non-cash working capital balances related to operations comprise of:



                                          Three months ended    Nine months ended
                                         -------------------  --------------------
                                          Sept. 30   Oct. 31   Sept. 30   Oct. 31
                                            2002      2001       2002      2001
                                         ---------  --------  ---------  ---------
Prepaid expenses and other receivables.. $  19,846  $ 71,412  $ (78,360) $  33,516
Investment tax credits receivable.......   (45,000)  (34,000)   (15,000)  (110,000)
Accounts payable and accrued liabilities  (174,885)  (21,086)   (28,291)  (264,663)
Advance collaboration funding...........    (6,000)   (4,000)   (18,000)   (14,000)
                                         ---------  --------  ---------  ---------
                                         $(206,039) $ 12,326  $(139,651) $(355,147)
                                         =========  ========  =========  =========

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.



            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                              September 30, 2002




6. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES



   The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:



                                                  Three months ended         Nine months ended
                                               ------------------------  ------------------------
                                               September 30, October 31, September 30, October 31,
                                                   2002         2001         2002         2001
                                                (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                                     $            $            $            $
                                               ------------- ----------- ------------- -----------
                                                  (Canadian dollars)        (Canadian dollars)
Net loss for the period [Canadian GAAP].......  (1,089,167)    (896,071)  (3,081,164)  (2,620,958)
Adjustments...................................
Amortization of acquired technology...........      35,435       45,893      106,306       72,727
Acquired technology expense...................          --     (451,007)          --     (686,507)
Fixed stock options granted to employees......      (1,875)      (1,875)      (5,625)      (5,625)
Fixed stock options granted to non-employees..     (11,357)     (13,343)     (34,071)     (38,834)
Performance stock options.....................     (23,000)           -     (889,550)    (254,592)
Share purchase plan...........................     (30,340)     (41,654)     (46,223)     (52,037)
                                                ----------   ----------   ----------   ----------
Net loss and comprehensive loss for the period
  [U.S. GAAP].................................  (1,120,304)  (1,358,507)  (3,950,327)  (3,585,826)
                                                ==========   ==========   ==========   ==========
Basic and fully diluted loss per share........       (0.05)       (0.07)       (0.19)       (0.19)
Weighted average number of common shares
  outstanding.................................  21,002,383   19,477,970   20,523,713   19,013,843
                                                ==========   ==========   ==========   ==========



   Basic loss per share is determined using the weighted average number of shares outstanding during the periods. As a result of the net losses for the above periods, potential dilutive effect of the exercise of stock options and warrants was anti-dilutive and therefore have not been included in the calculation of fully diluted loss per share.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001



   Consolidated balance sheet items, which would vary under U.S. GAAP are as follows:



                                                   September 30, December 31,
                                                       2002          2001
                                                    (Unaudited)   (Audited)
                                                         $            $
                                                   ------------- ------------
                                                       (Canadian dollars)
  Assets
  Acquired technology, net........................           --           --
  Total assets....................................   11,582,987    8,635,250
                                                    -----------  -----------
  Shareholders' equity
  Share capital...................................   28,768,988   22,850,029
  Additional paid-in capital......................    1,639,610      724,250
  Warrants........................................      310,000      310,000
  Deferred compensation...........................     (112,675)    (102,711)
  Deficit accumulated during the development stage  (19,491,907) (15,541,580)
                                                    -----------  -----------
  Total shareholders' equity......................   11,114,016    8,239,988
                                                    ===========  ===========



   If U.S. GAAP were followed, the effects on the consolidated statements of cash flows would be as follows:



                               Three months ended         Nine months ended
                            ------------------------  ------------------------
                            September 30, October 31, September 30, October 31,
                                2002         2001         2002         2001
                             (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                  $            $            $            $
                            ------------- ----------- ------------- -----------
                               (Canadian dollars)        (Canadian dollars)
OPERATING ACTIVITIES
Balance under Canadian GAAP  (1,251,889)    (813,898)  (3,068,364)  (2,830,980)
Acquired technology........          --     (256,507)          --     (381,507)
                             ----------   ----------   ----------   ----------
Balance under U.S. GAAP....  (1,251,889)  (1,070,405)  (3,068,364)  (3,212,487)

INVESTING ACTIVITIES
Balance under Canadian GAAP     923,756      550,746   (2,339,695)      75,814
Acquired technology........          --      256,507           --      381,507
                             ----------   ----------   ----------   ----------
Balance under U.S. GAAP....     923,756      807,253   (2,339,695)     457,321



FINANCING ACTIVITIES



   Balance under Canadian GAAP of $205,581 and $36,688 for the three months ended September 30, 2002 and October 31, 2001 and $5,968,886 and $1,212,299 for
the nine months ended September 30, 2002 and October 31, 2001 remains unchanged for U.S. GAAP purposes.



7.  CONTINGENCY



   The Company and JCL Clinical Research Corporation ("JCL") are negotiating a mutual release and termination agreement relating to a licensing agreement and a material transfer agreement executed in 1997 and 1998. The Company has received from JCL a letter of complaint dated December 9, 2002 indicating that JCL will file suit against the Company if a satisfactory agreement is not reached on or before January 8, 2003. Although there can be no assurance as to the potential outcome, management believes that this matter will be resolved without a material adverse effect on the financial position of the Company.

                        REPORT OF INDEPENDENT AUDITORS

To the Directors of
IMI International Medical Innovations Inc.

   We have audited the consolidated balance sheets of IMI International Medical Innovations Inc. as at December 31, 2001 and January 31, 2001 and the consolidated statements of loss and deficit and cash flows for the 11-month period ended December 31, 2001 and the years ended January 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and January 31, 2001 and the results of its operations and its cash flows for the 11-month period ended December 31, 2001 and the years ended January 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
March 1, 2002 [except as to note 9 /s/ Ernst & Young LLP
which is as at April 2, 2002].  Chartered Accountants

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.
                     Incorporated under the laws of Canada

                          CONSOLIDATED BALANCE SHEETS

                                                          As at        As at
                                                       December 31, January 31,
                                                           2001        2001
                                                            $            $
 -                                                     ------------ -----------
                        ASSETS
 Current
 Cash and cash equivalents............................     593,379   2,565,534
 Short-term investments...............................   7,357,800   8,000,636
 Prepaid expenses and other receivables [note 4[d][i]]     224,519     152,584
 Investment tax credits receivable....................     211,000      80,000
                                                        ----------  ----------
 Total current assets.................................   8,386,698  10,798,754
                                                        ----------  ----------
 Capital assets, net [note 3].........................     248,552     150,455
 Acquired technology, net of amortization of $438,549
    [January 31, 2001--$312,411] [note 4[d][i]].......     708,708     148,339
                                                        ----------  ----------
                                                         9,343,958  11,097,548
                                                        ==========  ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
 Current
 Accounts payable and accrued liabilities.............     358,674     436,386
 Advance collaboration funding........................      36,588      55,588
                                                        ----------  ----------
 Total current liabilities............................     395,262     491,974
                                                        ----------  ----------
 Commitments [note 6]
 Shareholders' equity
 Capital stock [note 4]...............................  18,212,490  16,934,162
 Warrants [note 4[d][i]]..............................     310,000          --
 Deficit..............................................  (9,573,794) (6,328,588)
                                                        ----------  ----------
 Total shareholders' equity...........................   8,948,696  10,605,574
                                                        ----------  ----------
                                                         9,343,958  11,097,548
                                                        ==========  ==========



                            See accompanying notes

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                  CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

                                          11-month
                                        period ended Year ended   Year ended
                                        December 31, January 31,  January 31,
                                            2001        2001         2000
                                             $            $            $
 -                                      ------------ -----------  -----------
 Expenses
 Research and development..............   2,047,116    1,300,281    1,027,606
 General and administration............   1,500,434    1,077,028      653,122
 Amortization..........................     215,236       93,967       71,719
                                        -----------  -----------  -----------
                                          3,762,786    2,471,276    1,752,447
                                        -----------  -----------  -----------
 Recoveries and Other Income
 Investment tax credits [note 5].......     131,000      115,239      381,094
 Interest..............................     386,580      522,832       38,906
                                        -----------  -----------  -----------
                                            517,580      638,071      420,000
                                        -----------  -----------  -----------
 Net loss for the period...............  (3,245,206)  (1,833,205)  (1,332,447)
 Deficit, beginning of period..........  (6,328,588)  (4,495,383)  (3,162,936)
                                        -----------  -----------  -----------
 Deficit, end of period................  (9,573,794)  (6,328,588)  (4,495,383)
                                        ===========  ===========  ===========
 Basic and fully diluted loss per share $     (0.17) $     (0.11) $     (0.10)
                                        ===========  ===========  ===========
 Weighted average number of
   common shares outstanding...........  19,097,390   17,376,342   13,204,758
                                        ===========  ===========  ===========


                            See accompanying notes

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             11-month
                                           period ended Year ended  Year ended
                                           December 31, January 31, January 31,
                                               2001        2001        2000
                                                $            $           $
                                           ------------ ----------- -----------
 Operating Activities
 Net loss for the period..................  (3,245,206) (1,833,205) (1,332,447)
 Add items not involving cash
    Amortization..........................     215,236      93,967      71,719
    Loss on sale of capital asset.........       1,139          --
                                            ----------  ----------  ----------
                                            (3,028,831) (1,739,238) (1,260,728)
 Net change in non-cash working capital
   balances related to operations [note 7]    (209,865)    313,389    (102,228)
                                            ----------  ----------  ----------
 Cash used in operating activities........  (3,238,696) (1,425,849) (1,362,956)
                                            ----------  ----------  ----------

 Investing Activities
 Short-term investments...................     642,836  (8,000,636)         --
 Purchase of acquired technology
   [note 4[d][i]].........................    (381,507)         --          --
 Purchase of capital assets [note 7]......    (275,492)    (53,649)    (48,300)
 Proceeds on sale of capital asset........       2,376          --          --
                                            ----------  ----------  ----------
 Cash used in investing activities........     (11,787) (8,054,285)    (48,300)
                                            ----------  ----------  ----------

 Financing Activities
 Issuance of capital stock, net...........   1,278,328  11,303,901   1,386,284
                                            ----------  ----------  ----------
 Cash provided by financing activities....   1,278,328  11,303,901   1,386,284
                                            ----------  ----------  ----------
 Net increase (decrease) in cash and
   cash equivalents during the period.....  (1,972,155)  1,823,767     (24,972)
 Cash and cash equivalents,
   beginning of period....................   2,565,534     741,767     766,739
                                            ----------  ----------  ----------
 Cash and cash equivalents, end of period.     593,379   2,565,534     741,767
                                            ==========  ==========  ==========

                            See accompanying notes

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2001

1.  NATURE OF THE COMPANY AND BASIS OF PRESENTATION

   IMI International Medical Innovations Inc. [the "Company"], operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies whose initial concepts were developed by various research institutions throughout the world. The Company seeks to find proprietary products that have shown some evidence of efficacy in human trials and that have already received a considerable investment in research. The Company then evaluates the commercial potential of the product and, if it is considered sufficiently attractive, seeks to acquire or in-license rights to the corresponding intellectual property and patents and then to initiate the commercialization process. This process includes developing prototypes and manufacturing protocols, conducting clinical trials and obtaining marketing clearance for the products from the appropriate regulatory authorities.

   The Company currently owns patents for a test used to measure skin cholesterol, has in-licensed the technologies for tests to detect the presence of a carbohydrate marker believed to be associated with colorectal, lung and other cancers. In addition, the Company has licensed a different marker intended to detect prostate cancer, has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

   During the current period, the Company changed its fiscal year end from January 31 to December 31, therefore the consolidated statements of loss and deficit and the consolidated statements of cash flows presents the 11-month period ended December 31, 2001.

2.  SIGNIFICANT ACCOUNTING POLICIES

   The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] consistently applied within the framework of the accounting policies summarized below. With respect to the consolidated financial statements of the Company, the significant differences between Canadian and United States generally accepted accounting principles ["U.S. GAAP"] are described and reconciled in note 8.

  Basis of consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

  Foreign currency translation

   Foreign operations are considered integrated and are translated using the temporal method. Monetary items are translated using the exchange rate in effect at the year end and non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the rate of exchange in effect at the year end. Revenue and expenses are translated at the average rate for the year. Amortization of assets translated at the historical exchange rates are translated at the same exchange rates as the assets to which they relate. Exchange gains or losses are included in the determination of net income for the period unless the

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001

exchange gains or losses are related to a foreign currency denominated monetary item with a fixed or ascertainable life extending beyond the end of the current year are deferred and amortized over the term of the monetary item.

  Cash and cash equivalents

   Cash equivalents comprise only highly liquid investments that are readily convertible to cash with maturities of less than 90 days when purchased. Cash equivalents at December 31, 2001 and January 31, 2001 comprised of money market funds with average interest rates of 2.6% and 5.9%, respectively.

  Short-term investments

   Short-term investments are carried at the lower of cost and market. Short-term investments at December 31, 2001 and January 31, 2001 were comprised of bankers' acceptances with interest rates of 3.9% and 5.6%, respectively.

  Capital assets

   Capital assets are recorded at acquisition cost less accumulated amortization.

   The Company provides for amortization on the declining balance basis at rates which are expected to charge operations with the cost of the assets over their estimated useful lives as follows:

              Computer equipment...... 30%
              Furniture and equipment. 20%
              Research instrumentation 30%
              Laboratory equipment.... 20%
              Leasehold improvements.. straight-line over 5 years

  Acquired technology

   Patents and technology acquired by the Company are recorded at acquisition cost and are amortized on a declining balance basis at 20% per year.

  Stock options

   The Company has several stock-based compensation plans, which are described in note 4[e]. No compensation expense is recognized for these plans when stock or stock options are issued to employees, directors and advisors. Any consideration received on the exercise of stock options or purchase of stock is credited to capital stock.

  Warrants

   Warrants issued to third parties in connection with research collaboration agreements and acquisitions of technology are recorded at estimated fair value using the Black-Scholes options pricing model.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


  Financial instruments

   The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and other receivables, accounts payable and accrued liabilities and advance collaboration funding are considered to approximate their respective fair value.

  Research and development

   Research and development expenditures include related salaries, subcontractor fees, product development expenses including patent costs, clinical trials costs and an allocation of administrative expenses and corporate costs specifically attributable to research and development. Research and development excludes any costs associated with the acquisition of capital assets and acquired technology. Research and development expenditures are charged to expenses as incurred unless management believes a development cost meets the generally accepted criteria for deferral. All development costs incurred to date have been expensed. Expenditures incurred in connection with advance collaboration funding, which are reimbursements for specific expenditures, have been applied against research and development.

  Income taxes

   The Company applies the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

  Loss per share

   Loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period.

  Use of estimates

   The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Change in accounting standards

   In December 2000, The Canadian Institute of Chartered Accountant ["CICA"] issued Handbook Section 3500, "Earnings per share" ["Section 3500"]. Section 3500 requires earnings per share be calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury method. The dilutive effect of convertible securities is determined using the "if-converted" method. During the period ended December 31, 2001, the Company adopted Section 3500. The adoption of Section 3500 had no effect on the amounts disclosed in these consolidated financial statements.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


   In January 2002, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ["Section 3870"]. Section 3870 requires that options and other equity instruments issued to non-employees be accounted for using the fair value method of accounting. In addition, it requires that direct awards of stock and stock appreciation rights granted to employees are recorded as compensation costs. Section 3870 is effective for fiscal years beginning after January 1, 2002 and applies to stock awards issued after January 1, 2002. The application of Section 3870 is not expected to have a material effect on the financial position or results of operations of the Company.

3.  CAPITAL ASSETS

   Capital assets consist of the following:

                                           December 31, 2001
                                      ----------------------------
                                                             Net
                                              Accumulated   book
                                       Cost   amortization  value
                                        $          $          $
                                      ------- ------------ -------
             Computer equipment...... 105,598    70,166     35,432
             Furniture and equipment.  55,802    29,448     26,354
             Research instrumentation 284,312   106,646    177,666
             Laboratory equipment....   7,306     4,590      2,716
             Leasehold improvements..   8,705     2,321      6,384
                                      -------   -------    -------
                                      461,723   213,171    248,552
                                      =======   =======    =======

                                            January 31, 2001
                                      ----------------------------
                                                             Net
                                              Accumulated   book
                                       Cost   amortization  value
                                        $          $          $
                                      ------- ------------ -------
             Computer equipment...... 100,131    56,726     43,405
             Furniture and equipment.  51,574    28,602     22,972
             Research instrumentation 111,882    39,255     72,627
             Laboratory equipment....   7,306     3,980      3,326
             Leasehold improvements..   8,705       580      8,125
                                      -------   -------    -------
                                      279,598   129,143    150,455
                                      =======   =======    =======

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


4.  CAPITAL STOCK

   [a]  Authorized

      The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

   [b]  Issued and outstanding shares

                                                                          Contributed
                                                    Number   Stated value   surplus     Total
                                                      #           $            $          $
-                                                 ---------- ------------ ----------- ----------
Common shares
Balance, January 31, 2000........................ 14,745,349   5,559,202    71,054     5,630,256
Issued on conversion of Series I Preferred Shares    545,000           5        --             5
Issued under Special Warrants [note 4[c]]........  3,157,895  11,134,901        --    11,134,901
Issued on exercise of warrants [note 4[d]].......    180,000     150,000        --       150,000
Issued under share purchase plan [note 4[e]].....      6,955          --        --            --
Issued on exercise of options [note 4[e]]........     20,000      19,000        --        19,000
                                                  ----------  ----------    ------    ----------
Balance, January 31, 2001........................ 18,655,199  16,863,108    71,054    16,934,162
Issued on exercise of warrants [note 4[d]].......    753,358   1,147,611        --     1,147,611
Issued under share purchase plan [note 4[e]].....     12,087          --        --            --
Issued on exercise of options [note 4[e]]........    144,750     130,717        --       130,717
                                                  ----------  ----------    ------    ----------
Balance, December 31, 2001....................... 19,565,394  18,141,436    71,054    18,212,490
                                                  ==========  ==========    ======    ==========

   [c]  Special Warrants

      During the year ended January 31, 2001, the Company issued, by way of private placement, 3,157,895 Special Warrants at a price of $3.80 per Special Warrant for gross proceeds of $12,000,000 less issue costs of $865,099 [net $11,134,901]. Each Special Warrant entitled the holder thereof to acquire one common share and one-half common share purchase warrant. All Special Warrants were exercised during the year ended January 31, 2001.

      Pursuant to the final prospectus qualifying the common shares and common share purchase warrants, the Company issued 3,157,895 common shares and 1,578,947 common share purchase warrants. Each common share purchase warrant entitled the holder to acquire one common share at a price of $4.50 per share and expired on May 30, 2001. In connection with this offering, the Company granted to the agent and sub-agent compensation options to purchase up to an aggregate of 315,790 common shares at an exercise price of $4.50 per share at any time on or before May 30, 2001. During the period ended December 31, 2001 all remaining Special Warrants expired, therefore as at December 31, 2001, none of the purchase warrants and broker's warrants remained outstanding.

   [d]  Warrants

       [i]  11-month period ended December 31, 2001 transactions

      During the 11-month period ended December 31, 2001, pursuant to a license agreement, the Company granted warrants to purchase up to 75,000 common shares at an exercise price of $4.50 which have an estimated fair value of $108,000. The warrants are exercisable as follows: [i] 37,500 common shares at any time after March 2002 and prior to March 2004, and [ii] 37,500 common shares at any time after March 2003 and prior to March 2004. Pursuant to another license agreement, the Company granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 to $4.50, which have an estimated fair value of $197,000, and expire in 2006.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001



      The technologies acquired through these license agreements relate to the Company's research activities in the areas of colorectal cancer and other types of cancer. Total consideration paid for these technologies was $686,507, of which $381,507 was paid in cash and the balance in warrants, with an estimated fair value of $305,000.


      During the 11-month period ended December 31, 2001, the Company issued 10,000 warrants pursuant to a research collaboration agreement at an estimated fair value of $5,200, dated November 1, 2000. The estimated fair value is expensed over the 12-month term of the warrants. Under the terms of the agreement, the Company granted warrants to purchase up to 50,000 common shares at an exercise price of $4.50, such warrants to be issued in annual increments of 10,000 warrants. During the year ended January 31, 2001, the Company issued 10,000 of these warrants, which expired unexercised on October 31, 2001.

      For purpose of valuation, the Company has applied the Black-Scholes pricing model to determine the estimated fair value of the warrants. The approximate assumptions used to calculate the fair values of the warrants are as follow; expected volatility of 57.0%, risk-free interest rate of 4.3%, and expected warrant life of 4 years.

      During the 11-month period ended December 31, 2001, 753,358 common shares were issued for total proceeds of $1,147,611 in connection with options granted during the years ended January 31, 2001 and 2000 to the agent of the Company's private placements and holders of the purchase warrants.

      The Company provided loans to an executive officer of the Company during the 11-month period ended December 31, 2001 and to two executive officers during the year ended January 31, 1999 in order to exercise options and warrants. The balance of these loans at December 31, 2001 was $91,612 [January 31, 2001--$31,516]. The loans, which bear interest at 5% and are collateralized by 135,000 shares, are included in prepaid expenses and other receivables.

       [ii] Year ended January 31, 2001 transactions

      During the year ended January 31, 2001, 180,000 common shares were issued for total proceeds of $150,000 in connection with options granted during fiscal 2000 to the agent of the Company's private placements and holders of the purchase warrants and in connection with options granted during fiscal 1998 pursuant to a fiscal advisory agreement.

   [e]  Options

      Prior to May 1, 1998, the Company had outstanding options to its employees, directors and consultants to purchase up to 2,374,500 common shares. As at December 31, 2001, 740,000 of these options remain outstanding. Under the 1998 Stock Option Plan, the Company may issue options for up to 1,300,000 common shares. As at December 31, 2001, 921,750 options had been issued, of which 857,000 remain outstanding, under this Plan and the remaining 378,250 are eligible to be issued. The exercise price of each option granted may not be less than the market price of the Company's stock at the time of the grant and no option may have a term exceeding 10 years.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


      Some options vest over a fixed term and others vest based on performance upon the achievement of certain milestones. A summary of the status of the two types of options as at December 31, 2001 and January 31, 2001, and changes during the 11-month period and year ended on those dates, is presented below:

Fixed stock options

      Fixed stock options vest on an annual basis over a period ranging from 0 to 5 years. A summary of the status of fixed stock options as at December 31, 2001 and January 31, 2001 and changes during the 11-month period and year ended on those dates, is presented below:

                                      December 31, 2001   January 31, 2001
                                      ------------------ ------------------
                                                Weighted           Weighted
                                       Number   average            average
                                         of     exercise  Number   exercise
                                       shares    price      of      price
                                         #         $     shares #     $
                                      --------  -------- --------  --------
    Outstanding, beginning of period.  829,000    1.70    613,000    1.16
    Granted..........................  308,750    3.71    414,000    3.30
    Exercised........................ (144,750)   0.90    (20,000)   0.95
    Expired or forfeited.............  (11,250)   3.65   (178,000)   3.63
                                      --------           --------
    Outstanding, end of period.......  981,750    2.43    829,000    1.70
                                      ========           ========
    Options exercisable at period end  829,400            649,672
                                      ========           ========

   The following table summarizes information about fixed stock options outstanding at December 31, 2001:

                                 Weighted  Weighted             Weighted
         Range of                average   average              average
          exercise    Number    remaining  exercise   Number    exercise
           prices   outstanding    life     price   exercisable  price
               $         #      [in years]    $          #         $
        ----------  ----------- ---------- -------- ----------- --------
        0.67 - 1.00   305,000      0.38      0.74     305,000     0.74
        2.15 - 2.65   298,000      2.29      2.47     235,000     1.95
        3.45 - 3.80   293,750      3.68      3.53     221,000     2.67
        4.00 - 4.74    85,000      3.04      4.53      68,400     3.70
                      -------                         -------
                      981,750                         829,400
                      =======                         =======

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


Performance stock options


   Performance stock options vest immediately upon the achievement of certain milestones as determined by the board of directors at the time of issuance. The performance stock option milestones include criteria measured by product related goals and corporate goals. Product related goals include: product development, completion of clinical trials, regulatory submissions, regulatory approvals, signing of marketing partners and commercial launch of the Corporation's products. The corporate goals include: successful investor and public relations activities related to media publications and investor analyst coverage, as well as financial goals including completion of financings and government grants. A summary of the status of performance stock options as at December 31, 2001 and January 31, 2001 and changes during the 11-month period and year ended on those dates, is presented below:


                                       December 31, 2001 January 31, 2001
                                       ----------------- -----------------
                                                Weighted          Weighted
                                        Number  average   Number  average
                                          of    exercise    of    exercise
                                        shares   price    shares   price
                                          #        $        #        $
                                       -------  -------- -------  --------
     Outstanding, beginning of period. 560,000    0.99   495,000    0.70
     Granted..........................  70,250    3.74    80,000    2.88
     Expired or forfeited............. (15,000)   3.65   (15,000)   1.50
                                       -------           -------
     Outstanding, end of period....... 615,250    1.26   560,000    0.99
                                       =======           =======
     Options exercisable at period end 133,375            39,250
                                       =======           =======

   The following table summarizes information about performance stock options outstanding at December 31, 2001:

                                 Weighted  Weighted             Weighted
         Range of                average   average              average
          exercise    Number    remaining  exercise   Number    exercise
           prices   outstanding    life     price   exercisable  price
               $         #      [in years]    $          #         $
        ----------  ----------- ---------- -------- ----------- --------
        0.67 - 0.75   480,000      0.86      0.68      90,000     0.13
        2.50 - 3.55    75,250      4.13      2.70      22,875     0.81
        4.00 - 4.30    60,000      4.28      4.09      20,500     1.44
                      -------                         -------
                      615,250                         133,375
                      =======                         =======

  Employee share purchase plan

   As a result of ongoing interest by its employees and directors to purchase shares of the Company, the Company implemented a share purchase plan effective March 22, 1999 and as amended on August 24, 1999. Pursuant to the terms of the plan, the Company will match the value of the common shares purchased by its employees or directors by issuing from treasury an equal number of common shares, up to a maximum value of the lesser of $6,750 or 9% of the employee's annual salary. The maximum number of common shares which may be issued by the Company pursuant to the purchase plan is 350,000. Under the plan, the Company issued 12,087 common shares to employees and directors during the 11-month period ended December 31, 2001 and 6,955 shares during the year ended January 31, 2001.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


5.  INCOME TAXES

   [a] Significant components of the Company's future tax assets and liabilities are as follows:

                                                  December 31, January 31,
                                                      2001        2001
                                                       $            $
                                                  ------------ -----------
     Future tax assets
     Federal loss carryforwards..................     895,093     600,760
     Ontario loss carryforwards..................     502,667     429,103
     Investment tax credit carryforwards.........     450,813     183,653
     Financing and share issue costs.............     218,231     412,892
     SR&ED expenditures..........................   1,190,912     865,796
                                                   ----------  ----------
     Future tax assets before valuation allowance   3,257,716   2,492,204
     Valuation allowance.........................  (3,254,660) (2,459,974)
                                                   ----------  ----------
     Future tax assets...........................       3,056      32,230
                                                   ----------  ----------
     Future tax liabilities
     Capital assets..............................       3,056      32,230
                                                   ----------  ----------
     Future tax liabilities......................       3,056      32,230
                                                   ----------  ----------
     Net future tax assets (liabilities).........          --          --
                                                   ==========  ==========

   No future tax assets have been recognized in the consolidated financial statements as the realization of the future tax assets does not meet the more likely than not recognition criteria.

   [b] The Company has Federal non-capital losses as at December 31, 2001 which are available to reduce future years' taxable income. The potential income tax benefits associated with these losses have not been recorded in the accounts. The approximate amounts and expiry dates of these non-capital loss carryforwards are as follows:

                                          $
                                      ---------
                                 2005   393,000
                                 2006   832,000
                                 2007 1,062,000
                                 2008   895,000
                                      ---------
                                      3,182,000
                                      =========

   The Company also has available Ontario tax loss carryforwards of approximately $3,719,000 which begin to expire in 2004.

   [c] The Company has available research and development expenditures for income tax purposes which may be carried forward indefinitely to reduce future years' taxable income. The total of such expenditures accumulated to December 31, 2001 is approximately $3,407,000 [January 31, 2001--$2,056,000]. The potential income tax benefits associated with these expenditures have not been recorded in the accounts.

   [d] The Company is entitled to receive provincial investment tax credits relating to research and development costs incurred.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001

6.  COMMITMENTS

   [a]  Research and commercialization agreements

       [i] The Company has acquired or is developing in collaboration with others a number of technologies which will require the Company to make payments upon the successful achievement of certain technological milestones. Additionally, in connection with the development of the technologies, the Company has entered into research agreements whereby a minimum fee will be paid for research and development to be carried out by other parties. The Company is committed to make minimum annual payments of $120,000, which commenced November 2000 and will continue until October 31, 2005, in connection with these agreements. In addition, the Company is committed, upon the successful achievement of future operating performance milestones, to make further payments of approximately $717,000 and to issue up to 30,000 purchase warrants at an exercise price of $4.50 [note 4[d]] to these parties. Along with the future payments of approximately $717,000 referred to above, the Company revised the terms and conditions associated with the purchase of an acquired technology related to the detection of colorectal cancer (see note 4[d][i]). The revised terms and conditions require the Company to make milestone payments of approximately $82,000, $43,000 and $40,000 upon the achievement of certain events. In addition, the Company acquired another technology related to colorectal cancer, which requires milestone payments of $50,000, $50,000, $75,000 and $50,000 upon the achievement of certain events.

            During the year ended January 31, 2001, the Company acquired technology related to the detection of prostate cancer. In connection with this purchase, the Company is committed to making milestone payments of approximately $38,000 and $77,000 upon the achievement of certain events. Upon the successful commercialization of these technologies, the Company will be required to also pay royalties based on product sales.

       [ii] On January 20, 2000, the Company entered into an agreement with Parke-Davis, then a division of Warner-Lambert Company and which now is a division of Pfizer. Under the terms of the agreement, Parke-Davis will use the Company's Cholesterol 1,2,3(TM) test systems to monitor the effects of its new investigational drug directed at the treatment of cardiovascular disease. This international Phase II clinical trial is being financed by Parke-Davis.

      [iii] On May 10, 2002 the Company entered into an agreement with McNeil
            Consumer Healthcare ("McNeil") to market and distribute the Company's test for coronary artery disease in Canada. Pursuant to the terms of the agreement, McNeil has exclusive rights, for the Canadian market, to the professional skin cholesterol test system and the future version for consumer use, both of which will be jointly developed by McNeil and the Corporation. The term of the agreement is fifteen years and requires McNeil to purchase the Company's skin cholesterol test and to pay ongoing royalties to the Company on sales, in addition to a series of financial milestone payments. IMI may terminate this agreement if certain minimum levels of sales are not met.

       [iv] On May 10, 1999 the Company entered into an agreement with X-Rite,
            Incorporated ("X-Rite") to develop and supply the Company with a hand-held instrument and related software for Cholesterol 1,2,3(TM), for use in a professional setting. Pursuant to the terms of the X-Rite Agreement, the Company has agreed to purchase all of the Company's worldwide requirements for colour measuring devices and related software for use by the Company in marketing and selling Cholesterol 1,2,3(TM) Systems in point-of-care applications in a professional setting. The term of the X-Rite Agreement is six years unless earlier terminated by either party upon the

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001

            material breach by the other party or, at the option of X-Rite, if a certain minimum number of X-Rite instruments are not purchased. Further, under specific conditions, the Company may be required to make certain payments to X-Rite if less than a minimum number of X-Rite instruments have been purchased by the Company during a specified period following FDA clearance of Cholesterol 1,2,3(TM).

       [v] Pursuant to agreements (the "ColorectAlert(TM) License Agreements") dated March 27, 1998, May 1, 1998 and October 23, 2001 between the Company and the Dr. A.K.M. Shamsuddin ("ColorectAlert Inventor"), the Company acquired a license, including the three existing United States and Japanese patents, for a technology that detects a carbohydrate marker associated with cancerous and pre-cancerous conditions ("ColorectAlert(TM)"). Pursuant to the terms of the agreements, the Company is required to make payments upon achieving certain research and development milestones as well as royalty payments based on revenues from sales of this technology. In addition, the Company granted warrants to purchase up to 100,000 common shares at exercise prices from $3.50 to $4.50 per share to the ColorectAlert(TM) Inventor. The agreements do not provide for a fixed termination date, and may only be terminated by the parties in the event of a material breach by the other party. See note 4[d][i] and note 6[a][i].

       [vi] The Company entered into an agreement with Procyon Biopharma Inc.
            ("Procyon") dated March 19, 2001, as amended (the "Procyon License Agreement"), whereby the Company has the right to complete the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute the ColoPath(TM) technology exclusively on a global basis. Pursuant to the terms of the Procyon License Agreement, all new patents will be owned by the Company. Procyon is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of all mucous-based colorectal cancer tests. The Procyon License Agreement does not have a fixed termination date, and it may be terminated upon written agreement of the parties, or by December 31, 2003, if the Company has not at that time engaged in any clinical work or product development in connection with the research and development of ColorectAlert(TM) or ColoPath(TM) or met minimum levels of sales of these products. In addition, the Company granted to Procyon warrants to purchase up to 75,000 common shares at an exercise price of $4.50 per share in connection with this agreement. See note 4[d][i] and note 6[a][i].

      [vii] The Company entered into an agreement with Dr. S. Hakky dated
            August 30, 2000, as amended (the "Hakky License Agreement"), whereby the Company assumes responsibility for the development, clinical trials, and regulatory submission for the technology and is entitled to develop, manufacture, market and distribute this technology exclusively on a worldwide basis. Pursuant to the terms of the Hakky License Agreement, all new patents will be owned by the Company. Dr. Hakky is entitled to payments based on the completion of certain research and development milestones as well as a royalty payment based on sales of the prostate cancer test. The Hakky License Agreement does not have a fixed termination date, and may be terminated by either party upon mutual agreement. See also note 6[a][i].

     [viii] The Company has a research alliance with McMaster University
            ("McMaster"). This research service agreement, dated October 31, 2000, requires the Company to provide research and development funding to McMaster, in an amount of $120,000 per year (see note 6 [a][i]), in support of the development of gene-based cancer products. The Company also has the right under this agreement for the use of laboratory facilities at McMaster. The Company has granted

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001

            or will grant warrants to purchase up to 10,000 shares per year, at an exercise price of $4.50 per share, to McMaster under this agreement. This agreement has a terimination date of October 31, 2005, and may be terminated earlier by the Company upon six months notice.

       [ix] On June 19, 2001, the Company entered into an exclusive agreement with Diagnostic Chemicals Limited ("DCL") to manufacture and supply the Company with Cholesterol 1,2,3(TM) test kits for the U.S. and Canada. The term of the DCL agreement is five years unless earlier terminated by either party upon the material breach by the other party or by the Company within one hundred and eighty days notice or by DCL within twelve months notice.

   [b]  Operating leases

   The Company has future minimum annual lease payments under operating leases for its office premises as follows:

                                          $
                                       -------
                                  2002  72,000
                                  2003  75,000
                                  2004  78,000
                                  2005  31,000
                                       -------
                                       256,000
                                       =======

7.  CONSOLIDATED STATEMENTS OF CASH FLOWS

   Changes in non-cash working capital balances related to operations comprise:

                                                  11-month
                                                period ended Year ended
                                                December 31, January 31,
                                                    2001        2001
                                                     $            $
                                                ------------ -----------
       Prepaid expenses and other receivables..    (66,935)    (84,470)
       Investment tax credits receivable.......   (131,000)    252,000
       Accounts payable and accrued liabilities      7,070      90,271
       Advance collaboration funding...........    (19,000)     55,588
                                                  --------     -------
                                                  (209,865)    313,389
                                                  ========     =======

   Excluded from the consolidated statement of cash flows for the period ended December 31, 2001 is the issuance of warrants paid as consideration in acquiring certain acquired technology of $305,000 and services of $5,000 as described in note 4[d][i].

   Included in accounts payable and accrued liabilities for the year ended January 31, 2001 is a capital asset acquisition of $84,782 which has not been included in the consolidated statements of cash flows. This amount has been presented as a purchase of capital assets during the 11-month period ended December 31, 2001.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


8. RECONCILIATION OF CANADIAN TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these consolidated financial statements, conforms in all material respects to U.S. GAAP, except as follows:

   If U.S. GAAP were followed, the effects on the consolidated statements of loss would be as follows:

                                                       11-month                               Cumulative
                                                     period ended Year ended   Year ended   from inception
                                                     December 31, January 31,  January 31,   November 9,
                                                         2001        2001         2000           1992
                                                          $            $            $             $
                                                     ------------ -----------  -----------  --------------
                                                                      (Canadian dollars)
Net loss for the year [Canadian GAAP]...............  (3,245,206)  (1,833,205)  (1,332,447)   (9,573,794)
Adjustments
   Amortization of acquired technology [a]..........     126,138       37,085       46,356       438,549
   Acquired technology expense [a]..................    (686,507)          --           --    (1,147,257)
   Fixed stock options granted to employees [b].....      (7,500)      (7,500)      (9,803)      (38,163)
   Fixed stock options granted to non-employees
     [c]............................................     (48,923)     (53,122)     (17,180)     (132,882)
   Performance stock options [d]....................    (254,838)  (3,564,540)    (990,930)   (4,900,756)
   Share purchase plan [e]..........................     (45,744)     (29,472)    (112,059)     (187,275)
                                                     -----------  -----------  -----------   -----------
Net loss and comprehensive loss for the period [U.S.
  GAAP] [f].........................................  (4,162,580)  (5,450,754)  (2,416,063)  (15,541,580)
                                                     ===========  ===========  ===========   ===========
Basic and fully diluted loss per share [U.S.
  GAAP] [g]......................................... $     (0.22) $     (0.31) $     (0.18)
Weighted average number of shares outstanding--
  basic and diluted.................................  19,097,390   17,376,342   13,204,758
Excluded from the diluted weighted average number of
  shares outstanding are:
   Employee stock options...........................     533,982      478,031      412,164
   Warrants.........................................       4,188           --      225,495
                                                     ===========  ===========  ===========   ===========

   Basic loss per share is determined using the weighted average number of shares outstanding during the years. As a result of the net losses for the period ended December 31, 2001 and years ended January 31, 2001 and 2000, the potential dilutive effect of the exercise of stock options and warrants was anti-dilutive, therefore have not been included in the calculation of fully diluted loss per share.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


      Consolidated balance sheet items, which would vary under U.S. GAAP are as follows:

                                           December 31, January 31,
                                               2001        2001
                                                $            $
                                           ------------ -----------
                                              (Canadian dollars)
            Assets
            Acquired technology, net [a]..          --           --
            Total assets..................   8,635,250   10,949,209
                                           -----------  -----------
            Shareholders' equity
            Share capital.................  22,850,029   21,521,457
            Additional paid-in capital....     724,250      423,812
            Warrants......................     310,000           --
            Deferred compensation.........    (102,711)    (109,033)
            Deficit accumulated during the
              development stage........... (15,541,580) (11,379,000)
                                           -----------  -----------
            Total shareholders' equity....   8,239,988   10,457,235
                                           ===========  ===========

   If U.S. GAAP were followed, the effects on the consolidated statements of cash flows would be as follows:

                                      11-month
                                    period ended Year ended  Year ended
                                    December 31, January 31, January 31,
                                        2001        2001        2000
                                         $            $           $
                                    ------------ ----------- -----------
                                       (Canadian dollars)
        OPERATING ACTIVITIES
        Balance under Canadian GAAP  (3,238,696) (1,425,849) (1,362,956)
        Acquired technology........     381,507          --          --
                                     ----------  ----------  ----------
        Balance under U.S. GAAP....  (2,857,189) (1,425,849) (1,362,956)
                                     ----------  ----------  ----------
        INVESTING ACTIVITIES
        Balance under Canadian GAAP     (11,787) (8,054,285)    (48,300)
        Acquired technology........     381,507          --          --
                                     ----------  ----------  ----------
        Balance under U.S. GAAP....     369,720  (8,054,285)    (48,300)
                                     ----------  ----------  ----------

FINANCING ACTIVITIES

   Balance under Canadian GAAP of $1,278,328 for the 11-month period ended December 31, 2001 and $11,303,901 for the year ended January 31, 2001 and 1,386,284 for the year ended January 31, 2000 remains unchanged for U.S. GAAP purposes.

   Since inception, the Company has not had any revenue from operations. Accordingly, under Statement of Financial Accounting Standard ["FAS"] No. 7, "Accounting and Reporting by Development Stage Enterprise" ["FAS 7"], the Company is considered to be a development stage enterprise under U.S. GAAP. FAS 7 require development stage enterprises to disclosed additional financial statement information, which are presented in note 8[h].

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


   Under Canadian GAAP, the Company does not recognize any compensation expense for the issuance of stock options to employees, directors or consultants. Under U.S. GAAP, the method of accounting for stock options is dependent upon who the option is issued to and whether the option is fixed or based on certain performance criteria. The Company follows Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ["APB 25"] for awards issued to employees and FAS No. 123, "Accounting for Stock Based Compensation" ["FAS 123"] for awards issued to non-employees. Accounting differences under Canadian GAAP and U.S. GAAP for stock options are described below.

   [a]  Acquired technology

      Under U.S. GAAP, the Corporation's acquired technology, which is primarily comprised of patents and know-how which require regulatory approval to be commercialized and which has no proven alternative future uses is considered in-process research and development and is immediately expensed upon acquisition in accordance with FAS No. 2, "Accounting for Research and Development Costs". The Corporation's acquired technology does not have an alternative future use given its specialized nature and limited alternative use. Under Canadian GAAP, the acquired technology is considered to be a development asset which is capitalized and amortized over its expected useful life.

   [b]  Fixed stock options granted to employees

      APB 25 requires the Company to recognize compensation expense relating to the intrinsic value of the options when the market price of the underlying stock is greater than the exercise price of the Company's employee stock options on the grant date.

   [c]  Fixed stock options granted to non-employees

      During the course of developing the Company's products, stock options were granted to consultants, researchers and advisors who are classified as non-employees. Stock options issued to non-employees are accounted for at fair value under the provisions of FAS 123.

      Fair value is determine using the Black-Scholes pricing mode, using assumptions as disclosed in note 8[g].

   [d]  Performance stock options

      The Company granted performance stock options to employees that vest upon the achievement of certain milestones. In accordance with APB 25, such stock options are accounted for using the variable method of accounting until the performance milestone is achieved. Under variable accounting, if it is likely that the milestone will be met, compensation associated is recalculated at each reporting date based on the current intrinsic value and amortized over the remaining vesting period.

      During the year ended January 31, 1999, the Company cancelled 1,104,000 performance stock options and issued 1,104,000 Series 1 Preferred Shares ["Preferred Shares"]. The Preferred Shares, which were issued to the same employees who held the options, are convertible into common shares of the Company under terms which were consistent with the original options. For U.S. GAAP accounting purposes, the Company has accounted for these Preferred Shares as performance stock options.

   [e]  Share purchase plan

      As discussed in note 4[e], effective March 22, 1999, the Company implemented a share purchase plan whereby the Company will match the value of the common shares purchased by its employees or directors

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001

   by issuing from treasury an equal number of common shares. For purpose of U.S. GAAP, the fair value of common shares issued from treasury, as determined by the quoted market price, under the share purchase plan have been accounted for using the intrinsic method of valuation with an exercise price of nil.

   [f]  Comprehensive income

      FAS 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period. For the periods presented, the Company did not have any material transaction that would otherwise have had an impact on comprehensive income. As such, loss for the period under U.S. GAAP is consistent with comprehensive income.

   [g]  FAS 123 pro forma disclosures

      FAS 123 requires pro forma disclosures of net loss and loss per share, as if the fair value based method, as opposed to the intrinsic value based method, of accounting for employee stock options had been applied.

      The following table presents the Company's net loss and loss per share on a pro forma basis using the fair value method as determined by using the Black-Scholes option-pricing model:

                                                   11-month
                                                 period ended Year ended  Year ended
                                                 December 31, January 31, January 31,
                                                     2001        2001        2000
                                                      $            $           $
                                                 ------------ ----------- -----------
                                                          (Canadian dollars)
Net loss for the period
   U.S. GAAP--Reported..........................  (4,162,580) (5,450,754) (2,416,063)
   Adjustment for FAS 123.......................    (284,321)   (172,450)    (45,516)
                                                  ----------  ----------  ----------
Net loss under
   U.S. GAAP--Pro forma.........................  (4,446,901) (5,623,204) (2,461,579)
                                                  ==========  ==========  ==========
Basic and fully diluted loss per share U.S. GAAP
   Reported.....................................       (0.22)      (0.31)      (0.18)
   Pro forma....................................       (0.23)      (0.32)      (0.19)

   The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes pricing model are approximately as follows:

                                    11-month
                                  period ended Year ended  Year ended
                                  December 31, January 31, January 31,
                                      2001        2001        2000
                                       $            $           $
                                  ------------ ----------- -----------
          Expected volatility....      59.1%        62.3%       62.7%
          Risk-free interest rate      5.14%        6.19%       6.29%
          Expected option life...   5 years      5 years     5 years

      Dividend yield assumption used for all periods presented was nil.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


      The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

   [h]  Development stage disclosures

      FAS 7 requires development stage companies to disclose, in addition to the same basic financial statements as presented in these consolidated financial statement, the following additional information disclosures are required:

      [i] Consolidated statement of loss:

                                                    Cumulative
                                                       from
                                                    inception
                                                   November 9,
                                                       1992
                                                        $
                                                ------------------
                                                (Canadian dollars)
             Expenses
             Research and development..........      6,652,742
             General and administration........      4,591,739
             Acquired technology...............      1,147,257
             Stock option compensation.........      5,259,078
             Amortization......................        228,720
                                                   -----------
                                                    17,879,536
                                                   -----------
             Recoveries and Other Income
             Investment tax credits............      1,257,802
             Interest..........................      1,016,334
             Government grants.................         63,820
                                                   -----------
                                                     2,337,956
                                                   -----------
             Cumulative net loss from inception    (15,541,580)
                                                   ===========

     [ii] Consolidated statement of cash flows:

                                                                    Cumulative
                                                                       from
                                                                    inception
                                                                   November 9,
                                                                       1992
                                                                        $
                                                                ------------------
                                                                (Canadian dollars)
Cash used in operating activities..............................     (8,950,160)
Cash used in investing activities..............................     (8,671,351)
Cash provided by financing activities..........................     18,214,890
                                                                    ----------
Cumulative increase in cash and cash equivalents from inception        593,379
                                                                    ==========

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


      [iii] The following represents the Company's cumulative statement of shareholders' determined in accordance with U.S. GAAP equity from inception:

                                                                                                             Deficit
                                  Series I                                                                  incurred
                                 Preferred stock     Common stock                                            in the
                                 ---------------  -----------------    Additional               Deferred   development
                                    #                #               paid-in capital Warrants compensation    stage
                                 [000's]    $     [000's]     $             $           $          $            $
                                 -------     --   ------- ---------  --------------- -------- ------------ -----------
Balance, November 2, 1992
Net loss for the period.........     --     --        --         --           --        --           --      (374,703)
Issued for cash.................     --     --     6,420    255,004           --        --           --            --
                                  -----      --   ------  ---------      -------        --      -------    ----------
Balance, January 31, 1994.......     --     --     6,420    255,004           --        --           --      (374,703)
Net loss for the period.........     --     --        --         --           --        --           --      (174,296)
Issued to extinguish a liability     --     --       720    240,000           --        --           --            --
Redemption......................     --     --    (2,337)  (130,695)      71,054        --           --            --
                                  -----      --   ------  ---------      -------        --      -------    ----------
Balance, January 31, 1995.......     --     --     4,803    364,309       71,054        --           --      (548,999)
Net loss for the period.........     --     --        --         --           --        --           --      (325,193)
Issued for cash.................     --     --       528    264,000           --        --           --            --
Issued on exercise of warrants..     --     --       450    150,000           --        --           --            --
Issued for services.............     --     --        90     45,000           --        --           --            --
Issuance of stock options.......     --     --        --         --        2,420                 (2,420)           --
Amortization of deferred
 compensation...................     --     --        --         --           --        --          202            --
                                  -----      --   ------  ---------      -------        --      -------    ----------
Balance, January 31, 1996.......     --     --     5,871    823,309       73,474        --       (2,218)     (874,192)
Net loss for the period.........     --     --        --         --           --        --           --      (497,576)
Issued for cash.................     --     --       839    559,500           --        --           --            --
Issued on exercise of warrants..     --     --       300    100,000           --        --           --            --
Issued for services.............     --     --        30     15,000           --        --           --            --
Issuance of stock options.......     --     --        --         --       23,736        --      (23,736)           --
Amortization of deferred
 compensation...................     --     --        --         --           --        --        3,217            --
                                  -----      --   ------  ---------      -------        --      -------    ----------
Balance, January 31, 1997.......     --     --     7,040  1,497,809       97,210        --      (22,737)   (1,371,768)
Net loss for the period.........     --     --        --         --           --        --           --      (809,216)
Issued on exercise of warrants..     --     --       502    205,000           --        --           --            --
Issued on conversion of
 debenture......................     --     --     2,000    500,000           --        --           --            --
Issued for cash.................     --     --     2,267  1,478,942           --        --           --            --
Issued for exercise of options..     --     --        72     54,000      (53,880)       --           --            --
Issuance of stock options.......     --     --        --         --       53,880        --      (53,880)           --
Amortization of deferred
 compensation...................     --     --        --         --           --        --       65,144            --
                                  -----      --   ------  ---------      -------        --      -------    ----------
Balance, January 31, 1998.......     --     --    11,881  3,735,751       97,210        --      (11,473)   (2,180,984)
Net loss for the period.........     --     --        --         --           --        --           --    (1,331,199)
Issued on exercise of warrants..     --     --       269    179,001           --        --           --            --
Issued on purchase of
 technology.....................     --     --       134    235,000           --        --           --            --
Issued for cash.................  1,104     11        --         --           --        --           --            --
Issued on exercise of options...     --     --       132     78,480       (1,440)       --           --            --
Issuance of stock options.......     --     --        --         --       47,460        --      (47,460)           --
Amortization of deferred
 compensation...................     --     --        --         --           --        --       48,905            --
                                  -----      --   ------  ---------      -------        --      -------    ----------
Balance, January 31, 1999.......  1,104     11    12,416  4,228,232      143,230        --      (10,028)   (3,512,183)
                                  -----      --   ------  ---------      -------        --      -------    ----------
Net loss for the period.........     --     --        --         --           --        --           --    (2,416,063)




                                    Total
                                      $
                                 ----------
Balance, November 2, 1992
Net loss for the period.........   (374,703)
Issued for cash.................    255,004
                                 ----------
Balance, January 31, 1994.......   (119,699)
Net loss for the period.........   (174,296)
Issued to extinguish a liability    240,000
Redemption......................     59,641
                                 ----------
Balance, January 31, 1995.......   (113,636)
Net loss for the period.........   (325,193)
Issued for cash.................    264,000
Issued on exercise of warrants..    150,000
Issued for services.............     45,000
Issuance of stock options.......         --
Amortization of deferred
 compensation...................        202
                                 ----------
Balance, January 31, 1996.......     20,373
Net loss for the period.........   (497,576)
Issued for cash.................    559,500
Issued on exercise of warrants..    100,000
Issued for services.............     15,000
Issuance of stock options.......         --
Amortization of deferred
 compensation...................      3,217
                                 ----------
Balance, January 31, 1997.......    200,514
Net loss for the period.........   (809,216)
Issued on exercise of warrants..    205,000
Issued on conversion of
 debenture......................    500,000
Issued for cash.................  1,478,942
Issued for exercise of options..        120
Issuance of stock options.......         --
Amortization of deferred
 compensation...................     65,144
                                 ----------
Balance, January 31, 1998.......  1,640,504
Net loss for the period......... (1,331,199)
Issued on exercise of warrants..    179,001
Issued on purchase of
 technology.....................    235,000
Issued for cash.................         11
Issued on exercise of options...     77,040
Issuance of stock options.......         --
Amortization of deferred
 compensation...................     48,905
                                 ----------
Balance, January 31, 1999.......    849,262
                                 ----------
Net loss for the period......... (2,416,063)

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001

                                                                                                            Deficit
                                  Series I                                                                 incurred
                                 Preferred stock    Common stock                                            in the
                                 --------------  ------------------   Additional               Deferred   development
                                    #               #               paid-in capital Warrants compensation    stage
                                 [000's]    $    [000's]     $             $           $          $            $
                                 -------    --   ------- ---------- --------------- -------- ------------ -----------
Conversion of Series I
 Preferred Shares...............  (559)    (6)       --          --          --          --           --           --
Issued on conversion of Series I
 Preferred shares...............    --     --       559     932,436          --          --     (932,430)          --
Issued under Special
 Warrants.......................    --     --     1,200   1,034,159          --          --           --           --
Issued on exercise of
 warrants.......................    --     --       342     256,500          --          --           --           --
Issued under share purchase
 plan [note 4 [e]]..............    --     --        56     112,059          --          --           --           --
Issued on exercise of
 options........................    --     --       172     119,853     (24,228)         --           --           --
Issuance of stock options.......    --     --        --          --     117,600          --     (117,600)          --
Amortization of deferred
 compensation...................    --     --        --          --          --          --    1,017,913           --
                                  ----      --   ------  ----------     -------     -------   ----------  -----------
Balance, January 31, 2000.......   545      5    14,745   6,683,239     236,602                  (42,145)   5,928,246
Net loss for the period.........                                                                           (5,450,754)
Conversion of Series I
 Preferred Shares...............  (545)    (5)       --          --          --          --           --           --
Issued on conversion of Series I
 Preferred shares...............    --     --       545   3,504,845          --          --   (3,504,840)          --
Issued under Special Warrants
 [note 4 [c]]...................    --     --     3,158  11,134,901          --          --           --           --
Issued on exercise of warrants
 [note 4 [d]]...................    --     --       180     150,000          --          --           --           --
Issued under share purchase
 plan [note 4 [e]]..............    --     --         7      29,472          --          --           --           --
Issued on exercise of options
 [note 4[e]]....................    --     --        20      19,000          --          --           --           --
Issuance of stock options.......    --     --        --          --     187,210          --     (187,210)          --
Amortization of deferred
 compensation...................    --     --        --          --          --          --    3,625,162           --
                                  ----      --   ------  ----------     -------     -------   ----------  -----------
Balance, January 31, 2001.......    --     --    18,655  21,521,457     423,812          --     (109,033) (11,379,000)
Net loss for the period.........    --     --                                            --                (4,162,580)
Issued on exercise of warrants
 [note 4 [d]]...................    --     --       753   1,147,611          --          --           --           --
Issued under share purchase
 plan [note 4 [e]]..............    --     --        12      45,744          --          --           --           --
Issued on exercise of options
 [note 4 [e]]...................    --     --       145     135,217      (4,500)         --           --           --
Issued on purchase of
 technology [note 4
 [d [i]]].......................    --     --        --          --          --     305,000           --           --
Issued for services [note 4
 [d [i]]].......................    --     --        --          --          --       5,000           --           --
Issuance of stock options.......    --     --        --          --     304,938          --     (304,938)          --
Amortization of deferred
 compensation...................    --     --        --          --          --          --      311,260           --
                                  ----      --   ------  ----------     -------     -------   ----------  -----------
Balance, December 31,
 2001...........................    --     --    19,565  22,850,029     724,250     310,000     (102,711) (15,541,580)
                                  ====      ==   ======  ==========     =======     =======   ==========  ===========




                                    Total
                                      $
                                 ----------
Conversion of Series I
 Preferred Shares...............         (6)
Issued on conversion of Series I
 Preferred shares...............          6
Issued under Special
 Warrants.......................  1,034,159
Issued on exercise of
 warrants.......................    256,500
Issued under share purchase
 plan [note 4 [e]]..............    112,059
Issued on exercise of
 options........................     95,625
Issuance of stock options.......         --
Amortization of deferred
 compensation...................  1,017,913
                                 ----------
Balance, January 31, 2000.......    949,455
Net loss for the period......... (5,450,754)
Conversion of Series I
 Preferred Shares...............         (5)
Issued on conversion of Series I
 Preferred shares...............          5
Issued under Special Warrants
 [note 4 [c]]................... 11,134,901
Issued on exercise of warrants
 [note 4 [d]]...................    150,000
Issued under share purchase
 plan [note 4 [e]]..............     29,472
Issued on exercise of options
 [note 4[e]]....................     19,000
Issuance of stock options.......         --
Amortization of deferred
 compensation...................  3,625,162
                                 ----------
Balance, January 31, 2001....... 10,457,236
Net loss for the period......... (4,162,580)
Issued on exercise of warrants
 [note 4 [d]]...................  1,147,611
Issued under share purchase
 plan [note 4 [e]]..............     45,744
Issued on exercise of options
 [note 4 [e]]...................    130,717
Issued on purchase of
 technology [note 4
 [d [i]]].......................    305,000
Issued for services [note 4
 [d [i]]].......................      5,000
Issuance of stock options.......         --
Amortization of deferred
 compensation...................    311,260
                                 ----------
Balance, December 31,
 2001...........................  8,239,988
                                 ==========

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


   Since the Company's inception on November 2, 1992 up until the year ended January 31, 1994, in lieu of repaying liabilities of $255,004, the Company issued 6,420,000 common shares. The shares were issued to the original founder of the Company.

   During the year ended January 31, 1995, the Company issued 720,000 common shares for aggregate cash proceeds of $240,000 and redeemed 2,337,000 common shares for total cash consideration of $59,641. The paid up capital amount of the shares redeemed was $130,695, thus resulting in a contributed surplus of $71,054.

   During the year ended January 31, 1996, the Company issued in total 1,068,000 common shares. Of the total issuance, 528,000 of these common shares were issued for cash consideration of $264,000 and 90,000 were issued for management services. The fair value of the services received was approximately $45,000 and has been expensed. In addition to the above issuance, the company also issued 450,000 common shares upon the exercise of warrants at an exercise price of $0.33 per warrant for total proceeds of $150,000.

   During the year ended January 31, 1997, the Company issued in total 1,169,250 common shares. Of the total issuance, 839,250 were issued for cash consideration of $559,500 and 30,000 were issued for management services. The fair value of the services received was approximately $15,000 and has been expensed. During this period, the Company also issued 300,000 common shares for total proceeds of $100,000 in connection with warrants exercised. The exercise price of the warrants was $0.33 per warrant.

   During the year ended January 31, 1998, in June 1997, in connection with discussions to initiate a public offering of its common shares, the Company obtained bridge financing in the form of a $500,000 convertible debenture. Subsequently, on October 31, 1997 upon closing of the initial public offering, the debenture was converted into 2,000,000 common shares of the Company. On October 31, 1997, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 2,266,667 common shares for net proceeds of $1,478,942 after deducting agents' commissions, fees and other costs associated with the offering totaling $221,059. The Company also granted the agent of the initial public offering options to purchase an additional 342,000 common shares at a price of $0.75 per share. In addition, during the year, 72,000 options were exercised at a price of $0.00167 and 360,000 options expired upon termination of employment. In connection with the Company's warrants, 502,000 common shares were issued for total proceeds of $205,000 at an average exercise price of $0.41 per warrant.

   During the year ended January 31, 1999, 268,372 warrants were exercised at a price of $0.667 and 128,750 warrants expired. Pursuant to the exercise of 45,000 of these warrants, share purchase demand loans of $30,015 were made to two executive officers of the Company, bear interest at 5% per annum and are collateralized by 45,000 common shares. The Company also issued 132,000 shares related to the exercise of stock options at an average exercise price of $0.58. In addition during the year, the Company created Series I Preferred Shares which are non-voting, carry no dividend rights, are convertible at the holder's option prior to October 31, 2002 on a one for one basis into common shares upon achievement of certain predetermined corporate milestones and are redeemable by the Company after October 31, 2002 for $0.00001 per share. The Company issued 1,104,000 Series I Preferred Shares in replacement of stock options with the same rights and privileges. The Company has considered these Series I Preferred Shares as equivalent to performance based stock options and accordingly has recorded a compensation expense in the period when the performance milestones were met.

   On May 27, 1998, the Company purchased an additional patent relating to a test to measure skin cholesterol, for a combination of cash and 14,286 shares valued at $1.75 per share for total consideration of $50,000. In addition, in connection with the purchase of the remaining 11% of 2860601 Canada Inc. ["2860601"] that it did not already own, the Company paid a combination of cash and 120,000 common shares valued at $1.75 per share for a total consideration of $260,750. As the only significant asset held by 2860601 was technology, the entire value of the incremental purchase has been ascribed to acquired technology.

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


   During the year ended January 31, 2000, the Company issued 342,000 common shares for total proceeds of $256,500 in connection with options granted in October 1997 to the agent of the Company's initial public offering. The Company issued an aggregate of 55,774 common shares to employees under the Employee Share Purchase Plan for no additional consideration, which were valued at $112,059 and included as a compensation expense. In addition, upon the successful achievement of performance milestones, the Company issued 559,000 common shares to employees for no additional consideration pursuant to the conversion of previously issued Series I Preferred Shares. Subsequent to January 31, 2000, on March 17, 2000, the remaining milestones relating to the Series I Preferred Shares were achieved and the 545,000 preferred shares were converted into common shares for no additional consideration. For accounting purposes, a compensation expense of $932,430 and $2,896,740 was recorded in each respective period. On September 30, 1999, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 1,200,000 common shares and 600,000 common share purchase warrants for net proceeds of $1,034,159 after deducting agents' commissions, fees and other costs associated with the offering totaling $165,841. Each common share purchase warrant entitled the holder to acquire one common share at a price of $1.25 per share. The Company also granted the agent and sub-agent compensation options to purchase up to 120,000 common shares at an exercise price of $1.25. Total stock options exercised during the year was approximately 172,000 for $119,853, of which $95,625 was received in cash.

   For the year ended January 31, 2001 and the 11-month period ended December 31, 2001 see Note 4.

   Items that would differ in accordance with US GAAP for the year ended January 31, 2001 are as follows: issuance of 545,000 common shares on the conversion of the Series I Preferred Shares [see discussion for the year ended January 31, 2000] and the issuance of 12,000 common shares under the share purchase plan at a value of $29,472, which has been recorded as compensation expense.

   Items that would differ in accordance with US GAAP for the period ended December 31, 2001 are as follows: issuance of 45,000 common shares at a value of $45,744, which has been recognized as compensation expense and the issuance of common shares on the exercise of stock options has increased by $4,500 from additional paid-in capital.

      [iv]  Share Capital:

                                                               Cumulative from inception
                                                                  November 9, 1992
                                                               ------------------------
                                                                 Number
                                                                of shares        $
                                                               ----------   ----------
                                                                 (Canadian dollars)
Shares issued for cash........................................ 10,773,917    2,797,446
Shares issued for services....................................    120,000       60,000
Shares issued on purchase of technology.......................    134,286      235,000
Exercise of stock options.....................................    469,250      406,550
Issued under the share purchase plan for no cash consideration     74,816      187,275
Warrants exercised for cash...................................  2,868,230    2,188,112
Special warrants exercised for cash...........................  4,357,895   12,169,060
Shares redeemed for cash...................................... (2,337,000)    (130,695)
Shares issued on conversion of debenture......................  2,000,000      500,000
Shares issued on conversion of Series I Preferred Shares......  1,104,000    4,437,281
                                                               ----------   ----------
                                                               19,565,394   22,850,029
                                                               ==========   ==========

                  IMI INTERNATIONAL MEDICAL INNOVATIONS INC.

                               December 31, 2001


   [i] Additional consolidated balance sheet information:

      Accounts payable and accrued liabilities consisted primarily of accruals related to clinical trials of $204,739 [January 31, 2001--$96,092] and amounts owing to trade creditors of $116,959 [January 31, 2001--$162,657].


      In accordance with Canadian GAAP, the Company's cash equivalents and short-term investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been classified as held-to-maturity, and would be recorded at amortized cost. There is no significant difference between cost under Canadian GAAP and amortized cost for U.S. GAAP. Accrued interest is included in the short-term investments balance, which in total approximates fair value.


   [j] Recent accounting developments:

      In August 2001, the Financial Accounting Standards Board the ["FASB"] issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ["FAS 144"], which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 applies to all long-lived assets, including discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. This Statement supersedes FAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" and the accounting and reporting provisions of APB 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ["APB 30"] for the disposal of a segment of a business. The provisions of FAS 144 are required to be adopted by companies effective January 1, 2002. The Company has not yet determined the effect that the adoption of FAS 144 will have on the business, results of operations, and financial condition of the Company.

      In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"] which is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. The Company has not yet determined the effect that the adoption of FAS 143 will have on the business, results of operations, and financial condition of the Company.

9.  SUBSEQUENT EVENT

   On April 2, 2002, the Company completed a private placement of 1.2 million common shares at a price of $5.00 per share, for net proceeds of approximately $5,432,000. In connection with this offering, the Company granted to the underwriter compensation options to purchase up to 120,000 common shares at an exercise price of $5.50 per share on or before April 2, 2003.

ITEM 19.  Exhibits.



 1.1+ Articles of Amalgamation of the Corporation

 1.2+ By-laws of the Corporation

4.1*+ Supply Agreement by and between the Registrant and Diagnostic Chemicals Limited dated June 19,
      2001

4.2*+ Cholesterol 1,2,3--Skin Cholesterol Measurement System--Product Development, Manufacturing
      and Marketing and Sales Agreement by and between the Registrant and X-Rite, Inc. dated May 14,
      1999

 4.3+ Employment Agreement by and between the Registrant and Ronald Hosking dated Feb. 4, 1998

 4.4+ Employment Agreement by and between the Registrant and Dr. H.B. Brent Norton dated Jan. 1, 2001

 4.5+ Employment Agreement by and between the Registrant and Michael Evelegh dated Jan 1, 2001

 4.6+ Lease Agreement by and among the Registrant, 448048 Ontario Inc. and First United Real Estate
      Investors, Inc. dated May 1, 2000

4.7*  Research and Development and Use of Space Agreement by and between McMaster University and the Registrant dated October 31, 2000.

23.1  Consent of Ernst & Young LLP.

 *    Certain confidential information contained in this exhibit, marked by brackets with asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule
      24b-2 of the Securities Exchange Act of 1934, as amended.

 +    Previously filed.

                                   SIGNATURE


   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the registration statement on its behalf.


                                             IMI INTERNATIONAL MEDICAL
                                             INNOVATIONS INC.

                                                       /s/  RONALD HOSKING
                                                  -----------------------------
                                             By:         Ronald Hosking
                                             Its:  Vice President, Finance and
                                                     Chief Financial Officer



Date: December 30, 2002